As filed with the Securities and Exchange Commission on October 11, 2000.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
StarBand Communications Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	4899	54-1977597

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1760 Old Meadow Road, McLean, Virginia 22102, tel.: 703-287-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Zur Feldman, Chief Executive Officer and Co-Chairman

1760 Old Meadow Road, McLean, Virginia 22102, tel.: 703-245-1700
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Renzi, Jr. Sara Hanks Clifford Chance Rogers & Wells LLP 607 Fourteenth Street, NW Washington, DC 20005 Tel: (202) 434-0700 Fax: (202) 434-0800	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000 Fax: (212) 450-4800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.  [   ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

	Proposed
Title of Each Class	Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee

Common stock, par value $0.05 per share	$287,500,000	$75,900

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.
(2)	Includes shares issuable upon the underwriters’ exercise of their over-allotment option.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October   , 2000

PROSPECTUS

             Shares

Common Stock

          This is StarBand Communications Inc.’s initial public offering. StarBand is selling all of the shares offered. The U.S. underwriters are offering           shares in the U.S. and Canada and the international managers are offering           shares outside the U.S. and Canada.

          We expect the public offering price to be between $          and $          per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “STRB.”

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to StarBand	$	$

          The U.S. underwriters may also purchase up to an additional           shares from StarBand at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an additional           shares from StarBand.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about             , 2000.

Merrill Lynch & Co.

Credit Suisse First Boston

Salomon Smith Barney

CIBC World Markets

ING Barings

The date of this prospectus is           , 2000.

INSIDE FRONT COVER

It's w i d e r than narrowband.

It's BIGGER than broadband.

It's StarBand.

The first

        consumer
        always-on
        two-way
        high-speed
        Internet service
        via satellite

StarBand Communications
[Depiction of StarBand logo]

A joint venture of Gilat Satellite Networks Ltd., EchoStar Communications
Corporation, and Microsoft Corporation [Logos of Gilat Satellite Networks,
Echostar Communications Corporation, and Microsoft Corporation]

FOLD OUT PAGES

The StarBand Solution
[Satellite photo of North America is background]
StarBand Communications is creating a new category in high-speed Internet access, bundling fast StarBand Internet access with a multi-megabit-speed content delivery service. Our service is targeted to underserved suburban and rural markets where terrestrial broadband alternatives are limited.

RELIABLE HIGH-SPEED ACCESS

- Up to 500 kilobits per second downstream speeds
- Proven technology based on Gilat Satellite Networks solution
- Single-hop architecture, independent from terrestrial networks
- Always-on connection

[photo of family using Internet]

UNPARALLELED CONSUMER EXPERIENCE

- Ultra high-speed multicast content delivery
- Exclusive StarBand Carousel(SM) technology for personalized content applications
- Always-on
- Single-dish solution for high-speed Internet and satellite television

[photo of couple using Internet]

NATIONWIDE AND SCALABLE

- Available to virtually everyone, everywhere
- Over 90% of U.S. single family households have satellite line-of-sight
- Centralized network and redundant operations

[photo of installer]

THE STARBAND CONNECTION

-Small satellite dish
-StarBand modem

[photo of the StarBand CPE]

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
OTHER RELEVANT INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
AMENDED AND RESTATED BYLAWS
CONSENT OF ERNST & YOUNG LLP
Financial Data Schedule

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      StarBandSM and the StarBand family of marks are owned by StarBand Communications Inc. All other brand names, trademarks and service marks appearing in the prospectus are the property of their respective holders.

      References in this prospectus to “we,” “our,” “us,” “our company” and “StarBand” are to StarBand Communications Inc. On September 29, 2000, we changed our name to StarBand Communications Inc. from Gilat-To-Home Inc.

i

SUMMARY

      This summary does not contain all the information that may be important to you. You should read the entire prospectus carefully, including the financial statements and related notes beginning on page F-1, before making an investment decision.

Our Company

      StarBand is the first nationwide provider of two-way, always-on, high-speed Internet access via satellite to residential and small office/ home office customers. We have deployed a proven and scalable network using leased capacity on existing communications satellites which we believe can provide our StarBand service today to any location in the United States with a clear view of the southern sky. We are targeting our StarBand service primarily to rural and suburban households with few or no high-speed Internet access alternatives. We estimate that approximately 55 million households do not presently have access to cable modem or digital subscriber line, or DSL, technology. Our basic service package offers unlimited access time at an affordable monthly flat rate. We have extensively tested our service offering at over 9,000 locations and, in combination with our strategic partners, are launching service nationwide in the fourth quarter of 2000.

      Our high-speed Internet access service benefits from the unique abilities of our one-hop satellite network architecture. Unlike terrestrial networks, satellite networks possess the ability to multicast, or simultaneously send common content, to millions of subscribers. Our solution is unique because it delivers high bandwidth content directly to the personal computer or other storage device at a subscriber’s home. We can therefore expand the edge of the Internet directly to our subscribers and avoid potential congestion inherent in the terrestrial network. We intend to use our multicasting services to aggregate and filter high quality content and create an unparalleled experience for our subscribers. We will multicast content such as music, movies, software and emerging multimedia content at significantly higher speeds than existing broadband alternatives and, in 2001, we expect to introduce the StarBand CarouselSM, a personalized high-speed digital delivery service, significantly enhancing our subscribers’ experience and generating additional revenue opportunities.

      We have three primary strategic partners and founding investors.

Gilat Satellite Networks Ltd., and its subsidiaries, leaders in satellite communications, are supplying their advanced networking technology and proven customer premises equipment to StarBand on an exclusive basis in the United States and Canada.

Microsoft Corporation, the owner of MSN, a leading consumer Internet service provider with over 3 million subscribers, has agreed to sell high-speed Internet access using our wholesale service offering through over 7,000 RadioShack locations.

EchoStar Communications, one of the two leading U.S. direct broadcast satellite television companies with over 4.5 million subscribers, has agreed to co-market our services to customers of its DISH television service and has provided us with access to more than 20,000 DISH retailers. In addition to our Internet only access package, we will offer a joint StarBand/ EchoStar single-dish solution for direct broadcast television and high-speed Internet access in a bundled package.

      Our strategic partners and founding investors have played key roles in our development by providing us access to:

•	proprietary proven technology;

•	a large existing customer base;

•	strong consumer brand names; and

•	broad retail and wholesale distribution channels.

      We believe that a substantial business opportunity exists for us as a result of the tremendous growth of the Internet, the increasing availability of broadband content and applications and the growing demand for high-speed Internet connections. Forrester Research estimates that 36.4 million U.S. households will have broadband Internet connections by 2004. Because of the high cost, complexity and physical limitations involved in providing DSL and cable modem services, the rollout of these services has been slow or impractical in most rural and many suburban areas. As illustrated by the recent success of direct broadcast satellite television, which was one of the most successful rollouts of a consumer electronics product, we believe that consumers in underserved markets will embrace our satellite-based solution for high-speed Internet access. Pioneer Consulting estimates that the satellite broadband access market in the United States will grow to approximately $13.2 billion by 2005.

      The StarBand network consists of sophisticated and proven equipment at the subscriber’s premises, two network operations centers connected to the Internet and satellite capacity linking subscriber equipment to the network operations centers. The customer premises equipment used in the StarBand network is comprised of a small satellite dish and outdoor components connected by cables to communications electronics that are installed in the subscriber’s home. The primary central network operations center from which Gilat manages the telecommunications elements of our network, located in Marietta, Georgia, has a robust, redundant connection to the Internet and the requisite equipment to manage the network. The network design allows us to manage the amount of satellite capacity allocated to particular subscribers, and therefore to provide each subscriber specified minimum performance levels, even during peak periods. We continuously develop and optimize our technology to maintain and enhance network performance and monitor usage.

      We are launching our service using existing Ku band satellite capacity that we and Gilat lease from several owners of geostationary satellites. By utilizing leased capacity, we minimize our investments in fixed capital assets and avoid the risks of deploying our own satellites. In order to further increase the cost efficiency of our network, we are working with leading suppliers to implement a next-generation satellite system which we expect will significantly increase our overall satellite capacity and decrease its cost on a per subscriber basis. The supplier we select will undertake the responsibility and expense of building and launching these satellites. We will enter into a long-term lease for capacity on these new satellites.

Our Strategy

      Our mission is to become the leading provider of two-way, always-on, satellite-based high-speed Internet access. In order to achieve this goal, we intend to:

•	rapidly expand our subscriber base;

•	implement a targeted marketing plan to attract subscribers;

•	maintain a low cost and capital-efficient business model;

•	develop opportunities to sell higher-margin value-added services;

•	continue to enhance our subscribers’ StarBand experience; and

•	pursue additional distribution and content partnerships.

      To date, we have raised $126 million of equity from our strategic partners and founding investors. We have recently renegotiated our existing senior debt facility. We are also negotiating a bank facility to prefund our satellite capacity lease with Loral Skynet. We face many risks and uncertainties. For example, we have a limited operating history and as of August 31, 2000, we had an accumulated deficit of approximately $88.0 million. In addition, we operate in a highly competitive market and we expect to record substantial losses for at least the next few years.

      We are a Delaware corporation. Our principal executive offices are located at 1760 Old Meadow Road, McLean, Virginia 22102, and our telephone number is 703-287-3000.

The Offering

Common stock offered by StarBand:

U.S. offering	shares
International offering	shares
Total	shares

Shares outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from this offering, without exercise of the over-allotment options, will be approximately $ million. We intend to use these net proceeds:

• to fund the continued growth of our business and operations and expand our subscriber base; and

• to the extent remaining, for general corporate and working capital purposes.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	STRB

      Unless otherwise indicated, all information in this prospectus, including the outstanding share information above, is based on 88,108,650 shares outstanding as of August 31, 2000 on a pro forma basis to reflect the automatic conversion of all outstanding preferred stock, and the issuance and conversion of additional convertible preferred stock, to be issued as dividends thereon, into 54,228,893 million shares of common stock upon completion of this offering. The outstanding share information excludes:

•	8 million shares of common stock reserved for issuance under our 2000 stock incentive plan, of which 5,449,220 shares of common stock are subject to outstanding options with a weighted average exercise price of $2.50;

•	1,873,477 and 1,910,947 shares of common stock issuable upon the exercise of warrants and rights to purchase Series C and D mandatorily redeemable convertible preferred stock, respectively, and assumed immediate conversion thereof into common stock with a weighted average exercise price of $4.49 per share;

•	116,000 shares of common stock issuable upon the exercise of warrants issued to various third parties with a weighted average exercise price of $2.50; and

•	shares of common stock issuable if the underwriters exercise their over-allotment option in full.

Summary Financial Data

(in thousands, except share and per share data)

      In the table below, we provide you with summary historical financial data of StarBand Communications Inc. We have prepared this information using the financial statements of StarBand Communications Inc. for the period from January 11, 2000 (inception) to August 31, 2000.

      When you read this summary historical financial data, it is important that you read along with it the historical financial statements and related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      We face many risks and uncertainties. For example, we have a limited operating history and as of August 31, 2000, we had an accumulated deficit of approximately $88.0 million. In addition, we operate in a highly competitive market and we expect to record substantial losses for at least the next few years.

Period from
January 11, 2000
(Inception)
through
August 31, 2000

Statement of Operations Data:

Total revenues	$7

Total cost and expenses	68,584

Loss from operations	(68,577)

Net loss attributable to common stockholders	$(82,094)

Basic and diluted loss per share	$(4.06)

Pro forma net loss attributable to common stockholders (unaudited)(1)	$(66,848)

Pro forma basic and diluted loss per share (unaudited)(2)	$(1.23)

Pro forma as adjusted net loss attributable to common stockholders (unaudited)(1)	$

Pro forma as adjusted basic and diluted loss per share (unaudited)(3)	$

Weighted Average Shares Outstanding:

Basic and diluted	20,232,428

Pro forma basic and diluted (unaudited)(2)	54,456,199

Pro forma as adjusted basic and diluted (unaudited)(3)

	As of August 31, 2000

			Pro Forma
		Pro Forma	As Adjusted
	Actual	(unaudited)	(unaudited)

		(4)	(5)

Balance Sheet Data:

Cash and cash equivalents	$68,303	$68,303

Restricted cash and cash equivalents	90,559	90,559

Total	158,862	158,862

Working capital	32,602	32,602

Total assets	196,512	196,512

Total debt	81,089	81,089

Total mandatorily redeemable convertible preferred stock	142,870	—

Total stockholders’ (deficit) equity	(76,770)	66,100

(1)	The pro forma and pro forma as adjusted net loss attributable to common stockholders reflects the elimination of the preferred stock dividends and accretion.

(2)	The pro forma statement of operations data gives effect to the conversion of all outstanding mandatorily redeemable convertible preferred stock and dividends thereon into 32,643,118 and 1,580,653 shares of common stock, respectively, on a weighted average basis, and excludes common shares issuable upon exercise of outstanding stock options, issuance of common stock and pursuant to Series C and D mandatorily redeemable convertible preferred stock, because such shares are not automatically issuable upon consummation of this offering.

(3)	The pro forma as adjusted statement of operations data gives effect to the pro forma adjustments discussed in (2) above, in addition to the sale of shares of common stock offered hereby at an assumed initial public offering price of $ per share as if such sale had occurred on January 11, 2000 (inception).

(4)	The pro forma balance sheet data gives effect to the automatic conversion of all outstanding shares of mandatorily redeemable convertible preferred stock and dividends thereon into 51,727,573 and 2,501,320 shares of common stock, respectively, and excludes common shares issuable upon exercise of stock options (5,449,220 shares), warrants to purchase common stock (116,000 shares), Series C mandatorily redeemable convertible preferred stock (1,873,477 common share equivalents), and Series D mandatorily redeemable convertible preferred stock (1,910,947 common share equivalents) as such shares are not automatically issuable upon consummation of this offering.

(5)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments discussed in (4), above, and to the sale of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us as if such sale had occurred on August 31, 2000.

RISK FACTORS

      This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risks and the other information in this prospectus before investing in our common stock. If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be seriously harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have an unproven business model and a limited operating history in a new and rapidly evolving industry, and we may not be able to implement our business plan.

      Our business model is still in development. Our limited historical financial and operating data are not a good indication of how our business is doing or how it is evolving and may make it difficult for you to evaluate our performance. You must consider our business and prospects in light of the risks and difficulties typically encountered by companies in new and rapidly evolving industries such as ours. We may not adequately address these risks, and if we do not, we may not be able to implement our business plan as we intend.

      We were incorporated in January 2000 and first began service operations in April 2000 by initiating a large-scale pilot program. We expect to initiate nationwide services on our network during the fourth quarter of 2000. Our services may not achieve broad consumer or commercial acceptance. Our business model contemplates that we will generate revenues from basic subscription services, value-added services, advertising and e-commerce. These revenues may not materialize if we fail to successfully implement our strategy for attracting subscribers.

We have incurred operating and net losses since our inception and expect to incur future losses for at least the next few years. Accordingly, we may not be able to achieve profitability and even if we do become profitable, we may not be able to sustain profitability.

      We have incurred operating and net losses since our inception and expect to continue to operate at a loss for at least the next few years, primarily because we intend to increase capital expenditures and operating expenses in order to expand our network and to market and provide our services to a growing number of potential subscribers. As of August 31, 2000, we had an accumulated deficit of approximately $88.0 million. As we build our business to provide our services, we do not expect our revenues to increase as rapidly and as substantially as we expect our capital costs and other expenditures to increase over the next few years. As a result, we expect to incur additional operating and net losses for at least the next few years.

If we fail to manage our potential rapid growth and expansion effectively, or expand and allocate our resources efficiently, we may not be able to retain or grow our subscriber base.

      We have grown rapidly and expect to continue to do so by hiring new employees, adding new subscribers and expanding into new distribution channels. Our growth has placed, and will continue to place, a significant strain on our management and our operating and financial systems, including billing and information systems. Our employees, outsourcing arrangements, systems, procedures and controls may be inadequate to support our future operations. In particular, we expect that demands on the network infrastructure and our technical support resources will increase rapidly as our subscriber base grows. We may therefore experience difficulties meeting a high demand for services in the future. In order to meet this demand, we will need to hire, train and retain the appropriate personnel, as well as the third-party service providers we depend on for customer service, to manage our operations. We will also need to adapt our financial and management controls, reporting systems, operating systems and billing and information systems. Our failure to manage growth and expansion effectively, or the failure by one of our service providers to adequately perform its services, could harm our ability to retain or grow our subscriber base which in turn would harm our business, financial condition and results of operations.

If our assumptions regarding the usage patterns of our subscribers are wrong, or if our subscribers’ usage patterns change, we could have either too little or too much satellite capacity, and our business would be harmed.

      In our business plan we make critical assumptions about how much satellite capacity our subscribers will use and at what times of day their usage will occur. These assumptions are based on our understanding regarding other Internet and satellite services, as well as data gathered from our pilot program. We use these assumptions to calculate the number of subscribers that can be supported on a given transponder, or unit of satellite capacity. If our assumptions are wrong, or if our subscribers’ usage patterns change in the future as broadband applications become more widely available, we could have either insufficient capacity to maintain our expected level of service and lose customers, or have excess capacity and suffer inefficiencies in our business. If we fail to effectively manage our satellite resources, our business could be harmed, the quality of service we provide to our subscribers could deteriorate and we could lose existing, or fail to attract new, subscribers.

If we are unable to attract or retain subscribers, our business will be harmed.

      Our success depends upon our ability to rapidly grow our subscriber base. Several factors may negatively impact this ability, including:

•	loss of our existing sales and distribution channels, resulting in our lack of access to potential subscribers;

•	failure to obtain additional distribution channels, also resulting in our lack of access to potential subscribers;

•	failure to establish and maintain the StarBand brand through advertising and marketing, or erosion of our brand due to misjudgments in service offerings;

•	failure to obtain content that appeals to the evolving preferences of our subscribers; and

•	failure to provide the minimum transmission speeds and quality of service our customers expect.

      In addition, our service requires customers to first purchase our satellite system equipment and then pay us monthly subscriber fees. The price of our equipment and our subscription fees are currently higher than those of many dial-up, DSL and cable modem Internet access services. In many instances, we expect to subsidize our subscribers’ customer premises equipment to encourage the purchase of our service and to offset their higher relative costs. If we are unable to reduce the cost of our equipment, or if our subsidies are insufficient to attract or retain new subscribers, our business would be harmed.

If we fail to adequately develop, or consumers fail to accept, our high-speed Internet content and applications services, our business would be harmed.

      A key component of our strategy is to provide a more compelling interactive experience to Internet users than they currently experience from dial-up and other Internet service providers. We believe that we must also provide high-quality multimedia Internet content and applications to our customers. Our success in obtaining and delivering this content and these applications, and in charging a premium for our service, is dependent on the ability of content and applications providers to create and support high-quality, high-speed multimedia Internet content and applications that work well with our technology and our ability to aggregate content and applications offerings in a manner that subscribers find useful and compelling.

      We rely upon new technologies, products and services that we intend to introduce, such as multicasting, the StarBand Carousel SM and our planned next generation StarBand modem. We may not be able to develop and introduce these new technologies, products and services quickly or effectively. In addition, our plans to introduce multicasting and the StarBand CarouselSM , planned for 2001, depend upon our ability to attract content providers and reach agreements with them. Our ability to establish these content partnerships will depend on our ability to build and maintain a subscriber base large enough to justify investments in the development of this content and these applications. We currently have no agreements with any content providers and we cannot assure you that we will be successful in these endeavors. If the introduction of our new technologies, products and services is not successful, we may not be able to successfully implement our business plan and our results of operations and financial condition will be significantly harmed.

Intense competition in the Internet services market and inherent limitations in existing satellite technology may negatively affect the number of our subscribers and our revenues.

      Competition in the market for consumer Internet access services is intense and we expect the level of competition to intensify in the future. We compete with providers of various high-speed communications technologies for local access connections, such as cable modem and DSL. We also may face competition from traditional telephone companies, competitive local exchange carriers and wireless communication companies. In many of our target markets, our service may currently be the only high-speed service available. As our competitors expand their operations to offer high speed Internet services, we may no longer be the only high speed service available in these markets.

      We also expect additional competitors with satellite-based networks to begin operations soon. In particular, some satellite companies have announced that in the future they may offer high-speed Internet service at the same price or at a lower price than we currently intend to offer our services. If we are forced to lower our prices to compete with these satellite companies, our financial results will suffer. Many of our current and potential competitors have longer operating histories, greater brand name recognition, larger subscriber bases and substantially greater financial, technical, marketing and other resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or subscriber requirements.

      In addition, as a satellite technology provider, we face inherent limitations that our terrestrial competitors do not. For example, two-way, real-time games and voice over Internet Protocol telephony, available through cable modem and DSL broadband providers, do not work optimally on satellite-based systems such as ours and use significant amounts of our satellite capacity. If these Internet applications become popular, our subscriber base may decline because other access technologies work better with these applications. Additionally, satellite signals sometimes suffer from deterioration or interruption during inclement weather, or rain fade, while terrestrial connections generally are not so affected. If we are unable to compete effectively, our business will be harmed.

We are heavily dependent on our strategic partnership with Gilat for key network technology, hardware and software, and we may be significantly harmed if Gilat fails to meet our expectations or if our relationship with Gilat terminates or changes.

      We depend on Gilat and its affiliates and suppliers for the satellite technology used to deliver our services. We have an agreement with Gilat pursuant to which they have agreed to provide us with the equipment, technology and services that we will use in our business. If we are not able to perform our obligations under our agreements with Gilat, or if Gilat is unable or fails to continue to sell us this technology under the current terms of our agreement, our ability to operate our network would be harmed.

      Our future growth depends on a number of technological advances Gilat expects to attain over its existing satellite technology and which Gilat has agreed to license to us. These technological advances include:

•	the development of software that we expect will enable us to optimize the allocation of subscribers across our leased satellite capacity and reduce our satellite capacity costs per subscriber;

•	efficiency improvements relating to multicasting and future StarBand CarouselSM service features; and

•	implementation of a next generation universal serial bus modem which we expect will lower our subscriber acquisition costs.

      If Gilat does not meet our expectations regarding these technological advances, our financial condition and results of operations would be harmed.

      We also depend on Gilat as our principal supplier for satellite networking components and hardware used to build and manage the network and offer our services. Gilat also depends upon a single manufacturer for all outdoor electronics. If we successfully execute our business plan and continue to expand our subscriber base, we expect to demand a significant quantity of goods over a short time period from Gilat, including all customer premises equipment. Gilat may be unable to obtain an adequate supply of required components from its suppliers, or supply shortages of particular components may substantially curtail the production of any of the equipment that Gilat is obligated to provide under the supply agreement.

      Gilat’s principal offices, manufacturing and research and development facilities are located in the State of Israel. Gilat is directly affected by the political, economic and military conditions in Israel. Gilat’s production is dependent upon components imported from outside of Israel and any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could significantly harm Gilat’s ability to meet its supply obligations to us.

      If Gilat does not meet our demand for its products, for any reason, or if the terms of our agreements with Gilat change and we decide to pursue other strategic partners, it is unlikely that we would be able to find a replacement supplier without significant harm to our business operations. Similarly, our business model is substantially dependent on the pricing of the equipment we obtain from Gilat. Our supply agreement with Gilat provides for reviews of pricing at least every two years. If the prices of the equipment increase, we may not be able to pass these increases on to our subscribers and our operating results would be harmed.

      We also depend upon Spacenet and its subsidiaries to provide us services that we require to run our business and operate the network we use to provide our service. In addition, we are not a licensee of the Federal Communications Commission, or FCC, and do not hold any authorization to operate satellite communications facilities. We depend upon licenses held by Spacenet and its subsidiaries for our satellite communications. If their licenses are limited or revoked, if the FCC limits the number of their customer premises earth stations or if they fail to operate the earth stations providing service to us and our subscribers in a satisfactory manner, our business could be seriously harmed.

If we are unable to maintain or expand our retail distribution relationship with EchoStar, we could lose access to a substantial subscriber base.

      On February 22, 2000, we entered into a memorandum of agreement with EchoStar, pursuant to which EchoStar has agreed to cooperate with us to sell our service directly to consumers through its retailers. The arrangement terminates on March 31, 2001. The parties are currently negotiating an extension of this agreement. If we do not extend this agreement, EchoStar will not be obligated to make its distribution channel available to us in the future. Our arrangement with EchoStar is not exclusive. EchoStar may stop co-marketing with us and begin marketing services that compete with ours, such as the service offering WildBlue Communications is developing. EchoStar has invested $50 million in WildBlue. We could lose our primary retail distribution channel, which in turn would harm our business, financial condition and results of operations.

If we are unable to maintain or expand our wholesale distribution relationship with Microsoft, our business would be harmed.

      Microsoft agreed to purchase our products and network services on a wholesale basis as the means to deliver its MSNHigh Speed Internet portal via satellite, for a period of at least four years after our completion of milestones under our agreement with them. We have not yet, and may never, complete these milestones. If we do not complete the milestones, Microsoft will not be required to purchase our products and network services and we may lose an important revenue stream, distribution channel and source of potential subscribers that we depend upon to implement our strategy. In addition, if we fail to complete the milestones, Microsoft would be permitted to sell its ownership stake in our company to Spacenet and we would lose the strategic and operational benefits associated with our strategic partnership with Microsoft. We are currently negotiating with Microsoft to amend this agreement, but there can be no assurance that we will be able to amend this agreement to our satisfaction, if at all.

We depend on third parties to provide critical satellite capacity and functionality to us. If we do not have continued access to sufficient and reliable satellite capacity, we may be unable to provide our services and our business would be harmed.

      We currently lease, either directly or through Gilat, all of our satellite transponder capacity from third parties, including Loral Skynet and GE Americom. There is no assurance that these third parties will continue to provide the capacity and positioning we need on reasonable terms, or at all. If we are forced to change our satellite capacity providers, we would be forced to spend significant time and resources finding alternative providers and repointing antennas. In addition, while Spacenet has applied for the authority to communicate with Loral Skynet’s Telstar 7 satellite, the Federal Communications Commission has not yet granted that authority. If we fail to receive this authority, we will be unable to fully implement our business plan and our business would be harmed.

      If we achieve the substantial subscriber growth that we anticipate, we will need to procure additional satellite capacity. If we are unable to procure this capacity, we may be unable to provide service to our subscribers or the quality of service we provide may not meet their expectations.

      We anticipate leasing satellite capacity on a hybrid Ku/Ka band satellite to be launched by a third party in the fourth quarter of 2002 which, if successful, will enable us to significantly lower our space segment costs on a per subscriber basis. At present, the satellite has not been built. Although we plan to operate with our next-generation hybrid StarBand satellite system by the fourth quarter of 2002, the launch of the hybrid satellite may be delayed or fail. If the satellite is not built, or if it does not work as anticipated, our business plan and results of operations will be harmed.

      In addition, our ability to provide service is entirely dependent on the functionality of satellites on which we lease transponders. These satellites may experience failure, loss, damage or destruction from a variety of causes, including war, anti-satellite devices and collision with space debris. If this occurs, we are likely to suffer:

•	permanent loss of service;

•	temporary gaps in service availability; or

•	decreased quality of service.

      As a result, we could lose business and our operating results and financial condition would be harmed.

We depend on third parties for key ground equipment, software and services. If we do not have continued access to sufficient equipment, software and services, we may be unable to provide our services and our business would be harmed.

      We rely on Channel Master, a leading manufacturer of satellite dish antennas in the U.S. marketplace, and other suppliers that Channel Master uses, to provide us with satellite antennas, mounts and consolidation services. We purchase all of our antenna and mount hardware from Channel Master, which also acts as our consolidator creating customer premises equipment kits for shipment to our customers. Although we believe that there are alternative suppliers and consolidators for this equipment if we are not able to continue our relationship with Channel Master on terms attractive to us, it could take significant time and expense to establish new relationships with alternative suppliers or consolidators and substitute their technologies or equipment into our network and products.

      We license software from third parties, including applications that are integrated with internally developed software and used in the customer premises equipment and equipment used in the network operations center. These technology licenses may not continue to be available to us on commercially reasonable terms, or at all, and we may not be able to obtain licenses for other existing or future technologies that we desire to integrate into our products. As a result, we may not be able to operate our business.

      We rely on third-party independent contractors to install our customer premises equipment at new subscribers’ homes. We may not have adequate control over the hiring, training, certification and monitoring of these installers. If growth of our new subscriber base outpaces growth of our installer base or if the installers fail to provide the quality of service that our customers expect, our business and reputation will be harmed.

If our products contain defects, we may be subject to significant liability claims from our subscribers and other users of our products and incur significant unexpected expenses and lost sales.

      Our products are complex and may contain undetected errors or failures. If this happens, we may experience delay in or loss of market acceptance and sales, product returns, diversion of research and development resources, injury to our reputation or increased service and warranty costs. We also have exposure to significant liability claims from our customers because our products are designed to provide critical communications services. Although we attempt to limit such exposure through product liability insurance and through contractual limitations in our customer agreements, such precautions may not cover all potential claims resulting from a defect in one or more of our products.

      We may also seek indemnification from manufacturers of defective products, including Gilat, if we suffer losses as a result of the defective products. Our ability to recover our losses from a manufacturer is uncertain and would typically be limited to the replacement cost of the defective product. Even if we are able to recover these costs, there are additional substantial costs we will not be able to recover from any third party such as those associated with visiting each subscriber location to repair defective equipment or damage to our reputation in the consumer market. A defect in one or more of our products could significantly harm our business and financial condition.

Our success depends upon our ability to retain management and other key personnel and to attract additional skilled employees.

      Our success depends in significant part upon the continued service of our senior management personnel including Yoel Gat, Zur Feldman and David Trachtenberg and other employees who possess technical knowledge of our operations. While we do not maintain any “key person” insurance, we have entered into employment agreements with some key employees. Our future success also depends on our ability to attract, train, retain and motivate highly skilled personnel. For example, we do not have a chief financial officer, but we are currently conducting a search for one. Competition for qualified, high-level telecommunications personnel is intense and we cannot assure you that we will be able to attract and retain such personnel. The loss of the services of one or more of our key individuals, or the failure to attract and retain additional key personnel, could harm our business.

Our principal stockholders and management own a significant percentage of our company, will be able to exercise significant influence over our company and may have interests that conflict with ours or our other stockholders.

      Our executive officers and directors and principal stockholders together beneficially own 90.5% of our shares, and after completion of this offering will continue to own a substantial majority of our shares. Accordingly, these stockholders will be able to exert significant influence over the composition of our board of directors and all other matters requiring stockholder approval and will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which may prevent our stockholders from realizing an attractive return on their investment.

      Gilat, EchoStar and Microsoft have substantial business operations and opportunities apart from our business. They may also develop different business objectives than ours. As a result, situations may arise in which their interests diverge from ours or our other shareholders. For example, we expect to be one of Gilat’s largest customers for their technology, equipment and software. We will seek to purchase those items from Gilat at prices favorable to us, but Gilat will seek to sell those items to us at prices favorable to them. Similarly, we expect Microsoft and EchoStar to primarily target new customers for their MSN and DISH businesses by offering our high-speed Internet access in conjunction with their products, but we may wish to primarily focus on existing MSN and DISH subscribers as the greater opportunity to sell our service.

Our relationships with our principal stockholders keep us from seeking business opportunities with some of their competitors and may deter those competitors from doing business with us, which could harm our development.

      To initiate our strategic partnerships and develop our relationships with Gilat, Microsoft and EchoStar, we agreed to refrain from dealing with a limited number of their competitors. We are currently negotiating to reduce the scope of these restrictions. Competitors of Gilat, Microsoft and EchoStar also may choose not to engage in commercial relationships with us because of our close relationship with these principal stockholders. Our limited ability to do business with some of the competitors of our principal stockholders, where that business might otherwise benefit our company, could reduce our ability to expand the scope and geographic reach of our services and could harm our development and profitability.

We may have underestimated our capital requirements for our continued operations, which may require us to seek substantial amounts of additional capital. If this additional capital is not available to us on acceptable terms, our business could be harmed.

      We expect to need additional capital in order to:

•	fund our planned rapid expansion;

•	pursue customer sales;

•	develop or enhance our service offering and implement new technologies;

•	respond to competitive pressures; or

•	promote our brand identity.

      We may have underestimated the amount of capital that we will need. We developed our business model based upon a number of assumptions such as our ability to increase the number of subscribers per transponder to 20,000 subscribers. If this or any material assumption in our business model proves to be wrong, or if we failed to account for any material contingencies, our estimated capital requirements may be inadequate.

      We may not be able to raise additional capital on terms acceptable to us, if at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If adequate capital is not available on acceptable terms, we may be unable to fund our expansion, or respond to competitive pressures. Any inability to do so could have an adverse effect on our business, revenues, financial condition and results of operations.

The discretion of our management will be limited by covenants contained in the agreements governing our indebtedness and future debt instruments, and management may not be able to take actions that would otherwise benefit our company or stockholders.

      The current agreements governing our indebtedness contain provisions that restrict us from doing certain things, including incurring additional indebtedness, exceeding stated limits on our aggregate capital expenditures, creating liens on our assets, making asset dispositions, conducting other business, and entering into transactions with affiliates and related persons without our creditors’ consent. These covenants will limit our ability to finance future operations or capital needs or to engage in other business activities that our management might otherwise pursue. If we fail to comply with the obligations contained in the agreements, we may trigger default under the agreements, which could permit acceleration of the related debt, make additional financing unavailable to us and significantly harm our financial condition and results of operations.

Our dependence on third parties for our intellectual property puts us at risk if this intellectual property is not properly protected or infringes upon the rights of others.

      Except for a series of StarBand marks, we rely on third parties including Gilat, Spacenet and Channel Master for most of the intellectual property employed in our network. If any of our suppliers fails to adequately protect their intellectual property or is found to be infringing on the intellectual property rights of other parties, our business may, in turn, be harmed.

      Infringement claims could materially harm our business. From time to time, we may receive notice of claims of infringement of third parties’ proprietary rights. The fields of telecommunications and Internet communications are filled with patents, both pending and issued. We may unknowingly infringe such a patent. We may be exposed to future litigation based on claims that the network technology infringes the intellectual property rights of others, especially patent rights. Someone, including a competitor, might file a suit with little merit, in order to harm us commercially, to force us to re-allocate resources to defending such a claim, or extract a large settlement. In addition, our employees might utilize proprietary and trade secret information from their former employers without our knowledge, even though we prohibit these practices. Any litigation, with or without merit, could be time consuming to defend, result in high litigation costs, divert our management’s attention and resources or cause us to delay deployment of related technology. A jury or judge may decide against us even if we had not in fact infringed. If we lose or are forced to settle, we could be required to remove or replace allegedly infringing technology, to develop non-infringing technology or to enter into royalty or licensing arrangements. These royalty or licensing arrangements, if required, may not be available on terms acceptable to us, or at all.

      Globecomm Systems, Inc. commenced a lawsuit against us alleging the willful infringement of their U.S. patent relating to a particular means for transferring communications signals between a remote terminal and a network operations center via satellite. We have not yet filed an answer to the complaint of Globecomm. We will answer the complaint and vigorously contest the claims made by Globecomm.

      In addition, Hughes Electronics Corporation commenced a lawsuit against Gilat and Spacenet concerning, among other things, a patent for personal computer based receiver cards that Gilat sells to us for use as part of our service offering to consumers. Gilat and Spacenet have filed motions for partial summary judgment on the issue of patent claim construction and the court has scheduled a hearing on these motions for November 20, 2000. Although we are not a party to this litigation, if Hughes prevails, we could lose access to equipment and technology that is critical to our business.

      The outcome of these lawsuits is inherently uncertain. Patent litigation is highly complex, diverts the efforts of management and can extend for a protracted period of time. Accordingly, the expense and diversion of resources associated with these matters could harm our business and financial condition. We do not have insurance that would indemnify us for any liability that may be imposed in connection with the legal actions described above. Accordingly, if any of these events occur, it could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

Risks Related to Our Industry

If we fail to remain competitive with rapid technological advancements, our business will be harmed.

      The high-speed Internet access industry is subject to rapid technological change, frequent new service introductions and evolving industry standards. We believe that our future success will depend largely on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet evolving standards. We cannot predict the extent to which competitors using existing or currently undeployed methods of delivery of Internet access services will compete with our services. Existing, proposed or undeveloped technologies could render our satellite-based network less profitable or less viable than contemplated in our current business plan. In addition, we may not be able to acquire new technologies or respond to technological changes in a timely and cost effective manner. If we cannot keep our technology competitive, we may not be able to implement our business plan.

A system failure or breach of network security at our ground facilities could cause delays or interruptions of service to our subscribers and could result in liability, damage our brand image, lead to a loss of subscribers and result in a significant decrease of revenues.

      Our operations depend on our ability to support our terrestrial service infrastructure and avoid damage from fires, earthquakes, hurricanes, floods, power losses, excessive sustained or peak user demand and similar events. The occurrence of a natural disaster or other unanticipated problems at the network operations centers could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could materially and adversely affect our business, operating results and financial condition.

      Our network may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Providers of Internet services have in the past experienced, and may in the future experience, interruptions in service as a result of accidental or intentional actions of Internet users, current and former employees and others. Other technologies similar to our own have been subject to service outages. The consequence of these interruptions in service may be that some subscribers terminate our service and that some potential subscribers reject our service. Moreover, we may be required to give discounts to subscribers who experience service interruption. Interruptions of service may therefore result in decreased revenues and subscriber base. Eliminating computer viruses and alleviating other security problems, including problems created by one of our employees or a vendor’s employee, may require interruptions, delays or cessation of service to our subscribers.

Unauthorized access could harm our business, and always-on Internet services, such as ours, may be subject to additional security risks which could cause us to lose existing subscribers, deter potential subscribers and harm our reputation.

      Unauthorized access could potentially jeopardize the security of confidential information stored in the computer systems of our subscribers, which might cause our subscribers to bring liability claims against us and also might deter potential subscribers from using our services. Since our services allow subscribers to be connected to the Internet at all times, unauthorized users may have a greater ability to access information stored in our subscribers’ computer systems. Always-on Internet services may give unauthorized users, or hackers, more and longer opportunities to break into a subscriber’s computer or access, misappropriate, destroy or otherwise alter data accessed through the Internet. We are currently working to implement data security systems that are designed to protect a subscriber’s computer from unauthorized access through the Internet, but we cannot ensure that the security risks will be eliminated.

We may be subject to liability for information retrieved and replicated through our network.

      Because subscribers will download and redistribute material and we may cache or replicate material in connection with our services, claims may be made against us for defamation, or other theories based on the nature and content of such materials. These types of claims have been brought, and sometimes successfully litigated, against online service providers in the past. Although we carry general liability insurance, our insurance may not cover potential claims of the these types, or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, operating results and financial condition.

We depend on FCC-regulated and other licenses to operate our network.

      We depend upon licenses granted to Spacenet and its subsidiaries by the FCC. These licenses are subject to renewal as determined by the FCC. Major changes in operations or facilities require modifications to the FCC licenses, which must be approved by the FCC. If the FCC does not renew these licenses as their initial terms expire or does not approve any modifications needed for changes in the services provided to support our operations, we may be unable to operate our system or implement our business plan.

      The FCC granted the licenses for the two smallest remote user antennas, measuring 0.96 meters and 0.75 meters on a conditional basis for use in up to 20,000 locations pending the outcome of a public proceeding concerning the type of network access scheme used by many satellite data networks. If the outcome of the proceeding is unfavorable and Spacenet or any of its subsidiaries is required to modify the remote user antennas or any new facilities, our business plan will be harmed.

      A subsidiary of Spacenet has filed an application with the FCC to increase the number of remote user locations that Spacenet may operate. That application also seeks authority for communications with Telstar 7. The FCC may not approve both or either parts of this application. If either part of this application is denied by the FCC, our ability to grow our business will be significantly harmed because we depend on our ability to increase the number of subscribers for our service in order to successfully implement our business plan.

      State and local zoning ordinances restricting the installation of satellite antennas might also reduce market demand for our service. Either the FCC or state or local authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy.

      Additionally, FCC regulations may prevent us from choosing our business partners or restrict our activities as an Internet service provider. For example, the FCC may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and we may therefore be required to provide our wholesale service to any Internet service providers that request it, including entities that compete with us and with MSN.

      If the FCC imposes additional obligations on us such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities. This could significantly harm our financial condition and results of operations.

Risks Related to the Offering and the Price of Our Shares

There has been no prior market for our shares and an active trading market for our shares may not develop.

      Prior to this offering, there has been no public market for our shares. We can give no assurance that an active trading market for our shares will develop or, if developed, be sustained following the closing of this offering. If an active trading market is not developed or maintained, the liquidity and trading price of the shares could be adversely affected. The offer price, which may bear no relationship to the price at which the shares will trade upon completion of this offering, will be determined by negotiations between the representatives of the underwriters and us, based upon factors that may not be indicative of future market performance.

New investors will incur immediate and substantial dilution.

      Shares purchased in this offering will incur immediate and substantial dilution in net tangible book value of $     per share assuming an initial public offering price equal to the mid-point of the estimated offering price range. To the extent that currently outstanding options or warrants are exercised or converted, there will be further dilution to your shares. As a result of this offering, our existing stockholders will enjoy an aggregate unrealized gain of $          .

The trading market price of our stock may decline as a result of substantial sales of our common stock after the offering.

           shares of our common stock held by our existing stockholders will become freely tradable in the public market 180 days after this offering. The market price of our common stock could fall in response to sales of a large number of shares of our common stock in the market after this offering or in response to the perception that sales of a large number of shares could occur. In addition, such sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. For a more detailed discussion of shares eligible for sale after the offering, see “Shares Eligible for Future Sale.”

      In addition, some of our current stockholders have “demand” and “piggyback” registration rights in connection with future offerings of our common stock. “Demand” rights enable the holders to demand that their shares be registered and may require us to file a registration statement under the Securities Act at our expense. “Piggyback” rights provide for notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act, and grant such holders the right to include their shares in the registration statement. All holders with registrable securities have agreed not to exercise their registration rights until 180 days following the date of this prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The market price for our common stock will likely be volatile and you may suffer a loss on your investment.

      The stock market has experienced significant price and trading volume fluctuations, and the market prices of technology companies generally, and Internet-related companies particularly, have been extremely volatile. Recent initial public offerings by technology companies have been accompanied by exceptional share price and trading volume changes in the first days and weeks after the securities were released for public trading. Investors may not be able to resell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs to us and a diversion of our management’s attention and resources.

      The market price may vary in response to any of the following factors:

•	changes in financial estimates or investment recommendations relating to our stock by securities analysts;

•	changes in market valuations of similar Internet operations and services businesses; and

•	fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology sector.

      In addition, an active public trading market may not develop or be sustained after this offering. If an active and liquid trading market does not develop, you may have difficulty selling your shares.

Provisions of our charter documents and Delaware law could deter takeover attempts that may offer you a premium, which could adversely affect our stock price.

      Provisions of our charter documents and Delaware law make acquiring control of us without the support of our board of directors difficult for a third party, even if the change of control would be beneficial to you. The existence of these provisions may deprive you of an opportunity to sell your shares at a premium over the prevailing market price for our common stock. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock.

      Because stockholders do not have the ability to require the calling of a special meeting of stockholders and are subject to timing requirements in submitting stockholder proposals for consideration at any annual meeting, any third party takeover not supported by the board of directors would be subject to significant delays and difficulties.

FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “may,” “will,” “should,” “could,” “pending,” “potential,” “predicts” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by these forward-looking statements, including:

•	any failure of the satellite communications network delivering our service to perform adequately or claims by customers for errors in our products;

•	the loss of one of our strategic partners;

•	the loss of satellite capacity;

•	the loss of the right to use proprietary technology and any third-party claims against us for infringement;

•	difficulty in raising additional capital funds;

•	our inability to manage effectively our potential rapid growth;

•	our failure to develop new channels to sell our products or to successfully compete in our chosen markets or to expand into new markets;

•	unanticipated downturns in the markets for high-speed Internet access; and

•	our inability to achieve positive operating results.

      These factors are not exhaustive. Factors that could cause our actual results, performance or achievements to differ include, but are not limited to, those discussed in “Risk Factors.” Given this level of uncertainty, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

OTHER RELEVANT INFORMATION

      We use market data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor any of the underwriters represents that this information is accurate.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of            shares in this offering of approximately $           million, based on an assumed offering price of $           per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds from this offering of approximately $           million.

      We intend to use these net proceeds:

•	to fund the continued growth of our business and operations and expand our subscriber base; and

•	to the extent remaining, for general corporate and working capital purposes.

      Pending the uses described above, we intend to invest the net proceeds to us from the offering in short-term, investment-grade, interest-bearing securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

DIVIDEND POLICY

      We have not previously paid any cash or other dividends with respect to our common stock. We do not expect to pay any dividends on our common stock for the foreseeable future. We currently intend to retain earnings, if any, to finance the operations of our business. In addition, our bank credit facility limits our ability to pay cash dividends on our common stock. Our board of directors will decide from year to year whether dividends will be paid based on factors such as our results of operations, general business conditions, capital requirements, overall financial condition and any other factors that the board considers relevant.

      We have accrued non-cash preferred dividends of $12.7 million on all convertible preferred shares of stock issued. These dividends will be paid in kind in additional shares of convertible preferred stock which will automatically convert into common stock upon consummation of the offering.

CAPITALIZATION

      The following table sets forth our capitalization as of August 31, 2000 on:

•	an actual basis;

•	a pro forma basis after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock and accrued dividends thereon into 54,228,893 shares of common stock; and

•	a pro forma as adjusted basis to reflect our sale of shares of common stock at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      The unaudited pro forma and pro forma as adjusted amounts exclude the effects of the issuance of 5,449,220 shares of common stock pursuant to exercise of outstanding stock options; 1,873,477 and 1,910,947 shares of common stock issuable upon the exercise of warrants or rights to purchase Series C and Series D mandatorily redeemable convertible preferred stock, respectively; and warrants to purchase 116,000 shares of common stock issued to third parties. Except for rights to purchase Series D mandatorily redeemable preferred stock, none of the outstanding stock options or warrants to purchase our stock were exercisable at August 31, 2000. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	As of August 31, 2000

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except share data)

Cash and cash equivalents	$68,303	$68,303	$

Restricted cash and cash equivalents	90,559	90,559

Total	$158,862	$158,862	$

Term loan at face value	$90,000	$90,000	$

Mandatorily redeemable convertible preferred stock:

Series A, A-1, A-2, B, C, and D mandatorily redeemable convertible preferred stock, $.05 par value; 12% cumulative dividends:

Series A; 55 million shares authorized; 49,228,259, actual and 0 pro forma and pro forma as adjusted shares issued and outstanding, plus accrued dividends	51,494	—

Series A-1; 55 million shares authorized; 49,228,259, actual and 0 pro forma and pro forma as adjusted shares issued and outstanding, plus accrued dividends	51,526	—

Series A-2; 30 million shares authorized; 24,686,284, actual and 0 pro forma and pro forma as adjusted shares issued and outstanding, plus accrued dividends	25,839	—

Series B; 150 million shares authorized; 140,111,199, actual and 0 pro forma and pro forma as adjusted shares issued and outstanding, plus accrued dividends	14,011	—

Series C and D; 10 million shares authorized each; none issued and outstanding for actual, pro forma or pro forma as adjusted shares issued and outstanding	—	—

Total mandatorily redeemable convertible preferred stock	142,870	—

Stockholders’ (deficit) equity:

Common stock, $.05 par value; 110 million shares authorized; 33,879,757 actual, 88,108,650 pro forma, and pro forma as adjusted shares issued and outstanding, respectively	1,694	4,405

Additional capital	17,463	157,622

Deferred compensation	(7,952)	(7,952)

Deficit accumulated during development stage	(87,975)	(87,975)

Total stockholders’ (deficit) equity	(76,770)	66,100

Total capitalization	$156,100	$156,100	$

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of August 31, 2000 was $46,822,456, or $0.53 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, after giving effect to the conversion of all outstanding shares of preferred stock and accrued dividends thereon into 54,228,893 shares of common stock upon consummation of this offering. Assuming the sale by us of            shares of common stock in this offering at an assumed initial public offering price of $           per share, our pro forma net tangible book value as of August 31, 2000 would have been $          , or $           per share of common stock. This represents an immediate and substantial increase in net tangible book value of approximately $           per share to existing stockholders and an immediate and substantial dilution of approximately $           per share to new investors purchasing the shares in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of August 31, 2000	$0.53

Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table summarizes, on a pro forma basis as of August 31, 2000, the number of shares of common stock (including all shares of convertible preferred stock, which will be converted into 54,228,893 shares of common stock upon the closing of the offering) purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors. The information presented is based upon an assumed initial public offering price of $           per share for shares purchased in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	88,108,650	%	$126,000,000	%	$1.43

New investors

Total		100.0%		$100.0%

      The discussion and tables above exclude:

•	1,873,477 and 1,910,947 shares of common stock issuable upon the exercise of warrants and rights to purchase Series C and D mandatorily redeemable convertible preferred stock, respectively, and assumed immediate conversion thereof into common stock with a weighted average exercise price of $4.49 per share;

•	116,000 shares of common stock issuable upon the exercise of warrants issued to various third parties with a weighted average exercise price of $2.50; and

•	shares of common stock issuable if the underwriters exercise their over-allotment option in full.

      At August 31, 2000, we had 2,550,780 shares of common stock available for future issuance under our stock plans through December 31, 2000 plus an additional 15,000,000 shares of common stock available for issuance effective January 1, 2001.

      To the extent these options and warrants are exercised, there will be further dilution to the new investors. If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to    shares, or   % of the total number of shares of common stock outstanding after this offering.

SELECTED FINANCIAL INFORMATION

      In the table below, we provide you with selected historical financial data of StarBand Communications Inc. We have prepared this information using the financial statements of StarBand Communications Inc. for the period from January 11, 2000 (inception) to August 31, 2000. These financial statements have been audited by Ernst & Young LLP, independent auditors.

      When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Period from
January 11, 2000
(inception) through
August 31, 2000

(in thousands, except for
share and per share data)

Statement of Operations Data:

Revenues:

Internet access	$3

Customer premises equipment and installation	4

Total revenues	7

Costs and expenses:

Network	4,149

Customer premises equipment and installation	22,707

Sales and marketing	14,822

General and administrative (exclusive of non-cash compensation expense shown below)	25,862

Non-cash compensation	301

Depreciation	742

Total costs and expenses	68,584

Loss from operations	(68,577)

Non-operating income, net	1,728

Loss before provision for income taxes	(66,848)

Provision for income taxes	—

Net loss	(66,848)

Preferred stock dividends and accretion	(15,245)

Net loss attributable to common stockholders	$(82,094)

Basic and diluted loss per share	$(4.06)

Shares used in the calculation of basic and diluted loss per share	20,232,428

As of
August 31, 2000

(in thousands)

Balance Sheet Data:

Cash and cash equivalents	$68,303

Restricted cash and cash equivalents	90,559

Total	158,862

Working capital	32,602

Total assets	196,512

Total debt	81,089

Total mandatorily redeemable convertible preferred stock	142,870

Total stockholders’ deficit	(76,770)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with “Selected Financial Information” and the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in “Risk Factors” as well as those discussed elsewhere in this prospectus.

Overview

      StarBand is the first nationwide provider of two-way, always-on, high-speed Internet access via satellite to residential and small office/home office customers. We were founded on January 11, 2000 by Spacenet Inc., a wholly owned subsidiary of Gilat, and began offering our services in April 2000. Since our inception we have:

•	entered into distribution agreements with Microsoft and EchoStar;

•	deployed and tested our scalable nationwide consumer satellite network;

•	installed and tested more than 9,000 StarBand systems at test locations with pilot program participants and retail distributors, including approximately 4,700 residential and home office consumer locations, 1,600 DISH retailer locations and 3,600 RadioShack stores;

•	trained over 8,000 third-party installers;

•	raised $126 million of equity financing and also arranged debt financing;

•	leased 23 transponders on existing satellites; and

•	hired over 127 employees.

      We have successfully completed pilot testing our network and are launching our service nationwide in the fourth quarter of 2000. We will initially offer our branded retail service through EchoStar, and co-branded wholesale service with Microsoft for distribution at RadioShack stores.

      We have only a limited operating history upon which you can evaluate our prospects and have experienced net losses of approximately $66.8 million since our inception in January 2000. We expect that we will continue to incur net losses over at least the next few years as we continue to incur substantial subscriber acquisition costs, develop our sales and marketing and administrative organizations, expand our product offerings and experience continued depreciation charges relating to the network infrastructure. We cannot assure you that we will achieve or sustain profitability or positive cash flow from operations.

      Our future financial performance and our ability to achieve positive operating cash flow will depend on a number of factors, some of which we cannot control. We believe that improvements in our financial performance depend largely on our ability to:

•	build our subscriber base rapidly and cost-effectively;

•	provide reliable and high-quality services at competitive prices;

•	offer additional high-margin value-added content delivery services;

•	develop and implement technology to improve our satellite capacity cost per subscriber;

•	attract qualified personnel;

•	reduce cost and increase the volume of subscribers per transponder with next-generation technology;

•	minimize subscriber turnover; and

•	identify and integrate the necessary administrative and operations support systems, including installation and customer care, to manage our growth effectively.

     Revenues

      We expect to derive most of our revenues for the foreseeable future from monthly Internet access fees paid by our subscribers and from fees paid by MSN or others for our wholesale service. We will also receive revenue from the sale of our customer premises equipment. In the future, we also expect to derive revenues from value-added content delivery services, such as the sale of music, movies, software and other rich media content through our multicast service.

      We are currently offering our network services through both retail and wholesale channels to maximize our ability to take advantage of our first-to-market presence to rapidly acquire subscribers. The retail channel generates higher revenue streams per user than the wholesale channel. Our wholesale channel provides us additional scale for our business while minimizing the subsidies and other costs of subscriber acquisition.

      Retail Channel. Upon our commercial launch in the fourth quarter of 2000, we will sell our services directly to retail subscribers, typically with a minimum one-year contract term. These subscribers will pay monthly fees for the service, initially ranging from $59.99 to $69.99, which we anticipate will decrease over time as high-speed Internet access alternatives become more widely available. Typically, retail StarBand subscribers must purchase the customer premises equipment for an initial suggested retail price of $399, including the antenna, the modem and all necessary hardware. This price reflects a substantial subsidy from us.

      Wholesale Channel. In the wholesale channel, the reseller purchases the customer premises equipment from us. The wholesale price is initially lower than our cost for the equipment, though we expect our cost to decrease due to volume discounts. We also charge an additional fee for network services, second-level technical support and other optional services if requested by the reseller. Our first wholesale partner, MSN, purchases the customer premises equipment at a price starting at $1,100 per unit, which we expect to decline pursuant to our agreement with them. This agreement provides for pricing of network services that we will provide to MSN which will generate losses. We believe these losses will decrease as our network services costs per subscriber decrease. We view these early stage losses as an investment in building a large subscriber base with our strategic investor, and we intend to sell value-added services to these subscribers from which we expect to generate higher-margin revenues.

     Costs and Expenses

      Network. Our network expense is primarily a function of satellite capacity expenses which consist of satellite transponder lease payments and network operations costs such as hardware depreciation, telecommunications costs and personnel expenses related to our customer support center. We believe that the type of satellite capacity we use generally ranges in cost from $150,000 to $200,000 per month per transponder. We are negotiating the terms of leases for our satellite capacity and expect to obtain lease rates at or below the bottom of this range.

      We estimate that we can currently support approximately 7,500 subscribers per satellite transponder. Our goal is to increase the number of subscribers per transponder to approximately 20,000 through the implementation of software upgrades currently under development. We will continue to add satellite capacity as necessary to meet the bandwidth requirements of additional StarBand network subscribers. As we acquire transponder capacity to prepare for additional subscribers, we may be forced to lease capacity some time prior to our need for such capacity. These leases would be subject to availability in the open market at potentially less favorable prices.

      Customer Premises Equipment and Installation. In the retail channel, we are heavily subsidizing the retail consumer price of the customer premises equipment. We expect that over time, the customer premises equipment subsidy will decrease substantially as the cost of the equipment to us decreases due to volume discounts and improvements and efficiencies in the technology. We have negotiated an agreement with Gilat to purchase customer premises equipment. Our agreement with Gilat contains milestones that reduce the price we pay per unit as the total number of units we purchase exceeds specified levels. We therefore expect our costs to decrease over time. In the wholesale channel, we are presently subsidizing limited quantities of customer premises equipment to MSN. In the future, we expect to provide little or no customer premises equipment subsidy to MSN or any other wholesale channels. Periodically we may offer free or subsidized installations to new customers as part of sales promotions or discounts aimed at acquiring new subscribers.

      Sales and Marketing. These expenses consist primarily of in-store retailer demonstration units, sales personnel costs, trade shows, distributor training, advertising, branding, market research, promotional literature and other public relations expenses. Much of our sales and marketing expenses for the current period are due to marketing campaigns to provide in-store retailer demonstration units. In late 2000, we will begin to incur marketing expenses associated with our nationwide service launch. Marketing, branding-related and sales expenses will rise for the foreseeable future as we expand our sales and marketing organization and aggressively pursue our targeted marketing campaign. We will continue to grow our sales and marketing infrastructure to improve the rate and efficiency of subscriber acquisition. We anticipate that the activation fees and/or commissions that we pay to our retail distribution partners that generate new subscribers will range from $100 to $300 per subscriber. In addition to the activation fees, we anticipate that some retail distributors will receive ongoing royalties of $1 to $3 per subscriber per month so long as the subscriber uses our services.

      General and Administrative. These expenses consist of salaries and benefits for our administration, executive, finance, legal, and human resources departments, including their associated overheads, as well as outside accounting and legal expenses and depreciation of fixed assets. Many general and administrative services are provided to us by Gilat and Spacenet, including information technology, office space and legal, finance and human resources services. For operational reasons during our development stage, all of our employees were leased from Spacenet. Substantially all of these personnel will be transferred to our direct payroll and no longer be leased from Spacenet prior to the end of 2000.

      We expect the general and administrative expenses that we pay to Gilat and Spacenet will decrease over time as we develop our own internal administration and other resources. We believe our payments to Gilat and Spacenet for general and administrative assistance payments approximate the actual costs incurred by Gilat and Spacenet to provide those services to us. We also expect that our general and administrative expenses as a whole will increase over time and possibly exceed revenues for some time as we establish and expand our administrative infrastructure to meet the demands of our personnel and our growing subscriber base.

      Non-Cash Compensation. These costs are primarily attributable to stock options granted to employees below fair market value and the fair value of options and warrants granted to third parties, including consultants, leased employees and others. The vesting period for the majority of the options is four years. We expect non-cash compensation expense to increase substantially in future periods as options which were granted at below fair market value continue to vest over the vesting period of the options granted through August 31, 2000 due to the large number of options granted in late August for which very little amortization has been expensed. In the future, StarBand intends to issue options at fair market value in order to minimize non-cash compensation expense.

Our Accounting for Revenues, Costs, Expenses and Subscriber Acquisition Costs

      We consider the sale of customer premises equipment, related installation and monthly Internet access to be a multi-element, single arrangement with our subscribers. Total revenue from the subscriber arrangements are recognized as earned on a straight-line basis over the service period, which is the shorter of the contractual term of the subscription period or expected subscription period. We generally begin recognizing revenues on subscriber arrangements upon activation of Internet access. Some service contracts include cancellation clauses which permit the subscriber to cancel the service without substantial penalty during the initial service period. We defer revenue from those contracts and recognize it on a straight-line basis over the service period remaining after the risk-fee cancellation period.

      The connection of the subscriber to our network requires that certain equipment, such as customer premises equipment, be installed at the subscribers’ location. The cost of customer premises equipment and installation are generally capitalized and related revenues are deferred. These costs and revenues are recognized on a straight-line basis over the service period. The cost of this equipment generally exceeds the amount that is charged to the subscriber. We are currently expensing the excess of costs over deferred revenue as the realization of future cash flows is not assured due to our lack of sufficient operating history. This accounting policy conforms with Staff Accounting Bulletin No. 101. See “—Recent Accounting Pronouncements.”

      In our industry, subscriber acquisition costs are an important measure of the efficiency with which subscribers are added to the network. Our subscriber acquisition costs will consist of customer premises equipment subsidies together with activation fees and sales commissions which we report as part of sales and marketing. We expect our subscriber acquisition costs will decrease over time as hardware subsidies decrease. We anticipate that we will not incur subscriber acquisition costs in the wholesale channel.

Results of Operations from January 11, 2000 (Inception) through August 31, 2000

      Our inception period operating results set forth in our financial statements that appear elsewhere in this prospectus are not indicative of our future operations, as substantially all subscribers were participants in our pilot program and were not required to pay a significant amount, if any, for monthly access, customer premises equipment or installation.

     Revenues

      Our total revenues for the period from inception through August 31, 2000 were $6,945, attributable to the ratable recognition of fees associated with customer premises equipment, installation and monthly access services for installed subscribers whose cancellation period has expired. During this period, pursuant to our accounting policies, we deferred revenues of $1.7 million, derived almost entirely from the sales of customer premises equipment to customers purchasing service through the EchoStar retail channel and a small number of customers from other pilot groups. The absence of significant revenues from monthly Internet access fees is a reflection of the pilot program currently in place that gives subscribers a number of months of free service prior to the start of their commercial service and our deferral of revenues. We expect to begin receiving monthly access fees in the fourth quarter of 2000 or the first quarter of 2001.

     Costs and Expenses

      Network. Our network expense was $4.1 million for the period ended August 31, 2000. This amount was attributable to our satellite capacity expenses, network operations costs including hardware depreciation, telecommunications costs and personnel expenses related to our customer support center.

      Customer Premises Equipment and Installation. Customer premises equipment costs, including subsidies, for the period ended August 31, 2000 were $19.8 million. These costs were unusually high on a per subscriber basis due to our packaging of a personal computer with the antenna for all pilot subscribers, and due to our inability to achieve volume-related price discounts for our equipment purchases. We also consider installation costs as a component of our customer premises equipment expense. During our pilot program we heavily subsidized installation costs for our pilot subscribers. A significant component of our installation costs was the cost of training third parties to install our customer premises equipment. The total costs for installation services were $2.9 million for the period ended August 31, 2000.

      Sales and Marketing. Our sales and marketing expenses were $14.8 million for the period ended August 31, 2000. These expenses reflect significant personnel-related expenses such as salaries for sales and marketing personnel and commissions, recruiting fees and other costs of hiring, as well as a significant cost to provide and install several thousand in-store retailer demonstration units.

      General and Administrative. Our general and administrative expenses were $25.9 million for the period ended August 31, 2000. These expenses primarily consist of salaries to our executive employees, and payment for services provided directly to us by Gilat, Spacenet and their employees. Services provided directly to us by Gilat, Spacenet and their employees made up approximately $14.3 million, or 51% of the total general and administrative costs and included expenses and/or fees for sales, marketing, engineering, information systems, logistics and accounting and legal activities performed for or on our behalf.

      Non-Cash Compensation. Non-cash compensation expense through August 31, 2000 was $0.3 million, attributable to the portion of the deferred compensation amortized in the period. Non-cash compensation expense is accrued for stock options granted to employees, non-employees and third parties, and then amortized over the vesting period of the options.

     Interest Income

      Net interest income for the period was $1.7 million. Interest expense of $1.6 million was offset by interest income of $3.3 million. Interest income was due to interest earned on equity funds and on the proceeds of the funds in a restricted bank account.

     Net Loss

      Due to the foregoing, we had a net loss of $66.8 million for the period ended August 31, 2000. Our net loss attributable to common stockholders was $82.1 million, or $4.06 per share. Our pro forma net loss and net loss attributable to common stockholders was $66.8 million for the period ended August 31, 2000, or $1.23 per share.

Liquidity and Capital Resources

      Our principal capital requirements to date have been to fund:

•	working capital needs;

•	our pilot program testing of our network;

•	sales and marketing;

•	administrative infrastructure; and

•	capital expenditures.

      We have funded our liquidity needs during the period from inception through August 31, 2000 through a combination of funds provided by private equity placements and revenues generated from our limited operations to date. Net cash used for operating activities for the period ended August 31, 2000 was $48.2 million. Our use of cash for operating activities was primarily associated with the acquisition of customer premises equipment inventory, deferred charges for customer premises equipment installed at subscriber sites, prepaid fees for transponder capacity, sales and marketing, and the purchase of services from Gilat and Spacenet. For the period from January 11, 2000 (inception) through August 31, 2000 we incurred approximately $95.0 million of reimbursable expenses and capital expenditures for equipment supplied and services rendered to us by Gilat and Spacenet. As of August 31, 2000, we have paid approximately $38.7 million to Spacenet and approximately $20.0 million to Gilat for such costs and expenses. We have accrued the remaining $36.3 million we owe to Spacenet and Gilat at August 31, 2000 and are required to pay this amount in October 2000.

      Net cash used in investing activities for the period ended August 31, 2000 was $99.1 million. This amount includes $89.6 million from the proceeds of the issuance of long-term debt, which was placed in a restricted account pursuant to the terms of the debt and is reflected in our financial statements in “restricted cash and cash equivalents.” The balance of $9.5 million was used in the purchase of capital assets, including enterprise resource planning software and customer premises equipment.

      Net cash flows from financing activities for the period ended August 31, 2000 were $215.6 million, consisting of $126.0 million from sales of common and preferred stock and $89.6 million from net proceeds of bank loans. We have a senior debt facility of $90.0 million with Bank Leumi USA, maturing in June 2003 with interest at LIBOR plus 75 basis points, equivalent to 7.5625% at August 31, 2000, payable quarterly and with a principal balloon upon maturity. The funds drawn under this facility are reflected in our financial statements in “restricted cash and cash equivalents.” On September 8, 2000, the First International Bank of Israel and The Israel Discount Bank joined as lenders to the facility and extended an additional $30.0 million each, bringing the total amount of financing to $150.0 million. This facility is secured by substantially all our assets other than our rights under the transponder leases, and is subject to significant affirmative and negative covenants including restrictions on prepayment, restrictions on the incurrence of further debt and a limitation on aggregate capital expenditures.

      We are currently renegotiating these bank credit facilities and expect to repay the First International Bank of Israel facility with restricted cash attributable to that facility upon consummation of this offering. The funds drawn down under these facilities will appear as “restricted cash and cash equivalents.” We are also currently negotiating an additional bank facility for approximately $100 million to prefund our satellite capacity lease with Loral Skynet.

      We believe that the net proceeds from this offering, together with our existing cash, available credit facilities and future revenue generated from operations, will be sufficient to fund our operating losses, capital expenditures, subscriber acquisition costs and working capital requirements for the next twelve months. We expect that our business will continue to realize significant operating losses over the next few years.

      We expect that additional financing will be required in the future. We expect to raise financing through some combination of commercial bank borrowings, leasing, vendor financing or the private or public sale of equity or debt securities. Our capital requirements may vary based upon the timing and success of the commercial launch of our network and as a result of regulatory, technological and competitive developments or if:

•	demand for our services or our anticipated cash flow from operations is less or more than expected;

•	our development plans or projections change or prove to be inaccurate; or

•	we engage in any acquisitions.

      Equity or debt financing may not be available to us on favorable terms or at all. See “Risk Factors — Our continued operations may require us to seek substantial amounts of additional capital, which may not be available to us.”

Recent Accounting Pronouncements

      In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. SAB No. 101 is effective in the fiscal quarter commencing October 1, 2000 and provides clarification of existing authoritative guidance with regard to the manner and timing of revenue recognition. We elected to adopt the guidance provided by SAB No. 101 effective upon our commencement of operations. Future interpretations of SAB No. 101 will be evaluated upon issuance but are not expected to have a material effect on future operations.

      On March 16, 2000, the Emerging Issues Task Force issued EITF 99-19, Recording Revenue Gross as a Principal versus Net as an Agent. The EITF discusses various indicators that a company would use in determining whether to record revenue on a gross versus net basis. We considered these indicators in developing our revenue recognition policies.

      SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows.

SFAS No.133 is effective for fiscal years beginning after June 15, 2000. We believe that the adoption of SFAS No.133 will have no material effect on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

      Our major market risk exposure is to changing interest rates. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. We have evaluated the use of interest rate swap contracts to manage our exposure to fluctuations in interest rates on our floating-rate debt, substantially all of which is based on LIBOR. At August 31, 2000, we have determined that the current variable rate debt is the most effective form of debt, and we have not sought to cap such interest rate exposure.

      We do not believe that we currently have any other material exposure to any market risks.

BUSINESS

Overview

      StarBand is the first nationwide provider of two-way, always-on, high-speed Internet access via satellite to residential and small office/ home office customers. We have deployed a proven and scalable network using leased capacity on existing communications satellites which we believe can provide our StarBand service today to any location in the United States with a clear view of the southern sky. We are targeting our StarBand service primarily to rural and suburban households with few or no high-speed Internet access alternatives. We estimate that approximately 55 million households do not presently have access to cable modem or digital subscriber line, or DSL, technology. Our basic service package offers unlimited access time at an affordable monthly flat rate and can be bundled with EchoStar’s DISH direct broadcast satellite television service. We have extensively tested our service offering at over 9,000 locations and, in combination with our strategic partners, are launching service nationwide in the fourth quarter of 2000.

      Our high-speed Internet access service benefits from the unique abilities of our one-hop satellite network architecture. Unlike terrestrial networks, satellite networks possess the ability to multicast, or simultaneously send common content, to millions of subscribers. Our solution is unique because it delivers high bandwidth content directly to the personal computer or other storage device at a subscriber’s home. We can therefore expand the edge of the Internet directly to our subscribers and avoid potential congestion inherent in the terrestrial network. We intend to use our multicasting services to aggregate and filter high quality content and create an unparalleled experience for our subscribers. We will multicast content such as music, movies, software and emerging multimedia content at significantly higher speeds than existing broadband alternatives and, in 2001, we expect to introduce the StarBand CarouselSM, a personalized high-speed digital delivery service, significantly enhancing our subscribers’ experience and generating additional revenue opportunities.

      Our strategic partners and founding investors, Gilat Satellite Networks, Microsoft Corporation and EchoStar Communications have played key roles in our development by providing us access to:

•	proprietary proven technology;

•	a large existing customer base;

•	strong consumer brand names; and

•	broad retail and wholesale distribution channels.

      To date, we have raised $126 million of equity from our strategic partners and founding investors.

Market Opportunity

      We believe that we have a substantial business opportunity as a result of the following four factors:

•	growing use of the Internet;

•	large and growing demand for high-speed Internet services;

•	limitations of existing broadband alternatives; and

•	acceptance of satellite services by consumers.

     Growing Use of the Internet

      The Internet has grown rapidly since the early 1990s to become a global medium that enables millions of people to obtain and share information, programming, products and services as well as communicate and conduct business electronically. Yankee Group projects that the number of Internet-connected households in the United States will grow at a compound annual growth rate of 17% from approximately 33 million in 1999 to approximately 71 million in 2004. An industry source projects that U.S. Internet service provider revenues will grow from $17.7 billion in 1999 to $60.5 billion in 2004.

     Large and Growing Demand for High-Speed Internet Services

      While the vast majority of consumers still access the Internet through dial-up connections, there is a growing demand for high-speed alternatives. According to Yankee Group, the number of broadband subscribers in the United States grew from 1.6 million at the end of 1999 to just over 3.0 million in July 2000. Pioneer Consulting estimates the number of broadband residential subscribers in the United States will grow from 6.2 million in 2000 to 44.2 million by the end of 2005, a compound annual growth rate of 48%.

      We believe this growing demand is driven by consumers who are frustrated by dial-up connections or are used to the benefits of always-on, high-speed connectivity in the workplace and are now demanding comparable services in the home. According to Yankee Group, consumers interested in high-speed Internet access rank high-speed and an always-on connection as the two most important characteristics of Internet access. In addition, consumers increasingly want access to rich Internet content that requires higher-speed connections than dial-up provides, including audio, video, multimedia and interactive services. Many companies are developing specific content to exploit the characteristics of high-speed access and several broadband-only portals have emerged that require high-speed connections to access the full range of their available rich content.

     Limitations of Existing Broadband Alternatives

      Currently, no broadband Internet access providers serve consumers on a fully nationwide basis. Despite the high profile rollouts of DSL and cable modem services, Yankee Group estimates that approximately 55 million U.S. households currently have no terrestrial broadband access services available to them and in 2004, cable modem and DSL will be unavailable to 29 million and 33 million homes, respectively. These technologies require the large-scale upgrade of facilities at every central office or cable point-of-presence that serves a particular neighborhood, making it complex and costly for them to build out their networks and provision their services.

      Existing terrestrial networks also suffer from the cost and congestion associated with the multiple connections necessary to deliver content from the source to the user. When Internet connection points, such as servers or routers, receive data that exceed their capacity, portions of the data may be lost and quality of service may deteriorate. For example, rich media streams will often stop and restart while waiting for the lost data to arrive. As a result, other content distribution networks provide solutions that push common content to thousands of storage servers spread throughout the existing Internet infrastructure. While helping to improve the performance of terrestrial access networks, these solutions are still vulnerable to congestion in the network created by multiple connections between the closest storage server and the Internet user.

     Acceptance of Satellite Services by Consumers

      The introduction of direct broadcast satellite television in 1994 was one of the most successful rollouts of a consumer electronics product. According to The Satellite Broadcasting and Communication Association, the number of direct broadcast satellite television subscribers grew from 0.6 million in 1994 to 11.4 million in 1999 in the United States. The success of direct broadcast satellite television demonstrates U.S. consumers’ acceptance of satellite technology for home use as a mainstream alternative to terrestrial services such as cable, particularly in regions outside the largest urban centers, where direct broadcast satellite television has seen its most significant market penetration.

      High-speed Internet access using satellite technology is a compelling alternative to DSL, cable modem and dial-up services in many areas. Pioneer Consulting estimates that the U.S. satellite high-speed access market will grow from $170 million in 1999 to $13.2 billion in 2005, a compound annual growth rate of 107%. Pioneer further projects that $7.8 billion, almost 60% of the market in 2005, will be generated from consumer access fees.

The StarBand Solution

      Our nationwide network is designed to provide high-speed Internet access to meet the demands of underserved, rural and suburban markets where broadband alternatives are limited. We provide our service through a small satellite dish installed at the subscriber’s home and connected to communications electronics located either in the subscriber’s personal computer or in a stand-alone StarBand modem. Our solution offers:

•	reliable high-speed, always-on access;

•	an unparalleled subscriber experience; and

•	nationwide and scalable infrastructure.

     Reliable High-Speed, Always-On Access

      We believe our offering represents a significant improvement over alternatives available in our target markets. Our service offering is designed to maximize the speed available to subscribers while maintaining an affordable price. We are initially offering our standard high-speed access at downstream speeds from the Internet to the subscriber of up to 500 kilobits per second, with a peak-hour service goal of at least 150 kilobits per second downstream, and upstream speeds from the subscriber to the Internet of up to 150 kilobits per second. In the future, we will also offer Internet access at higher speeds to subscribers who choose our premium services. Subscribers will also have access to multicast content, initially at speeds of one megabit per second or more, which we expect to increase to 40 megabits per second upon introduction of our second-generation network architecture. We also plan to offer our subscribers flat-rate pricing regardless of the amount of time they spend on-line, subject to our standard subscriber agreement.

      Our always-on service provides our subscribers with immediate access to the Internet and the content that they wish to view, without the need for a phone line. Because our network is independent of terrestrial infrastructure, there is no need to dedicate a phone line to Internet use, to wait for a dial-up connection to be established or to qualify customers based upon the quality and condition of their telephone or cable lines.

      We have based our solution upon the proven technology of our founding partner, Gilat, which is a leading provider of reliable satellite-based networks for hundreds of corporations and enterprises worldwide and has extensive experience in designing and operating satellite networks. Gilat’s technology enables an effective and highly reliable data networking environment that is easy to install at the subscriber’s home or office and allows for quick service activation.

     Unparalleled Subscriber Experience

      We believe we will deliver an unparalleled subscriber experience by offering multicast content and the StarBand CarouselSM features with our two-way, always-on, high-speed Internet access. Our platform enables high-speed broadcast, or multicast, of music, movies, software and emerging multimedia content simultaneously to multiple subscribers, utilizing the same downstream bandwidth, a feature not currently available on a nationwide basis from terrestrial services. Popular live Internet events such as fashion shows, sporting events and concerts create significant backbone congestion or even crash services, as many users simultaneously seek to connect individually to the source of the content. While terrestrial companies may use satellite technology to relieve backbone congestion by multicasting and caching content at their local offices, our solution extends the multicast all the way to the subscriber, avoiding last-mile bottlenecks and providing our subscribers with high-performance access to the desired content.

      In 2001, we intend to introduce the StarBand CarouselSM , the first high-speed digital content delivery service for consumers, which will allow subscribers to order and schedule the delivery of a wide array of programming, products and services over our network. The StarBand CarouselSM will deliver ultra-high-speed multicast content and e-commerce products for use by subscribers immediately or on a scheduled or subscription basis. Our subscribers will be able to receive and store that Internet content on their personal computers according to predefined personal preferences.

      Subscribers who purchase our Internet access service bundled with EchoStar’s DISH direct broadcast satellite television service will also enjoy a single satellite dish solution to meet their high-speed Internet and television entertainment demands. This bundled offer provides a viable alternative to local cable monopolies and provides subscribers with the convenience of a single monthly invoice for their Internet access and television services. For subscribers who purchase bundled service, installers will position the satellite antenna to receive signals from multiple satellites with one set of cables connected to a DISH television set-top box and a second set of cables connected to the subscriber’s StarBand system.

     Nationwide and Scalable Infrastructure

      Upon our nationwide market launch in the fourth quarter of 2000, we will offer high-speed Internet access to any customer at any location with a clear view of the southern sky, which we estimate includes approximately 90% of all households in the United States. We believe we can introduce our service easily and cost efficiently across the United States even in sparsely populated areas and without extensive capital expenditures. The nationwide availability of our service also will allow potential customers, including large corporations with employees in locations across the country, to subscribe to residential high-speed Internet access from a single provider.

      The network can be scaled centrally without any visits to our subscribers to upgrade their hardware or software. Unlike terrestrial services, we do not need to manage, equip or interconnect hundreds of local office switching centers across the country. In addition, we benefit from end-to-end control of the network from a central location and do not depend upon a terrestrial infrastructure that is operated and controlled by third parties. As a result, we believe we have a better ability to manage quality of service and provide our network services than our terrestrial competitors. Because our system delivers communications from a central network operations center via satellite, we can increase the overall network capacity by simply adding equipment to the network operations facility, increasing the capacity of its connection to the Internet backbone and increasing our space segment capacity. We lease satellite capacity and can therefore increase that amount incrementally when our subscriber base grows.

Our Strategy

      Our mission is to become the leading nationwide provider of two-way high-speed Internet access via satellite and to create a new category of Internet service which combines high-speed access with our multicast content delivery service. We intend to implement the following strategies to achieve this goal:

     Rapidly Expand Our Subscriber Base

      As the first national provider of two-way, always-on, high-speed Internet access via satellite to residential, small office, and home office users, we intend to rapidly build a nationwide subscriber base. We are leveraging our powerful existing wholesale and retail distribution channels, including approximately 7,000 RadioShack stores and 20,000 DISH retailers, to build this subscriber base. While these channels will initially focus on attracting new customers, we also intend to market our services to MSN’s and DISH’s existing base of approximately 3 million and 4.5 million subscribers, respectively. We intend to leverage the installed base and marketing activities of our affiliate, Spacenet, to identify and capture corporate-sponsored home worker and Internet access employee benefit opportunities. Our emphasis on quickly building a substantial and growing subscriber base will help lower our cost to serve each incremental subscriber as we spread our fixed network costs over a larger base of subscribers. A large base of subscribers will also provide us with significant additional opportunities to sell higher-margin value-added services and an enhanced ability to attract premium content providers to our network.

     Implement a Targeted Marketing Plan to Attract Subscribers

      We are initially implementing an aggressive and targeted marketing campaign directed primarily at promoting our service to potential users in underserved, rural and suburban markets where access to flat-rate Internet service providers and other broadband alternatives is limited. We plan to build nationwide brand presence, especially through the expected media coverage of StarBand’s launch as the first available nationwide two-way high-speed satellite Internet service. The majority of our marketing budget will be reserved for media that directly target prospective subscribers in local markets. We expect that our initial focus will primarily include local print, radio and billboard advertisements that support our retailers by driving potential subscribers to their stores. In addition, we have planned an aggressive direct marketing program aimed at the approximately 4.5 million existing DISH direct broadcast satellite television subscribers. We are also targeting the estimated 4 million households in states with local regulations that require metered service charges for every phone call, including local calls, causing dial-up customers to pay per-minute telephone charges for their Internet use.

     Maintain a Low-Cost and Capital-Efficient Business Model

      We have designed and are operating the network around a low-cost and capital-efficient business model. For example, by leasing satellite capacity on existing communications satellites for our network rather than investing the significant time and capital necessary to design, launch and operate a proprietary fleet of satellites, we have significantly limited our capital costs without the risk associated with deploying new satellites. By utilizing Gilat’s network solution, we benefit from Gilat’s significant investment of time and resources to develop this technology. We have partnered with companies like MSN and EchoStar to efficiently reach potential customers at a lower cost than we could on our own. As we grow our subscriber base, we will further lower our costs by working with Gilat and other partners to develop next-generation equipment and satellite capacity. We believe that our low-cost and capital-efficient business model will ultimately provide for higher returns on investment and continue to be a key competitive advantage by allowing us to allocate the majority of our resources to acquire subscribers rather than build network infrastructure.

     Develop Opportunities to Sell Higher-Margin Value-Added Services

      We intend to generate high-margin revenues by providing optional value-added services that take advantage of our multicast and other advanced service features. We believe our subscribers will pay for the delivery of content such as music, movies and software multicast to their homes. We will also target communities of interest, composed of large groups of subscribers with common interests, such as ethnic and religious groups, regional sports fans and music enthusiasts that who will pay premium rates to receive customized video and interactive content. While our base service offering will be adequate for many users, we believe that some subscribers, including many small office/home office users, will pay to upgrade their service to higher bandwidth offerings at a premium price.

     Continue to Enhance our Subscribers’ StarBand Experience

      We intend to continuously improve our subscribers’ StarBand experience by maintaining our technological leadership. To improve the subscriber’s Internet browsing experience, we are taking advantage of Gilat’s proprietary software that increases the rate at which web pages display on the user’s personal computer screen and other network features, like the StarBand CarouselSM, that take advantage of our multicasting capabilities. We are currently working with Gilat on our next-generation StarBand modem that will feature smaller subscriber electronics and improved interfaces. We are also collaborating with Gilat and EchoStar to develop a single modem with built-in storage that will provide for two-way interactive television combined with Internet access. By constantly improving the subscriber experience through technological leadership, we intend to continue growing the size and loyalty of our subscriber base.

     Pursue Additional Distribution and Content Partnerships

      We intend to strengthen our position in the high-speed Internet access market by aggressively pursuing new partnerships to expand our distribution channels and increase our access to rich media content. We are currently in discussions with several additional high-volume retailers to broaden distribution of both the Internet-only and bundled Internet/ DISH entertainment services. We also intend to pursue relationships with other Internet service providers that will provide either a wholesale or co-branded retail service offering. Simultaneously, we are engaged in discussions with a number of established content providers who are interested in offering rich media content initially through our multicasting service and eventually through our StarBand CarouselSM service. By emphasizing additional distribution channels and content partners, we intend to increase the availability of our service offerings, substantially differentiate our service, further accelerate subscriber growth and improve the subscriber experience.

Our Strategic Partners

      We began operations in April 2000 upon the consummation of equity investments in our company by our three founding investment and strategic partners: Gilat Satellite Networks, Microsoft Corporation and EchoStar Communications. These strategic partners provide us with proprietary proven technology, access to a large existing customer base, strong consumer brand names and broad retail and wholesale distribution channels.

     Gilat

      Gilat, an Israel-based company listed on Nasdaq, is a leading provider of telecommunications solutions based on satellite network technology and delivers satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents. In addition, Gilat markets interactive broadband data services to its enterprise customers through Spacenet Inc., its wholly-owned subsidiary. Gilat is an industry leader in the development of high-speed satellite-based Internet technology, and has a reputation for highly reliable, low-cost satellite hardware.

      Gilat was early to recognize the substantial business opportunity available by targeting the large, underserved consumer and small office/home office high-speed Internet access market. As a result, Gilat founded our company to pursue this opportunity, and our service is based upon satellite networking technology it developed, and hardware and software it manufactures. We believe our partnership with Gilat has allowed us to be first to market and will help us to maintain our competitive advantage as we scale the business and introduce new services and technologies. Our business represents a significant opportunity for Gilat to expand its market for satellite networking solutions and we expect to become one of its largest customers.

      In February 2000, we entered into a five-year supply agreement with Gilat and Spacenet. The Gilat supply agreement sets forth the commercial terms under which we will offer StarBand service outside our arrangement with MSN, and the terms under which Gilat and Spacenet provide us with licenses, intellectual property and satellite capacity on the GE Americom GE4 satellite for that purpose. In addition, Spacenet and Gilat have agreed not to offer services that compete with our service to residential and small office/home office customers throughout North America.

      We expect to enter into a four-year master supply and services agreement with Gilat and Spacenet that will amend the terms under which they supply products and services to us. This agreement will automatically renew for two-year periods unless terminated by one of these parties. Under this agreement, Gilat and Spacenet will provide equipment, technology and systems that we will use in our business and operations. Gilat and Spacenet will also provide us with technical and administrative services and research and development support. Gilat and Spacenet will grant us exclusive rights throughout the United States and Canada to the technology required to provide our services, and we will purchase most of the equipment and services necessary for our business exclusively from Gilat and Spacenet. In exchange, Gilat has committed to deliver our consumer modems in quantities specified by us in rolling quarterly forecasts. Gilat and Spacenet also granted us the right to provide service in Mexico. We are currently considering contributing these rights to an affiliate which has the rights to provide similar services throughout the rest of Latin America in exchange for a minority equity interest in this affiliate.

      In addition to operating our network operations center and leasing facilities to us, Spacenet will grant us a sublicense to use its enterprise resource planning system and the software with which we perform back-office functions. In the future, we may provide Spacenet with equipment and services for re-sale to enterprise and small office/home office customers.

     Microsoft

      Microsoft, a Redmond, Washington-based public company, develops, manufactures, licenses and supports a wide range of software products for a multitude of computing devices. Microsoft’s online efforts, which serve approximately 3 million subscribers, include The Microsoft Network L.L.C., or MSN, network of Internet products and services, e-commerce platforms and alliances with companies involved with high-speed Internet access and various forms of digital interactivity. We believe our relationship with Microsoft will give us immediate access to a large number of potential subscribers upon the nationwide commercial launch of our service.

      As a nationwide Internet service provider, MSN established a strategy to offer high-speed Internet access to its subscribers, regardless of their location. MSN has partnered with other broadband service providers to bundle the MSN service with their high-speed access. Microsoft selected us as its satellite-based high-speed Internet access provider for MSN sales due to our ability to offer service on a nationwide basis, particularly in areas where other high-speed alternatives are not available. MSN has an agreement with RadioShack to market and sell its Internet services in RadioShack stores. Microsoft is currently rolling out its MSN satellite-based product offering, MSN powered by StarBand, in RadioShack stores using the Internet access we provide to them under our wholesale agreement. Microsoft may offer our service in the future through many of its other retail distribution channels.

      In March 2000, we and Gilat entered into a broadband supply agreement with MSN governing the commercial terms pursuant to which we will provide MSN with wholesale broadband access. The term of the agreement is four years and renews automatically for additional one year terms unless terminated earlier by one of the parties. This agreement establishes the material terms and conditions of this relationship, such as MSN’s purchase of consumer premises equipment, the rates MSN pays us for wholesale monthly Internet access and exclusivity arrangements. We and MSN have recently agreed in principle to amend this agreement and we are currently negotiating a definitive agreement. We expect that the revised agreement will provide that MSN must purchase minimum quantities of consumer premises equipment once we achieve a single production related milestone and amend the exclusivity arrangements.

     EchoStar/ DISH

      EchoStar, a Denver, Colorado-based public company, is the second largest provider of direct broadcast satellite television services in the United States through its DISH network. EchoStar is also an international manufacturer of digital satellite receiver systems and a provider of other satellite services. We will specifically target EchoStar’s DISH customer base, which, we believe, already appreciates the benefits of other satellite-based services and is likely to consider purchasing our satellite-based Internet access. In addition, this relationship provides us with access to the over 20,000 DISH retailers which we have authorized to sell our service. As a result of our partnership, we believe we will benefit from EchoStar’s substantial experience in launching, marketing and installing a satellite-based service for customers nationwide.

      Through its partnership with us, EchoStar will be able to offer our high-speed Internet access services to DISH’s over 4.5 million U.S. direct broadcast satellite television subscribers. DISH’s subscriber base has been growing at a rate of approximately 150,000 subscribers per month. The ability to offer high-speed Internet service is a key part of DISH’s strategy and protects it against encroachment by other direct broadcast satellite television and broadband providers on DISH’s subscriber base. In addition, our partnership with DISH offers both parties the opportunity to realize incremental revenues from cross-selling services to each other’s subscribers.

      We, Gilat and EchoStar entered into a memorandum of agreement on February 22, 2000 setting forth the terms under which the parties agreed, pending execution of definitive agreements, to cooperate in providing high-speed Internet access to DISH’s direct broadcast satellite television customers through the StarBand network. This arrangement with EchoStar expires on March 31, 2001. We are currently negotiating with EchoStar for an extension of this agreement. Pursuant to this arrangement, EchoStar is marketing our service to their customers and DISH retailers and we will market DISH’s satellite television programming service together with our high-speed Internet access service. EchoStar has made no commitments to us and is subject to no penalties if it ceases to sell our service. EchoStar and Gilat are also currently conducting research and development of a product to provide our Internet service through a TV-centric platform in the future. This memorandum of agreement contains provisions which restrict us and EchoStar from entering into co-marketing relationships with competitors of each other for a limited time.

The StarBand Experience

     Service Features

      We believe we offer consumers a new category of Internet service which combines high-speed Internet access with our multicast content delivery service. We utilize proven satellite technology to provide reliable and cost-effective service to subscribers nationwide under the StarBand brand and through our partners, including MSN and EchoStar.

      Our StarBand services include:

•	reliable, always-on, high-speed Internet access nationwide via satellite at downstream speeds of up to 500 kilobits per second, with a peak-hour service goal of at least a 150 kilobits per second downstream, and upstream speeds of up to 150 kilobits per second;

•	customized rich media content multicast at high speeds directly to our subscribers’ computers;

•	a personalized home page and customized Internet browser; and

•	tiered bandwidth and premium service packages.

      Our service offering includes all equipment and software necessary to establish and maintain an always-on, high-speed Internet connection. Our retail customers will be able to access the Internet through our home page, which the subscriber can personalize to include stock quotes, weather, news and other content of interest. Our homepage will also enable our subscribers to order service upgrades or content subscriptions, add e-mail accounts, create personal web pages and make billing inquiries. Other subscribers will have access to the StarBand homepage by a single click from their homepage portal. We are currently developing a customized browser that will enable our subscribers to navigate the Internet and simultaneously access multicast content, including media streams, using an electronic programming guide.

      Next year, we plan to introduce StarBand Biz, a premium service package targeted primarily toward small office/home office subscribers. In addition, we expect to offer a specially packaged home local area network solution with additional bandwidth and shared access to the StarBand modem to provide enhanced service to subscribers with multiple personal computers.

     Multicast and StarBand Carousel SM

      Our service is significantly enhanced by the unique abilities of our one-hop satellite network architecture. Unlike terrestrial networks, satellite networks have the ability to multicast, or simultaneously send common content, to any number of designated subscribers. Our solution is unique in its ability to distribute high-bandwidth content directly to a subscriber’s personal computer or other home storage device independent of the terrestrial infrastructure. Our model allows us to expand the edge of the Internet all the way to our subscribers’ homes and avoid the congestion inherent in the terrestrial networks. Experiments on terrestrial networks similar to multicast, known as push technologies, have failed until now because they require additional bandwidth for each user and drain the operating resources of the user’s personal computer, dramatically slowing down Internet browsing. In contrast, our multicast capabilities create an unparalleled experience by providing a high-speed overlay network that does not limit bandwidth available for Internet browsing.

      We intend to aggregate and filter high quality content for our subscribers through our multicasting capabilities. Internet users often find it difficult to identify the best sources of broadband content and services. Though individual Internet users generally seek content personalized to his or her individual interests, Internet users as a group often seek common content from popular web sites that are visited by many users each day. We plan to offer a menu of multicast services that will feature high quality content at ultra-high speeds that appeal to broad groups of subscribers. As a result, we expect to significantly enhance the perceived value of our services and distinguish ourselves from other Internet access services by delivering personalized, yet commonly requested, high quality content to our subscribers.

      We are actively working with Gilat to complete the development of the StarBand CarouselSM in 2001. Building upon the multicast content delivery system, the StarBand CarouselSM will offer our subscribers a menu of high quality content and rich data files that can be simultaneously delivered at specified times to all subscribers who have placed a request. We will offer the available content to subscribers at significantly higher speeds than our basic Internet access service. In addition to large data files such as software applications, we expect to offer some of the most popular and bandwidth-intensive content on the Internet which will be ordered via an electronic programming guide. After delivery of the content to the subscribers, they may store it on their personal computer or other local storage device. Multimedia offerings such as the recent presidential debates, popular movies, best selling books or leading audio files might be among the available choices.

     Multicast and StarBand Carousel SM Applications

      Our initial plan is to use our multicasting and StarBand Carousel SM capabilities to deliver the following services:

•	media streaming;

•	reliable distribution of large data files; and

•	distribution of common content for local caching.

      Media streaming is a distribution process that allows simultaneous broadcasting and playback of video and audio content. The terrestrial Internet infrastructure was not designed to support the traffic load created by broadcasting full motion video or high-fidelity audio. By contrast, we believe our multicasting capabilities ideally position us to offer popular audio and video streams to our subscribers. For example, multicasting enables the network to simultaneously transmit a live web event, such as a fashion show or fast-breaking news story, to any number of designated subscribers at a superior quality to what they would receive through a broadband terrestrial Internet connection. Replays of the web event could also be sent to subscribers. In many instances, we believe our subscribers may pay additional fees for access to this and other premium content.

      We believe our multicast and StarBand CarouselSM features provide our subscribers quicker, more reliable and more efficient access to large data files, including software and multimedia games, when compared to other electronic or traditional content delivery methods. For example, software applications and games featuring realistic three-dimensional graphics can often consist of files that are 100MB or more in size. This size often causes transmission difficulties over dial-up or broadband Internet connections, and a customer might otherwise have no alternative for receiving the file except for physical delivery of a CD-ROM or other physical storage media. Through the multicast and StarBand CarouselSM content delivery systems, however, our subscribers would be able to enjoy the convenience of high-speed electronic access to the large data file without the significant costs of packaging and mailing physical storage media. Software companies, such as Microsoft, and our subscribers may also see significant value in our ability to reliably deliver large data files to any number of geographically dispersed locations at once.

      Using our multicast and StarBand CarouselSM capabilities, we can deliver the most popular content to our subscribers for storage in their personal computer or other local storage device. By learning from the common usage patterns of our subscribers, we may regularly multicast the most often requested web content such as news, popular web services and other content to further enhance the subscriber experience and reduce unnecessary demands on our two-way capacity. In this way, our subscribers may avoid potential congestion over the terrestrial network as we expand the edge of the Internet directly to them. We intend to use these capabilities to, among other things, enable the high-speed delivery of specific content targeted to select interest groups who may be dispersed across the entire United States but united by a common interest or sense of community, such as regional sports team fans, religious groups or ethnic groups.

Marketing, Sales and Distribution

      We initially intend to market, sell and distribute our wholesale and retail offerings through existing channels with our strategic partners that currently provide a nationwide network of over 27,000 outlets covering our core rural and suburban target markets. We also expect to add additional retail channels such as consumer electronic chains, direct-to-consumer distribution and major account sales.

     Wholesale Service Offering

      We offer our services on a wholesale basis to large Internet service providers or other access providers to complement their existing offerings. The basic components of our wholesale offering are customer premises equipment, satellite network transmission services and second-level help desk services. We also have the ability to provide additional services to our wholesale customers, such as Internet access, billing and first-level help desk services for an additional fee. Under our typical wholesale arrangements, our wholesale customer will buy our customer premises equipment and pay us a monthly fee per subscriber for our high speed satellite transmission services. In the wholesale model, we would not typically fund subscriber acquisition costs, market the service or provide first-level customer support or pay for tier one access from our hub to the Internet. Because we provide fewer services than in the retail channel, we charge a substantially reduced monthly subscriber fee. We currently allow our wholesale customers to offer private label or co-branded services.

      MSN is our first wholesale customer which will package, price and promote the offering under its MSN brand to the marketplace through RadioShack and other retail organizations. RadioShack will initially market MSNHigh Speed Internet, powered by StarBand, a service/hardware package comprised of a Compaq PC required to be purchased from RadioShack for approximately $899, a StarBand satellite system costing approximately $299, and a one-year MSN service contract of approximately $59.95/month. MSN, as the Internet service provider, will provide first-level help desk assistance and all billing services to subscribers. We will provide the high-speed transmission for MSN from our hub via our satellite network to the MSN subscriber.

      On September 27, 2000, MSN and RadioShack jointly announced the nationwide launch of the MSN high-speed Internet service through RadioShack. In late October 2000, we will begin delivery of our service through this channel. At present, we have installed satellite demonstration capabilities at over 3,500 RadioShack locations. We have also completed training of over 75% of sales management, including the important RadioShack franchisee group, which we believe reaches the core demographic of our targeted suburban and rural Internet customers. By year-end, we expect nearly 5,000 RadioShack locations to be outfitted with satellite-ready Microsoft Internet Centers featuring self-paced and sales-assisted tutorials on MSN’s high-speed Internet access.

     Retail Service Offering

      We also offer our services through our retail channel in which we sell our branded services directly to consumers. Our retail arrangements are structured so that our per subscriber revenues are higher than the wholesale channel although, we are required to subsidize more of the associated subscriber acquisition costs. Typically, our distribution arrangements in this channel are with consumer electronics stores and other direct-to-consumer retailers. Components of our retail service include high-speed Internet access, customer premises equipment and features we offer as an Internet service provider.

      EchoStar is our first retail distribution channel. Beginning in late fall 2000, we intend to sell our services through 20,000 DISH retailers nationwide. Together with DISH, we also will offer bundled direct broadcast satellite television and Internet services. Initially, we expect DISH retailers to sell complete StarBand systems at a suggested retail price of $399. Our monthly Internet-only service fee will be approximately $69.95. Our price levels initially reflect the large unmet demand that we believe exists for two-way high-speed Internet access, though we expect that we will lower our prices to retail customers in the future as market conditions change. We expect that additional promotional and discounted rates will be available for subscribers receiving bundled services. Professional installation is required and is paid directly to the installers at a suggested retail price of $175.

      We and DISH have already jointly installed over 1,500 dealer locations with operational demonstration systems and plan to continue installing StarBand demonstration systems in additional retail locations. Currently, we are training DISH retailers to sell our services and to install the subscriber hardware. DISH retailers have the option to stock inventory, which could allow same-day installation and activation of our service.

      We also plan to sell our services through other retail channels. Beginning in 2001, we expect our customers to be able to order our services directly over the Internet. Our on-line sales capability will enable all of our retail subscribers to order subscription services and other individualized or premium services. Additionally, we are currently pursuing relationships with large, high-volume consumer electronics chain stores and we are recruiting and training a direct sales force.

Provisioning and Customer Support

     Logistics

      We will maintain inventory levels consistent with our forecasts and intend to minimize inventory levels while at the same time maintaining our ability to quickly fill subscriber orders. Channel Master, a leading manufacturer of satellite dishes in the U.S. marketplace, provides us with the antennas, mounts, and warehousing and consolidation services. Gilat ships StarBand customer electronics directly to Channel Master, where they are packaged with the satellite dish antenna and mount, creating a customer premises kit. Channel Master’s facility currently serves as our primary U.S. warehouse, from which the customer premises kits are shipped to our customers at our direction.

      Both Echostar and MSN will keep limited inventory of our product at their warehouses, and we will ensure that additional product is available at the Channel Master warehouse to react to variations in demand.

     Installation and Maintenance

      We outsource installations to third parties using over 8,000 experienced satellite installation professionals. Installation of all equipment and software necessary to begin using our service generally takes less than three hours, and we intend to shorten that time period. We have trained and qualified several nationwide and regional installation companies, including EchoStar’s DISH Network Service Corp. and RadioShack’s Amerilink subsidiary, as well as many of the individual DISH retailers to ensure high-quality nationwide coverage and depth in key markets. The RadioShack Amerilink organization will provide installation services for the MSN service offering. StarBand quality control teams are responsible for the overall company goal of single-visit, error-free installation and these teams spot check actual subscriber installations. In the future, we expect to offer a self-installation option as an alternative to third party installation.

      We intend to deliver an Internet access service that is virtually trouble free for our subscribers. In order to reduce costly and frustrating on-site visits, we intend to provide self-healing diagnostic software but will deploy a qualified technician when an on-site maintenance visit is required. We will offer warranty plans to cover all of our customer premises equipment.

     Customer Support and Billing

      We provide customer support through the Marietta, Georgia central network operations center. This facility provides both first-level and second-level customer support. We staff our customer call center with highly trained customer service representatives 24 hours a day, seven days a week. Our customer service representatives have the capability to access the network management system, which gives them real-time access to network performance and subscriber information. We recently installed resource management software from Siebel Systems that maintains all maintenance and call activity data for each of our subscribers individually. We will contract with an outsourced customer service center to address pre-sale and non-network related issues, improve sales support, administer email addresses and provide billing support when applicable.

      Billing of StarBand subscribers will be performed by either our partners or StarBand, according to our distribution agreements. In our initial distribution channels, EchoStar will generate a co-branded bill for our subscribers, and MSN will bill its subscribers directly. In other future channels, such as our on-line channel, StarBand will directly bill and collect from its subscribers using our SAP enterprise resource planning and other related systems.

Network Overview

      The network, based upon a proven design developed by Gilat and currently operated by Spacenet pursuant to a telecommunications services agreement, is composed of three main components: satellite capacity, network operations centers and the customer premises equipment.

     Satellite Capacity

      Satellite capacity provides the transmission medium for the network and provides the bandwidth over which our subscribers communicate with the Internet through the network operations center. We introduced our service by leasing, directly and through Spacenet, capacity on existing satellites that provide service coverage throughout North America. In the future, we also intend to offer our service via leased next-generation satellites that will increase our network capacity and the bandwidth available to our subscribers.

      We lease satellite capacity in large increments known as transponders. A transponder serves as a reflector by receiving a signal, amplifying the signal and retransmitting it to or from the subscriber and the network operations center. Our satellite capacity currently operates in the Ku band frequency. The Ku band frequency is more resistant to weather interference and therefore limits satellite service interruption known as “rain fade.” Satellite companies are developing next-generation satellites that will operate in a higher frequency known as Ka band. There is currently more unused frequently in the Ka band. However, it is less resistant to weather interference than Ku band. Gilat is designing a next-generation hybrid satellite that will use both Ku band and Ka band frequencies to take advantage of the benefits of each.

      Allocation of Transponder Space. We transmit communications across our network using satellite transponders that allow multiple users to share the same bandwidth. Our network loading assumptions take into account a number of factors. Based on the experience of our partners in providing Internet access and satellite Internet protocol networks, we anticipate that only a subset of our user base will be actively online at any time. Because Internet traffic is bursty, or intermittent, with users ordering and then reading delivered content, a number of users can share bandwidth without perceiving any reduction in speed. As the number of users increases and becomes more geographically dispersed, we are able to achieve statistical gains on our loading assumptions. Our centralized network architecture permits us to optimize each subscriber’s experience and our satellite capacity planning by aggregating users of different characteristics, such as time zone location or day versus evening users, onto the same transponder.

      Our business model is based on achieving an economical satellite capacity cost per subscriber that reflects the number of subscribers sharing bandwidth and our cost of satellite capacity. Over the next two years we intend to implement a series of software and hardware improvements for the network developed by Gilat. One of Gilat’s software improvements reduces network traffic by reducing repetitive administrative network acknowledgements required by Internet protocols and instead transmits only the actual content. We expect that this and other improvements will enable us to increase the number of subscribers that we allocate to a transponder from 7,500 to a target of approximately 20,000 over time, thus decreasing our space segment cost per subscriber.

      Current Satellite Capacity. Our network currently operates on existing Ku band frequency transponders leased by Spacenet from GE Americom on the GE4 satellite located at the 105(LOGO) West longitude orbital location. Spacenet has a five-year lease for up to six Ku band transponders on this satellite. In addition, we recently signed an agreement with Loral Skynet to lease up to 17 Ku band transponders on the Telstar 7 satellite located at the 129(LOGO) West longitude orbital location. This lease has a seven-year term with options to extend the lease for the life of the satellite, which generally will be approximately an additional six years. Subject to market availability, pricing and other considerations, we intend to lease additional Ku capacity as necessary.

      Next-Generation Satellite Capacity. In the future we intend to use next-generation satellites engineered as a hybrid system that incorporates the strengths of both Ku band and Ka band frequencies in order to increase the capacity of our system and lower the cost of our network. This hybrid satellite system features a design that utilizes the Ka band frequency between the hubs and the satellite and the Ku band frequency between the satellite and the subscriber’s customer premises equipment. Use of Ka band between the hubs and the satellite gives us the ability to increase the amount of bandwidth that we provide to our subscribers. Use of Ku band technology for transmissions between subscriber locations and the satellite allows us to overcome most weather-related interference and use existing low-cost, highly reliable Ku band equipment at our subscribers’ homes.

      Each hybrid satellite will communicate to six zones with four Ku beams each, enabling the reuse of frequency over 24 beams. Our two initial hybrid satellites will have a combined total capacity of up to 6.2 Gigabits per second downstream from the Internet to our subscribers and up to 2.5 Gigabits per second upstream from the subscribers to the satellite. These satellites also will have six Ka spot beams from the satellite to separate hubs, each connected to the Internet. Our hybrid satellites will also have nationwide beams for multicast transmissions of over 40 megabits per second. Because both satellites will be in a single orbital location, we will be able to provide a backup system for our subscribers. However, in the case of a failure of either satellite, subscribers may temporarily experience a lower data rate until full service is restored.

      We intend these hybrid satellites, tentatively called StarBand 1 and StarBand 2, to be built, launched, and operated by an established satellite industry partner. We intend to lease capacity on these satellites under pre-established terms that are presently being negotiated. We currently anticipate that these satellites will be in service by late 2002.

     Network Operations Centers

      The main network operations center, located in Marietta, Georgia, serves as the central point from which we manage the nationwide network. The network operations center includes the earth station satellite networking equipment and engineering and operations staff which continuously monitors and optimizes the network performance. The satellite networking equipment receives and processes the data sent to us by our users via the satellite. We use sophisticated, high-capacity satellite data networking switches to direct traffic over our network, which are connected from the network operations center via a pair of high-speed redundant links to the Internet.

      Some of our early subscribers will be served from a Spacenet managed network operations center located in McLean, Virginia. Backbone connectivity at this facility features a dual, fully redundant connection. We expect this network operations center to transition to the Marietta, Georgia facility in early 2001. Our network operations centers are presently staffed by Spacenet’s highly experienced satellite network engineers.

      In the future, when we begin to use the hybrid satellites, each of the six Ka band spot beams will require a separate earth station and network switching equipment. These six facilities will be connected terrestrially to the Marietta network operations center. High-capacity fiber optic cables will connect each of the facilities to the Internet backbone.

     Customer Premises Equipment

      Our customer premises equipment enables our subscribers to send and receive data from and to the Internet via satellite transponders. This equipment consists of an external satellite modem or a pair of internal personal computer cards, connected to a satellite dish antenna by two coaxial cables.

      We are introducing our nationwide service by offering two distinct personal computer connection devices. All subscribers other than those acquiring our service through RadioShack will require a StarBand modem, which is an external box with an industry standard universal serial bus interface to allow for plug-and-play functionality with the subscriber’s personal computer. Subscribers who acquire our service through the RadioShack channel will be required to purchase a personal computer from RadioShack with the StarBand personal computer cards already integrated into the computer.

      We plan to introduce a second-generation StarBand modem with a universal serial bus connection in 2001. Gilat is simplifying the components of its current StarBand modem into a smaller and aesthetically pleasing package and we are working with Gilat to reduce the cost as low as possible.

      We are working with EchoStar to jointly introduce a satellite-based home networking gateway that will provide both direct broadcast satellite television and high-speed Internet access. We expect this single box design to connect to the consumer’s television, personal computer and other Internet appliances and include a large hard drive for downloading and storing large files such as feature-length films.

      Our dish antenna unit is installed outdoors, typically on a roof or ground pole mount. The antenna requires a clear view of the southern sky in order to have line-of-sight to the satellites carrying our services. The antenna unit will initially measure 0.75m in diameter, although we expect this size to be reduced eventually to 0.6m.

Competition

      Although we believe we currently face no direct competition from any other nationwide, two-way satellite high-speed Internet access provider in the consumer marketplace, the overall market for consumer Internet access is highly competitive. While our current strategy is to focus on customers in those areas underserved by terrestrial networks, we expect that our target markets will become more competitive in the future. Our basis for competition includes:

•	availability of service;

•	no pre-qualifications to receive the service;

•	the user’s Internet experience;

•	bundling of Internet service with television services; and

•	reliability and consistency of service from installation throughout the service life.

      We face competition from traditional telephone companies, cable modem service providers, competitive local exchange carriers, wireless communication companies and satellite service providers. Many of our competitors have longer operating histories and greater financial, technical, marketing and other resources than we do and thus may be able to respond more quickly to new or changing opportunities and customer requirements.

     Traditional Telephone Companies

      The traditional telephone companies represent strong competition in all of our target market areas as providers of dial-up Internet access. In particular, the traditional telephone companies have an established brand name in their service areas and own their copper lines. As they continue rolling out DSL services, they will increasingly be able to bundle their DSL services with voice services provided to their existing customers.

     Cable Modem Service Providers

      Cable modem service providers such as Roadrunner, Excite@Home Network and MediaOne, and their respective cable partners, are deploying high-speed Internet access services over hybrid fiber coaxial cable networks. These networks have become the primary architecture utilized by cable operators in recent and ongoing upgrades of their systems. Where deployed, these networks provide higher-speed Internet access than we provide. We believe the cable modem service providers face a number of challenges, such as the inability to offer service on a nationwide basis. Also, much of the current cable infrastructure in the United States must be upgraded to support cable modems, a process that we believe will be expensive and time-consuming.

     Competitive Local Exchange Carriers

      Many competitive local exchange carriers such as Covad Communications, Rhythms NetConnections and NorthPoint Communications offer high-speed digital services. Their ability to provide service requires interconnection agreements with the traditional telephone companies, pursuant to which they must acquire central office space and install DSL hardware. We believe this requirement will result in competitive local exchange carriers focusing primarily on areas of high density.

     Wireless Providers

      We may face competition from terrestrial wireless services, including 2 GHz and 28 GHz wireless cable services, Multi-channel Microwave Distribution System, or MMDS, and Local Multi-channel Distribution System, or LMDS, and 18 GHz and 39 GHz point-to-point microwave systems. The FCC is currently considering new rules to permit MMDS licensees to use their systems to offer two-way services, including high-speed data, rather than solely to provide one-way video services. The FCC has also recently auctioned spectrum for LMDS services in all markets. This spectrum is expected to be used for wireless cable and telephony services, including high-speed digital services. We believe it is unlikely that a nationwide wireless provider will emerge in the near future because these licenses are awarded on a region-to-region basis.

     Satellite-Based Systems

      We may face competition from other providers of satellite services, including Hughes Communications and WildBlue. We believe our competitors will have data networking expertise. Hughes has significant experience in running satellite data networking services, and may enter the market soon with a two-way Ku band-based consumer offering. WildBlue has announced plans to launch a satellite-based Internet service in 2002, but has not yet developed its satellite networking infrastructure. Other potential satellite-based competitors could include Teledesic, Cyberstar, Skybridge, Tachyon and Astrolink.

Government Regulation

      Our satellite network uses earth stations that transmit and receive radio signals (the earth segment) and satellite space stations that relay these signals between earth stations (the space segment). Pursuant to the Communications Act of 1934, as amended, the FCC regulates the use of radio spectrum in the United States, including satellite communications. Space stations and transmitting earth stations, as distinguished from receive-only stations, must be authorized by the FCC. Installation of satellite antennas may also be subject to state and local regulations such as zoning ordinances.

      We are not an FCC licensee and do not hold any authorizations to operate earth stations or satellites. We obtain the satellite communications links used to provide our services pursuant to a services agreement with Gilat and Spacenet Inc., a wholly owned subsidiary of Gilat. Spacenet and its subsidiaries hold licenses for the earth stations used for our service and Spacenet provides some of our satellite capacity pursuant to contracts with owners of U.S.-licensed satellites.

      Earth station licenses are granted for ten-year terms. The FCC generally renews these licenses routinely, but there is no guarantee that they will be renewed or that renewals will be for full terms. Major changes in operations and earth station facilities require preapproval by the FCC and a modification to the applicable FCC licenses.

      Subsidiaries of Spacenet hold licenses for several network operations center stations, which exchange data with many users, connect the users to the Internet backbone and control the communications equipment at subscriber locations. Subsidiaries of Spacenet also hold blanket domestic licenses issued by the FCC for several types of customer premises equipment that we use to provide our service, including 0.75m and 0.96m dish antennas. Customer premises equipment is located on each customer’s premises and communicates with only one of the network operations centers via satellite. Each blanket license covers many subscriber remote antennas installed within the continental U.S., Alaska, Hawaii, Puerto Rico and the Virgin Islands.

      Very small aperture terminal, or VSAT, remote stations use small dish antennas that are suited for residential and other non-industrial areas. The type of VSAT dish antenna that each customer needs is determined by geographic location. The FCC routinely approves dish antennas that conform to rules specifying beamwidth requirements or, alternatively, that do not conform to the rules but which the licensee demonstrates are compatible with the FCC’s satellite spacing policy. The larger VSAT remote dish antennas used for our service conform to the beamwidth rules. The FCC approved the two smallest VSAT remote dish antennas used for our service, 0.96m and 0.75m designs, on the required showing. The FCC granted blanket licenses for these two VSAT dish antennas in June and July 2000 for use in up to 20,000 locations, conditioned upon the outcome of a public proceeding concerning the type of network access scheme used by many satellite data networks. A subsidiary of Spacenet currently has an application on file with the FCC to seek authority for communications with Telstar 7 and increase the number of 0.75m remote user locations Spacenet may operate to 100,000.

      The FCC requires satellite communications systems to operate in a way that does not cause harmful interference with the operation of other satellites. Earlier this year, the FCC staff raised a question whether a provision of the FCC rules could be read to prohibit a longstanding industry practice regarding network access schemes (the conventions that determine when and how remote stations communicate with the satellite). In granting the licenses for the 0.96m and 0.75m VSAT remote dish antennas, the FCC waived the rule to the extent that it might be construed to prohibit the use of industry-standard network access schemes and conditioned the licenses on the outcome of the pending proceeding. At the staff’s request, Spacenet petitioned the FCC for a declaratory ruling interpreting the rules to permit the longstanding industry practice. The public comment period ended on June 14, 2000, and the satellite industry supported granting the type of relief sought by Spacenet. We expect FCC action before the end of the year. It is not possible to predict precisely the manner in which the FCC will resolve this issue.

      The FCC has established guidelines for human exposure to radio frequency energy. Between the feed horn and the reflector of our VSAT dish antennas, the radio frequency exposure exceeds the acceptable level established by the FCC. There is a risk of injury to anyone who places part of their body in this area of the VSAT dish antenna for a prolonged period of time. Spacenet has provided the FCC with information concerning the typical installation and placement of the dish antennas used for our service and the technical safeguards and warnings that we will use to minimize the risk of injury. We believe that these methods will satisfy the FCC or that we, together with Gilat, can develop procedures to satisfy the FCC’s concerns.

      Some localities attempt to impose restrictions on the installation of satellite dish antennas, usually in the form of zoning ordinances. While not directly regulating us, those restrictions might reduce market demand for the our service. The FCC has adopted rules limiting the circumstances under which restrictions can be imposed and has preempted many types of restrictions entirely. The FCC is also considering further action to prevent localities from interfering with the federal interest in widespread and competitive availability of broadband services.

      On September 28, 2000, the FCC instituted a public proceeding inquiring as to whether companies offering high-speed data networks should be required to make their networks available generally to any Internet service provider that would like to use them to reach customers or whether this access will be available on the open market without regulation. There is no way to determine how the FCC will decide this issue. It may, after receiving public comment, elect not to impose any regulatory requirements. If, however, the FCC decides that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers, we may be required to provide our wholesale service to any Internet service provider that requests it, including entities that compete with us and with MSN. At this point, however, it is not possible to predict whether or when such regulations will be adopted or the precise obligations they may impose on us.

      The FCC also regulates telecommunications common carriers under Title II of the Communications Act of 1934, as amended. Providers of Internet access services, such as the service we offer, are not subject to regulation under Title II. The FCC does, however, have the power to impose some forms of regulation on providers of Internet access services under Title I of the Communications Act, which gives the FCC the power to regulate interstate communications by wire or radio. As an Internet service provider, we are potentially subject to such regulation. To date, the FCC has avoided regulation of Internet service providers, but there is no guarantee that the FCC will continue to refrain from regulating them or some of their services in the future.

      Currently, one legitimate ground for local regulation is safety. While localities have generally not regulated the emission of radio frequency energy, the possibility exists that local jurisdictions may restrict the installation of transmitting earth stations to achieve legitimate safety goals. We believe it is unlikely that such a restriction could be used to prevent installation of the VSAT remote stations used for our service because of the very low safety risk posed by the antennas.

Technology and Licensing

      Gilat is our primary technology partner and will continue research and development projects with us and on our behalf. Gilat research and development teams are located in both Israel and the United States, and include satellite experts in the field of hardware development, satellite access software and application protocols such as Internet Protocol. They are working with us to ensure continued technological leadership. Gilat has agreed to continue research and development of our current products and we have agreed to pay a portion of the research and development costs. One major research and development effort is the multicast software, including the future StarBand Carousel SM through which content will be multicast on a scheduled basis.

Employees

      As of August 31, 2000 we had 127 full-time employees and a total of 40 consultants and other individuals working for us pursuant to management services agreements. For operational reasons, during our development stage, all of our employees were leased from Spacenet. Substantially all of these personnel will be transferred to our direct payroll prior to the end of 2000. Our agreement with Spacenet requires us to make timely payment of the full cost incurred by Spacenet including salary, bonuses, benefits, taxes, processing costs and related items. Of that number, 70 are based in our offices in McLean, Virginia, and 95 are based in Marietta, Georgia. We have 12 employees in our sales force and 22 in research and engineering. None of our employees is a party to a collective bargaining agreement, and we have never experienced a work stoppage. We consider our relationship with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.

Properties

      Our corporate headquarters facility of approximately 42,000 square feet is located in McLean, Virginia. Spacenet leases the McLean facility from a third party and we occupy the premises pursuant to a sublease with Spacenet under which we pay Spacenet the same price that they pay under their lease. The lease for this facility expires in April 2005 with an option for renewal. In addition, we occupy a facility of approximately 58,000 square feet in Marietta, Georgia, where the network operations center is located. Spacenet leases the Marietta facility from a third party and we occupy the premises pursuant to a sublease with Spacenet under which we pay same price to Spacenet as they pay under their lease. The lease for this facility expires in September 2001.

Legal Proceedings

      On or about July 26, 2000, Globecomm Systems, Inc. commenced a lawsuit against us in the Eastern District of New York alleging the willful infringement of their U.S. patent relating to a particular means for transferring and receiving communications signals between a remote terminal and a network operations center via satellite. This proceeding is at an early stage. We will respond appropriately to Globecomm’s complaint and vigorously defend our rights in this matter.

      In addition, on May 8, 2000, Hughes Electronics Corporation commenced a lawsuit against Gilat and Spacenet in the District of Maryland, alleging willful infringement of four patents. We are not a party to the lawsuit and only one of the infringement claims may be relevant to the equipment we purchase from Gilat. A ruling against Gilat or Spacenet would significantly harm our business because we license technology from them that forms part of Hughes’ claim. In particular, the single potentially relevant claim is related to personal computer based receiver cards that we use as part of our service offering to consumers. We may not be able to continue to use the technology if Hughes prevails on its claim regarding this technology. Gilat and Spacenet have filed motions for partial summary judgment on the issue of patent claim construction and the Court has scheduled a hearing on these motions for November 20, 2000.

      Based upon our analysis of the information available to us at these preliminary stages and the technology we use to operate our network, we believe that these suits represent minimal risk to our business and financial condition.

      We do not have insurance that would indemnify us for any liability that may be imposed in connection with the legal actions described above. Accordingly, if any of these events occur, it could result in a substantial reduction in our revenue and could result in losses over an extended period of time.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth information with respect to our executive officers and directors:

Name	Age	Position

Yoel Gat	48	Co-Chairman and Director(1)

Zur Feldman	42	Co-Chairman, Chief Executive Officer and Director(1)

David Trachtenberg	38	President and Chief Marketing Officer

William McMoil	36	Corporate Controller, Secretary and Treasurer

Orey Gilliam	40	Vice President Engineering and Operations and Chief Information Officer

Richard De Shong	53	Vice President Logistics

Donna Tanenbaum	40	Vice President Human Resources and Administration

Sandy Colony	55	Vice President Corporate Communications

Amit Dembsky	41	Vice President Product Integration

Jon DeVaan	40	Director(2)

Brian Friedman	44	Director(3)

Mark Jackson	39	Director(4)

(1)	Nominated to our board of directors by Spacenet. See “Principal Stockholders — Stockholders Agreement.”

(2)	Nominated to our board of directors by Microsoft. See “Principal Stockholders — Stockholders Agreement.”

(3)	Nominated to our board of directors by ING Furman Selz Investments. See “Principal Stockholders — Stockholders Agreement.”

(4)	Nominated to our board of directors by EchoStar. See “Principal Stockholders — Stockholders Agreement.”

      Yoel Gat served as Chairman of our board of directors since our inception in January 2000 and became Co-Chairman in August 2000. Mr. Gat co-founded Gilat Satellite Networks Ltd. in 1987 and since that time has served as Chairman of the board of directors and Chief Executive Officer of that company. Mr. Gat is also the Chairman of the board of directors of KSAT, and serves on the board of ILAN-GAT Engineering Ltd. Mr. Gat holds a B.S. in Electrical Engineering and Electronics from the Technion-Israel Institute of Technology and an M.M.S. from the Recanati Graduate School of Business Administration of Tel Aviv University. Mr. Gat is a two-time winner of the Israel Defense Award, Israel’s most prestigious research and development award.

      Zur Feldman has been our Chief Executive Officer since February 2000 and was named Co-Chairman of our board of directors in August 2000. Mr. Feldman served as the Executive Vice President of Packard Bell Electronics from 1995 to 1999 and as Vice President of Operations from 1989 to 1995. Mr. Feldman holds a B.A. in Photo Journalism, Television Broadcasting and Communications. Mr. Feldman has also completed a two-year program at the University of California, Los Angeles professional Business and Management school. In addition, Mr. Feldman graduated from the Stanford University Graduate School of Business and Management for Executives.

      David Trachtenberg has served as our President and Chief Marketing Officer since August 2000. Mr. Trachtenberg served as President and Chief Operating Officer of Prodigy Communications Corporation from November 1998 to June 2000. In addition, from 1990 to 1998, he was employed at MCI Communications, where he was Executive Director of Marketing from 1996 to 1998. Mr. Trachtenberg holds a B.A. in International Relations from Tufts University, an M.A. from the University of Pennsylvania and an M.B.A. from The Wharton Business School of the University of Pennsylvania.

      William McMoil has served as our Corporate Controller, Secretary and Treasurer since May 2000. Prior to joining our company, Mr. McMoil served as Controller and Secretary Treasurer for OnePoint Communications Corp., a residential CLEC, from 1998 to 2000. In addition, he served as Controller for IoWave, Inc., a wireless telecommunications equipment manufacturer from 1997 to 1998. From 1995 to 1997, Mr. McMoil was Director of Finance of Martin’s Herend Imports, Inc. Mr. McMoil holds a B.A. degree from Furman University and an M.B.A. from George Mason University.

      Orey Gilliam has served as our Vice President of Engineering and Operations and Chief Information Officer since January 2000. Mr. Gilliam joined Gilat in 1992 and served in various operation and marketing positions until 1998 when he was appointed Vice President and General Manager of Gilat, Inc., then the U.S. subsidiary of Gilat. In 1999, after leading the U.S. integration team for the acquisition of the company by Gilat, Mr. Gilliam was appointed Chief Information Officer of Spacenet Inc. and continues to hold that position. Prior to joining Gilat, Mr. Gilliam worked for Intel Corporation in technical and marketing positions. Mr. Gilliam graduated with honors from the Technion-Israel Institute of Technology with a degree in Computer Engineering.

      Richard De Shong has been our Vice President of Logistics since he joined us in March 2000. Prior to joining us, Mr. De Shong worked for Packard Bell NEC, Inc. where he served as Director of Materials from 1997 to 2000 and Director of Planning and Scheduling from 1993 to 1997. From 1992 to 1993, Mr. De Shong served as Project Manager at Western Data Systems and from 1989 to 1990 he was Senior Manager of Manufacturing Systems Consulting with Price Waterhouse. Mr. De Shong earned a B.S. in business administration from Arizona State University.

      Donna Tanenbaum has been our Vice President of Human Resources and Administration since February 2000. Prior to her employment with us, Ms. Tanenbaum was Vice President of Human Resources with Teleglobe Communications Corporation from 1996 to 2000. Prior to her position with Teleglobe, Ms. Tanenbaum held various positions in human resources with Science Applications International Corporation from 1994 to 1996, and also with MCI Communications Corporation, Freddie Mac and Metropolitan Life Insurance. Ms. Tanenbaum earned an M.E. with an emphasis in Organizational Development from the Harvard Graduate School of Education and her B.S. in Human Development from Cornell University.

      Sandy Colony has been our Vice President of Corporate Communications since August 2000. Prior to joining us, Ms. Colony served as the Vice President of Corporate Communications for Road Runner, the first high-speed online service over cable in the United States, from 1998 to 2000. Before working at Road Runner, Ms. Colony served as the Vice President of Corporate Communications at Time Warner Cable of New York City from 1996 to 1998. She also worked with TV Food Network from 1994 to 1996 as the Vice President of Public Relations. Ms. Colony earned a B.A. in history from Skidmore College and holds an M.A. in psychology from The New School of Social Research.

      Amit Dembsky has served as our Vice President of Product Integration since May 2000. Prior to joining us, Mr. Dembsky was Vice President of Product Development at Synthonics Inc. from January 2000 until joining us. Prior to working at Synthonics, Mr. Dembsky was with Packard Bell NEC Inc. from 1992 to 1999, where he served in various capacities including Director of the Advanced Technology Group. Mr. Dembsky attended the Israel Air Force Electronics Officers’ Academy, earned a B.Sc. in Architecture from Technion-Israel Institute of Technology and studied computer science at UCLA and Pierce College.

      Jon DeVaan has served as a director of our company since February 2000. Mr. DeVaan is a Senior Vice President of Microsoft Corporation’s Personal Services and Devices Group. Prior to his current position, Mr. DeVaan was vice president of development and director of development of Microsoft Office 95 and 97. From 1985 to 1994 Mr. DeVaan served in various capacities at Microsoft, from software design engineer to development manager of various versions of Microsoft Excel. Mr. DeVaan earned B.S. degrees in mathematics and computer science from Oregon State University.

      Brian Friedman has served as a director of our company since April 2000. Mr. Friedman has been the President of ING Furman Selz Investments, a private equity investment firm, since 1994. Mr. Friedman also serves on the boards of directors of Acapulco Restaurants, Inc., Au Bon Pain Corporation, BricsNet N.V., California Pizza Kitchen, Inc., Cognitive Arts, Inc. and IDB Carries B.V. Mr. Friedman also serves on the boards of managers of Apartment Media Works LLC, Beacon Industrial Group LLC and Stagebill LLC.

      Mark Jackson has served as a director of our company since April 2000. Mr. Jackson also serves as Senior Vice President of EchoStar Technologies Corporation, a division of EchoStar Communications Corporation, where he has been employed since he began as Director of Engineering in April of 1993. Prior to joining EchoStar, Mr. Jackson was Director of Engineering at Tandon Corporation, Inc. for seven years. Mr. Jackson attended Texas Tech University.

Committees of the Board of Directors

      Our board of directors has established an audit committee and a compensation committee and may also establish additional committees to assist it in its duties. The functions of the audit committee include:

•	recommending to the board of directors the retention of independent auditors;

•	reviewing the scope of the annual audit undertaken by our company’s independent auditors and the progress and results of their work; and

•	reviewing our company’s financial statements, internal accounting and auditing procedures and corporate program to ensure compliance with applicable laws.

      The functions of the compensation committee include:

•	reviewing and approving executive compensation policies and practices;

•	reviewing salaries and bonuses for some of our officers; and

•	considering other matters as may from time to time be referred to the committee by our board of directors.

      We intend to expand our board of directors to include three independent directors, who will serve on our audit committee.

Election of Directors and Officers

      Our board of directors consists of five directors, all of whom are elected by our shareholders for one-year terms. Our executive officers are elected by the board of directors and may be removed at any time by the board of directors. Our executive officers do not serve fixed terms of office. Our principal stockholders have entered into a stockholders agreement to vote to ensure that a specified number of directors nominated by these principal stockholders are appointed to the board. See “Principal Stockholders — Stockholders Agreement.”

Board Compensation

      No director will receive cash compensation for services as a director. All directors will, however, be reimbursed for their expenses incurred in attending meetings. Zur Feldman, our Co-Chairman, currently has been granted options to acquire a total of 2,568,220 shares of our common stock.

Executive Compensation

      The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and the next four most highly compensated executive officers of our company whose annual salary and bonus is expected to exceed $100,000 in 2000 for services rendered in all capacities. In accordance with the rules of the SEC, other compensation in the form of perquisites and other personal benefits has been omitted for the named executive officers because the aggregate amount of perquisites and other personal benefits is expected to be less than the lesser of $50,000 or 10% of the total of annual salary and bonuses for each of the named executive officers in 2000.

Summary Compensation Table

	Annual Compensation
			All Other
Name and Principal Position	Salary(1)	Bonus(2)	Compensation

Zur Feldman, Chief Executive Officer	$250,000	$150,000	$500,000(3)

David Trachtenberg, President and Chief Marketing Officer	200,000	150,000	100,000(3)

Orey Gilliam, Chief Information Officer and Vice President, Engineering and Operations	180,000	63,000	—

Richard De Shong, Vice President, Logistics	160,000	48,000	—

Sandy Colony, Vice President, Corporate Communications	160,000	48,000	75,000(3)

(1)	Full calendar year.

(2)	Annualized target.

(3)	Transition bonus.

Option Grants and August 31, 2000 Option Values

      The following table sets forth information regarding options granted to the named executive officers listed above during the period from our inception through August 31, 2000 pursuant to our 2000 Stock Incentive Plan.

Option Grants

	Individual Grants

		Percent of
	Number of	Total			Potential Realizable Value
	Securities	Options	Exercise		at Assumed Annual Rates
	Underlying	Granted to	or Base		of Stock Price Appreciation
	Options	Employees	Price	Expiration	for Option Term(5)
	Granted	in 2000	($/Share)	Date
Name	(1)	(2)	(3)	(4)	0%	5%	10%

Zur Feldman	2,568,220	47.1%	$2.50	5/26/10	$10,144,000	$20,562,000	$36,545,000

David Trachtenberg	1,500,000	27.5	6.45	8/23/10	5,925,000	12,010,000	21,344,000

Orey Gilliam	125,000	2.3	2.50	5/26/10	494,000	1,001,000	1,779,000

Richard DeShong	50,000	0.9	2.50	5/26/10	198,000	400,000	711,000

Sandy Colony	60,000	1.1	6.45	8/7/10	237,000	480,000	854,000

(1)	All options were granted under our 2000 Stock Incentive Plan. These options are subject to vesting in the event of a change in control of our company.

(2)	Based on options to purchase 5,449,220 shares of our common stock granted to employees in 2000.

(3)	The exercise or base price per share reflects the fair value of the common stock if the options are issued with exercise prices below that amount. The actual exercise prices of each of Mr. Trachtenberg’s and Ms. Colony’s options granted in August 2000 were $2.50 per share which resulted in an unrealized gain on the date of grant of approximately $5.9 million and $0.2 million, respectively.

(4)	The options have ten year terms, subject to earlier termination upon death, disability or termination of employment.

(5)	Potential realizable value based on actual exercise price of $2.50 per share and the estimated market value of $6.45 per share at August 31, 2000.

Aggregate Option Exercises in 2000 and Option Values

      The following table sets forth, for the named executive officers listed above, the shares acquired and the value realized on each exercise of stock options during the current year, and the number and value of securities underlying unexercised options held by these executive officers at August 31, 2000. The value of unexercised in-the-money options at August 31, 2000 has been calculated using $6.45 per share.

			Number of Securities		Value of
			Underlying Unexercised		Unexercised In-The-
	Shares		Options		Money Options ($)
	Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Zur Feldman	—	—	—	2,568,220	—	$10,144,000

David Trachtenberg	—	—	—	1,500,000	—	5,925,000

Orey Gilliam	—	—	—	125,000	—	494,000

Richard De Shong	—	—	—	50,000	—	198,000

Sandy Colony	—	—	—	60,000	—	237,000

2000 Stock Incentive Plan

      We may issue up to 23.0 million shares of common stock pursuant to the StarBand Communications Inc. 2000 Stock Incentive Plan, which has been adopted by our Board of Directors and approved by our stockholders. No more than 8.0 million shares may be issued pursuant to awards under this plan prior to January 1, 2001. The plan provides for the granting to employees and directors of incentive stock option and nonqualified options to purchase shares of our common stock. The plan also provides for the granting of shares of restricted stock and stock appreciation rights (SARs). As of August 31, 2000, we have granted options to purchase an aggregate of 5.4 million shares of common stock, and 2.6 million shares of common stock remain available for grants until January 1, 2001. As of August 31, 2000, none of the options granted are exercisable.

      The plan is administered by our Board of Directors. The administrator of the plan has the power to determine the persons to whom, the times at which, and the prices at which awards shall be granted, and to determine the type of option or award to be granted and the number of shares subject to options and awards.

      If we merge with or into another corporation or sell all or substantially all of our assets and we are not the surviving corporation, the options and SARs will become immediately exercisable unless the successor company agrees to assume or provide equivalent options or SARs. If we are the surviving corporation in such an event, any option granted under the plan will apply to the securities that the holders of shares of our company would have been entitled to immediately following such transaction had the holder of such option exercised the option in full immediately prior to such transaction.

      In the event that the outstanding shares are modified by reason of a recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, the administrator of the plan will adjust the number and kind of shares available under the plan, the number of shares outstanding and the price per share of outstanding awards made under the plan.

      The administrator of the plan determines the option price for options. For an incentive stock option, the option price shall be 100% of the fair market value of a share of company stock on the date the option is granted. If the recipient of an incentive stock option owns more than 10% of our outstanding securities, the option price shall be at least 110% of the fair market value of a share of company stock on the date of grant. Options granted pursuant to the plan generally vest at a rate of 25% at the end of the first year and 6.25% at the end of each quarter thereafter, and generally expire ten years from the date on which they are granted. All of the options granted will become exercisable according to the terms of each specific agreement.

Employment Agreements

      We have employment agreements with Zur Feldman, our Chief Executive Officer and David Trachtenberg, our President and Chief Marketing Officer.

      Mr. Feldman entered into an employment agreement with us on March 9, 2000. Under the agreement, Mr. Feldman will be employed for a period of three years from February 7, 2000, at an annual salary of $250,000, subject to an annual review and possible upward adjustment of his salary at the discretion of our board of directors. The agreement also provides for an annual performance bonus of up to $150,000 upon achieving mutually agreed targets. The agreement contains non-compete provisions prohibiting Mr. Feldman from competing with us during his term of employment and for twelve months following the term. If we terminate the agreement without cause, or if Mr. Feldman terminates the agreement for cause, we are obligated to pay him $1.5 million as severance.

      Mr. Trachtenberg entered into an employment agreement with us on August 15, 2000. Under the agreement, Mr. Trachtenberg will be employed for a period of three years from the date of the agreement, at an annual salary of $200,000, subject to an annual review and possible upward adjustment of his salary at the discretion of our board of directors. The agreement also provides for an annual performance bonus of up to $150,000 upon achieving mutually agreed targets. The agreement contains non-compete provisions prohibiting Mr. Trachtenberg from competing with us during the term of his employment and for twelve months following the term. If we terminate the agreement without cause, or if Mr. Trachtenberg terminates the agreement for cause, we are obligated to pay him his remaining base salary over the original employment term.

      Each of these agreements contains confidentiality restrictions, as well as provisions recognizing that we own or license all intellectual property rights to any products, hardware, software, or services that the named executive officer may work on during the term of his employment agreement.

Limitation of Liability and Indemnification Matters

      We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law, or DGCL. In addition, we have taken out directors and officers insurance with a maximum coverage of $5 million per claim. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except liability associated with any of the following:

•	any breach of their duty of loyalty to the company or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      Our amended and restated certificate of incorporation and bylaws also provide for indemnification of our directors and officers to the fullest extent permitted by the DGCL. We intend to enter into separate indemnification agreements with our directors and some of our officers that could require us, among other things, to indemnify these persons against liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 2000, and as adjusted to reflect the sale of common stock offered in this offering, as to:

•	each person (or group of affiliated persons) who is known by us to beneficially own five percent or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the summary compensation table; and

•	all of our directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and/or investment power with respect to securities. Unless otherwise noted, we believe that all persons named in the table have sole voting and sole investment power with respect to all shares shown as beneficially owned by them. Shares of common stock subject to options currently exercisable or exercisable, or subject to conversion, within 60 days of August 31, 2000 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding options but are not deemed outstanding for purposes of computing the percentages beneficially owned by any other person.

	Beneficial Ownership		Beneficial Ownership
	Prior to Offering		After Offering(1)

	Number of		Number of
Name or Group of Beneficial Owner	Shares	Percent	Shares	Percent

Executive Officers and Directors

Yoel Gat(2)(3)(4)	3,345,338	3.8%

Zur Feldman(3)	—	—

David Trachtenberg	—	—

Orey Gilliam(3)	—	—

Richard De Shong	—	—

Sandy Colony	—	—

Jon DeVaan	—	—

Mark Jackson	—	—

Brian Friedman(5)	6,823,385	—

All executive officers and directors as a group (13 persons)(2)	10,168,723	11.5%

Five Percent or Greater Stockholders

Spacenet Inc.(4)(6)	39,423,351	44.7%

Microsoft G-Holdings, Inc.(7)	16,748,844	19.0

EchoStar Communications Corporation(8)	16,755,317	19.0

ING Furman Selz Investments(5)(9)	6,823,385	7.7

(1)	Assumes the issuance of common shares offered by this prospectus and that the underwriters’ over-allotment option is not exercised.

(2)	Represents shares held by an irrevocable trust, the beneficiaries of which include the children and other family members of Mr. Gat. Mr. Gat expressly disclaims beneficial ownership of the shares held by the trust, and the filing of this registration statement is not an admission that Mr. Gat is the beneficial owner of these shares.

(3)	Mr. Feldman beneficially owns 3,125 shares of common stock of Gilat, issuable upon the exercise of options exercisable currently or within 60 days of August 31, 2000. Mr. Gilliam beneficially owns 26,683 shares of Gilat, 17,375 of which are issuable upon the exercise of options held by Mr. Gilliam and exercisable currently or within 60 days of August 31, 2000. The beneficial ownership of these shares represents less than 1% of the outstanding shares of Gilat. Mr. Gat is the beneficial owner of

325,336 shares of common stock of Gilat, of which 146,871 are subject to the exercise of options exercisable currently or within 60 days of August 31, 2000, and representing approximately 1% of the outstanding shares of common stock of Gilat.

(4)	Includes 306,155 shares of common stock issuable upon conversion of a note issued by Spacenet Inc. to the trust described in note (2), based upon the capitalization of StarBand as of August 31, 2000, including warrants issued as of that date, pursuant to the terms of the note. Currently, and until the note is converted by the trust, the shares issuable upon conversion of the note are deemed to be beneficially owned by both the trust and Spacenet Inc.

(5)	Mr. Friedman is deemed a control person of the manager making the investment decisions for these entities, and as such may be deemed, for purposes of determining the beneficial ownership of these shares, to have shared voting and investment power with respect to these shares. Accordingly, the beneficial ownership of these shares has been attributed to both Mr. Friedman and ING Furman Selz Investments.

(6)	Includes 28,022,240 shares issuable upon conversion of 140,111,199 shares of Series B convertible preferred stock and 1,401,112 shares issuable upon conversion of accrued dividends. The address for Spacenet Inc. is 1750 Old Meadow Road, McLean, VA 22102.

(7)	Includes 9,845,652 shares issuable upon conversion of 49,228,259 shares of Series A convertible preferred stock and 453,170 shares issuable upon conversion of accrued dividends. The address for Microsoft G-Holdings, Inc. is c/o Microsoft Corporation, One Microsoft Way, Redmond, WA 98052.

(8)	Includes 9,845,652 shares issuable upon conversion of 49,228,259 shares of Series A-1 convertible preferred stock and 459,643 shares issuable upon conversion of accrued dividends. The address for EchoStar Communications Corporation is 5701 S. Santa Fe Drive, Littleton, CO 80120.

(9)	Includes 4,014,030 shares issuable upon conversion of 24,686,284 shares of Series A-2 convertible preferred stock and 187,394 shares issuable upon conversion of accrued dividends, consisting of 3,007,596, 257,772, 146,324, 2,584,139, 578,357, and 249,197 shares held by Furman Selz Investors II L.P., FS Employees Investors L.L.C., FS Parallel Fund L.P., ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan L.L.C. and ING Barings Global Leveraged Plan, Ltd., respectively, all affiliates of ING Furman Selz Investments. The address for the ING Furman Selz Investments entities is c/o ING Furman Selz Investments, 55 East 52nd Street, New York, NY 10055.

Investment Agreements

      Spacenet, EchoStar, Microsoft and ING Furman Selz Investment entities purchased shares of our preferred stock pursuant to investment agreements with us in February and April 2000. Under the investment agreement with Microsoft, we have the obligation to repurchase all of our shares held by Microsoft if we, Gilat or Spacenet breach any of the material terms of the MSN satellite broadband access supply agreement and related ancillary agreements. In August 2000, we assigned this contingent obligation to Spacenet.

Stockholders Agreement

      Spacenet, EchoStar, Microsoft and the ING Furman Selz Investments entities have entered into a stockholders agreement with us relating to their ownership, transfer and voting of our common and preferred shares. Under the stockholders agreement, all shares owned by these principal stockholders are subject to resale restrictions. Each of EchoStar, Microsoft and the ING Furman Selz Investments entities are restricted from selling or otherwise transferring their shares, except in limited circumstances, until April 2001. Spacenet is similarly restricted until April 2003. Gilat is required to hold sufficient shares of Spacenet so that Gilat will remain our affiliate at all times. Each principal stockholder has a right of first refusal to purchase when another principal stockholder wishes to transfer its shares to an unaffiliated third party in a transaction that is not conducted on Nasdaq.

      In accordance with the stockholders agreement, our principal stockholders may appoint and remove a controlling majority of our board of directors. Our board currently consists of five directors. Our principal stockholders have agreed that they will vote to ensure that the board of our company will include:

•	two directors nominated by Spacenet, currently Yoel Gat and Zur Feldman;

•	one director nominated by Microsoft, currently Jon DeVaan;

•	one director nominated by EchoStar, currently Mark Jackson; and

•	one director nominated by the ING Furman Selz Investments entities, currently Brian Friedman.

      The presence of the Microsoft-nominated director and either the EchoStar-nominated director or the ING Furman Selz Investments-nominated director is required in order to constitute a quorum at a meeting of the board of directors. The stockholders agreement will be amended to provide for the election of three independent directors. In addition, EchoStar and Microsoft each have the right to appoint one observer to our board. The observers are entitled to attend all meetings of the board of directors but do not have voting rights.

RELATED PARTY TRANSACTIONS

      We have engaged in transactions with our principal stockholders. We describe these transactions in further detail in Note 3 to our financial statements contained elsewhere in this prospectus. We provide details of the material transactions with our principal stockholders below. We believe that each of the transactions described below were on terms no less favorable than we could have obtained from unaffiliated third parties.

Gilat Satellite Networks and Spacenet

      Since we began operations, Gilat and Spacenet have provided us with:

•	technology, research and development;

•	customer premises equipment;

•	network operations technology, facilities and services;

•	office space;

•	management services; and

•	administrative services encompassing information technology, marketing, legal, finance and human resources.

      On January 11, 2000, we issued 10 shares of our common stock to Spacenet for $10, in connection with our organization and initial capitalization. From our inception until August 31, 2000, in addition to issuing shares of our common stock to Spacenet, we paid a total of approximately $20.0 million to Gilat and approximately $38.7 million to Spacenet as payment for services rendered to us under our various agreements and arrangements with them.

     Gilat Supply Agreements

      In February 2000, we entered into a five-year supply agreement with Gilat and Spacenet. The Gilat supply agreement sets forth the commercial terms under which we will offer StarBand service outside our arrangement with MSN, and the terms under which Gilat and Spacenet provide us with licenses, intellectual property and satellite capacity on the GE Americom GE4 satellite for that purpose. In addition, Spacenet and Gilat have agreed not to offer services that compete with our service to residential and small office/home office customers throughout North America.

      Pursuant to this agreement we are obligated to pay $7.2 million to Spacenet, which has been accrued as part of our payable to Gilat, as reimbursement for a payment made by Spacenet to reserve the GE4 satellite capacity. GE Americom owns approximately 19% of the outstanding shares of common stock of Gilat.

     Master Supply and Services Agreement

      We expect to enter into a four-year master supply and services agreement with Gilat and Spacenet that will replace the existing Gilat supply agreements. This agreement will automatically renew for two-year periods. Pricing terms, however, will be renegotiated every two years. Under this agreement, Gilat and Spacenet will provide us with the facilities, equipment, software and services that we will use in our business, including:

•	customer premises equipment, network operations equipment, software necessary for the network to operate, and our multicast system;

•	consulting and administrative services, including information technology, marketing, financial, and legal services for a transition period while we establish our own systems and processes, for which we expect the total cost to be approximately $2.1 million per calendar quarter. While we will pay for these administrative and management services for up to two years, we may terminate these services at any time without penalty or payment obligation, with some exceptions, with ninety days written notice. In this event, the termination will take effect as of the last day of the next calendar quarter;

•	facilities in Virginia and Georgia; and

•	research and development support in connection with hardware, equipment and software maintenance that arises out of this agreement. During the first two years of the agreement, we will pay Gilat $1.0 million per calendar quarter to assist with basic ongoing research and development expenses associated with the products provided under the agreement. Beginning in 2001, we will share with Gilat product development costs focused exclusively on reducing the cost to manufacture the next-generation StarBand modem.

      Each month we will submit to Gilat order forecasts that specify the equipment we will need in the following twelve months. The forecast for the first three months is a firm order. The forecasts for the second and third three-month periods are binding, subject to an adjustment within predetermined limits established in the forecasts. The forecast for the final three months is non-binding. Gilat will allocate up to 70% of its manufacturing capacity for the production and delivery of products that we order from Gilat.

      We will purchase most of the equipment and services necessary for our business exclusively from Gilat and Spacenet, and they will grant us exclusive rights to use the technology that we require to provide our service to customers in the United States, Canada and Mexico. Upon establishment of StarBand Latin America, which will be our affiliate, we are considering contributing exclusive rights in Mexico in return for a minority equity stake in StarBand Latin America. We will pay Gilat various one-time fees in connection with its assistance in the preparation of our business plan, product plan, and training program.

      Spacenet will grant us rights to use its enterprise resource planning system and the software with which we perform back-office functions. We will in the future provide Spacenet with equipment and services that Spacenet may then re-sell to various enterprise and small office/home office non-residential customers, subject to Spacenet’s recognition of our exclusive marketing rights and compliance with guidelines that we establish.

     Telecommunications Service Agreement

      We entered into a one-year telecommunications services agreement with Spacenet dated February 15, 2000, which is renewable for up to four years at the option of Microsoft. MSN is the third-party beneficiary of this agreement. Under this agreement, Spacenet operates telecommunications facilities and provides services, including access to Spacenet’s transmission and switching facilities necessary for us to fulfill our obligations to MSN, for which we reimburse Spacenet at their cost. In addition, in exchange for technologies and equipment provided to us by Spacenet, we issued 9,999,989 shares of our common stock and 140,111,199 shares of our Series B convertible preferred stock to Spacenet.

      Yoel Gat, Co-Chairman of our board of directors, also serves as Chairman of the board of directors and Chief Executive Officer of Gilat. Orey Gilliam, our Vice President of Engineering and Operations and Chief Information Officer, also serves as Chief Information Officer of Spacenet.

Microsoft/ MSN

      In March 2000, in connection with Microsoft’s investment in our company, we entered into a four-year agreement to supply wholesale satellite broadband Internet access to MSN. The agreement renews automatically for additional one-year terms unless terminated by either us or MSN. The agreement requires us to achieve five milestones during the initial term relating primarily to our fulfilling production levels for our StarBand modem, achieving minimum levels of MSN subscribers and other technical matters set forth in the agreement. MSN’s commitment to the agreement is contingent upon our meeting these milestones. To date, we have not completed any of the milestones set forth in this agreement. Upon our completion of the milestones, MSN will purchase StarBand modem-based systems in predetermined quantities and at predetermined prices for use as part of a high-speed Internet access offering by MSN. We agreed to supply MSN with StarBand modems in accordance with a specified production schedule. MSN will provide a subsidy for a portion of the cost of the customer premises equipment for MSN subscribers. Pursuant to this agreement, we agreed to pay MSN a one time fee of $1.25 million to offset a portion of MSN’s subscriber acquisition costs.

      The agreement also sets the monthly per subscriber fee we will collect from MSN, and the minimum monthly fees that MSN will collect from its subscribers. We also granted MSN most favored customer status and agreed, for a limited time, to refrain from providing our service to a number of Internet service providers. We have entered into a series of other operative agreements with MSN, Gilat and Spacenet in order to carry out the objectives and meet the obligations set forth in the MSN agreement.

      In March 2000, Gilat entered into a performance guarantee agreement pursuant to which Gilat unconditionally and irrevocably guaranteed to MSN our compliance with various material obligations under the MSN broadband supply agreement and related operative agreements.

      We and MSN recently agreed in principle to amend the agreement and we are currently negotiating a definitive agreement which if approved would:

•	replace the five production related milestones currently in the agreement with a single milestone that requires us to produce a specified quantity of our next generation StarBand modems in compliance with mutually agreed upon technical specifications;

•	amend the exclusivity provisions in the current agreement;

•	eliminate Gilat’s guarantee to MSN of our performance of obligations under various operating agreements;

•	cancel the $1.25 million fee we owe MSN as reimbursement for a portion of MSN’s subscriber acquisition cost subsidy; and

•	establish revised minimum equipment purchase commitments for MSN.

      Jon DeVaan, a member of our board of directors, also serves as Senior Vice President of Microsoft’s Personnel Services and Devices Group.

EchoStar/ DISH

      We, Gilat and EchoStar entered into a memorandum of agreement on February 22, 2000 setting forth the terms under which we will jointly market our high-speed Internet access service with EchoStar’s DISH direct broadcast satellite television service. The agreement with EchoStar expires on March 31, 2001. EchoStar will market our service to their customers and DISH retailers. In exchange, we have agreed to market DISH’s satellite television programming service together with our high-speed Internet access service. EchoStar has made no commitments to us and is subject to no penalties if it ceases to sell our service. EchoStar and Gilat are also currently conducting research and development of a product to provide our Internet service through a TV-centric platform in the future.

      Under the terms of this memorandum of agreement, we will pay EchoStar activation fees and residual commissions for each StarBand subscriber we acquire through the DISH retail sales channel. We will provide all customer premises equipment and EchoStar will provide the initial point of contact for service calls. DISH Network Service Corporation, an EchoStar affiliate, will install the equipment and EchoStar will split any associated costs of such installation with us. We will pay incentive fees to EchoStar’s independent installers and DISH retailers who sell our equipment. We will also market EchoStar’s DISH direct broadcast satellite television services to StarBand subscribers not acquired through EchoStar for which EchoStar will pay us commissions. This memorandum of agreement contains provisions which restrict us and EchoStar from entering into co-marketing relationships with competitors of each other for a limited time.

      Mark Jackson, a member of our board of directors, also serves as Senior Vice President of EchoStar Technologies Corporation, a division of EchoStar.

DESCRIPTION OF CAPITAL STOCK

      The following statements summarize several provisions of our amended and restated certificate of incorporation and by-laws and Delaware law. These summaries do not purport to be complete and are qualified in their entirety by reference to our amended and restated certificate of incorporation and by-laws which have been filed as exhibits to this registration statement, of which this prospectus forms a part, and to the provisions of applicable law.

General

      Our authorized capital stock consists of:

•	110,000,000 shares of common stock, $0.05 par value per share; and

•	310,000,000 shares of preferred stock, par value $0.05 per share, as follows:

—	55,000,000 shares of Series A convertible preferred stock, $0.05 par value per share;

—	55,000,000 shares of Series A-1 convertible preferred stock, $0.05 par value per share;

—	30,000,000 shares of Series A-2 convertible preferred stock, $0.05 par value per share;

—	150,000,000 shares of Series B convertible preferred stock, $0.05 par value per share;

—	10,000,000 shares of Series C convertible preferred stock, $0.05 par value per share; and

—	10,000,000 shares of Series D convertible preferred stock, $0.05 par value per share.

      Upon completion of this offering, there will be            shares of common stock outstanding and no shares of preferred stock outstanding.

      As of August 31, 2000, we had:

•	33,879,757 shares of common stock outstanding;

•	263,254,001 shares of convertible preferred stock outstanding; and

•	outstanding options and warrants to purchase 9,349,644 shares of common stock.

Common Stock

      The holders of our common stock are entitled to one vote for each share on all matters to be voted on by stockholders. Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors.

      Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion, from available funds. Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of shares of our common stock are entitled to share ratably in all assets remaining after payment in full of creditors and holders of preferred stock. All of the outstanding shares of common stock are, and the shares offered by us will be, fully paid and non-assessable.

Preferred Stock

      Under our amended and restated certificate of incorporation, our board of directors is authorized to issue additional shares of preferred stock from time to time without stockholder approval. Our board of directors will also be authorized to establish the number of shares to be included in such series and to fix the terms, limitations, relative rights and preferences and variations to each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of StarBand or an unsolicited acquisition proposal.

Warrants

      In connection with the June 2000 senior debt facility between us and Bank Leumi USA, for itself and in its capacity as agent for the additional lenders, we entered into a Series C convertible preferred stock purchase warrant agreement with each of Bank Leumi USA, The First International Bank of Israel Ltd. and the Israel Discount Bank Ltd. As discussed in detail below, the lenders have the right to purchase the number of Series C shares that, assuming conversion to common stock on the exercise date, equals an aggregate of either 2.0% of our fully diluted outstanding common stock, if exercised on the date of our initial public offering, or up to 2.25% of our fully diluted outstanding common stock, if exercised after June 26, 2002. The Bank Leumi USA warrants are exercisable on the earlier of (i) the date of our initial public offering or (ii) June 26, 2002 and automatically expire on June 26, 2005. The First International Bank of Israel and the Israel Discount Bank Ltd. warrants are exercisable on the earlier of (i) the date of this offering or (ii) August 7, 2002 and automatically expire on August 7, 2005.

      The lenders were issued warrants to purchase shares of Series C convertible preferred stock based on its respective funding commitment to the financing. We issued Bank Leumi USA warrants to purchase the number of Series C preferred shares convertible into 1.2% of the fully diluted outstanding common stock if exercised prior to June 26, 2002 or 1.35% of the fully diluted outstanding common stock if exercised after June 26, 2002. We issued each of The First International Bank of Israel and the Israel Discount Bank Ltd. warrants to purchase the number of Series C preferred shares convertible into 0.4% of the fully diluted outstanding common stock if exercised prior to August 7, 2002 or 0.45% of the fully diluted outstanding common stock if exercised after August 7, 2002. Currently, these warrants have an exercise price of $3.74 per Series C preferred share, and the lenders are entitled to purchase, for an aggregate purchase price of approximately $7.0 million, 11,521,886 shares of Series C convertible preferred stock, which may be converted into 1,873,477 shares of common stock upon the this offering. The lenders also received the right to purchase 1,910,947 shares of common stock, issuable upon the conversion of Series D convertible preferred stock with a weighted average price of $4.49. Pursuant to this right the lenders had the ability to use $10 million in principal amount of the term loan for the purchase. This right expired in September 2000.

Authorized But Unissued Capital Stock

      We estimate that following this offering we will have           (or           if the underwriters’ over-allotment option is exercised in full) shares of authorized but unissued stock. Delaware law does not require stockholder approval for the issuance of authorized shares. However, the listing requirements of the Nasdaq National Market, which apply so long as the common stock remains included in that inter-dealer quotation system, require prior stockholder approval of specific issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. We currently do not have any plans to issue additional shares of common stock other than in connection with employee stock option plans or warrants already issued. One of the effects of the existence of issued and unreserved common stock may be to enable the Board to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of stockholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive the stockholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.

Section 203 of the Delaware General Corporation Law

      Section 203 of the Delaware General Corporation Law could make the acquisition of StarBand Communications and the removal of its officers and directors difficult. The statute is expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of StarBand Communications to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure StarBand Communications outweigh the disadvantages of discouraging proposals, because, among other things, negotiation of proposals could result in an improvement in their terms.

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with some exceptions) the business combination the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change of control of us without further action by our stockholders.

Registration Rights Agreements

      We and our principal stockholders are party to an agreement that grants our principal stockholders registration rights. Each of our principal stockholders has an option to cause us to effect up to three registrations of the shares owned by it and its affiliates and transferees. If one party exercises its registration rights, the other parties having registration rights may elect to include their shares in the registered offering. Our principal stockholders have agreed not to exercise their registration rights until after the transfer restriction dates set forth in the registration rights agreement. The transfer restriction dates are April 2001 for Microsoft, EchoStar and ING Furman Selz Investments, and April 2003 for Spacenet. The registration rights agreement also provides that if we register any equity securities for an offering after the transfer restriction dates set forth in the agreement, we must permit each of our principal stockholders, and anyone to whom they have transferred shares in a private placement, to include their shares in the offering. We have agreed to bear a portion of the expenses related to any of these registered offerings.

      We are also party to registration rights agreements with each of Bank Leumi USA, The First International Bank of Israel Ltd. and Israel Discount Bank Ltd. We entered into each of these registration rights agreements as part of debt financing we consummated with these three banks. Each of these registration rights agreements contains substantially the same provisions. Each bank has an option to cause us to effect up to three registrations of the shares it may own in the future issued by us pursuant to the conversion of preferred shares they may obtain by exercising warrants or converting debt instruments. If any securityholder exercises its registration rights, each bank may elect to include their shares in the registered offering. Each of the banks has agreed not to exercise any of their registration rights until after the completion of this offering. The registration rights agreements also provide that if we register any equity securities in a subsequent public offering, we must permit each bank, and anyone to whom they have transferred shares in a private placement, to include their shares in the offering. We have agreed to bear a portion of the expenses related to any of these registered offerings.

      We have agreed to comply with other covenants set forth in the registration rights agreements. Among other things, we have agreed to indemnify, hold harmless against and pay on behalf of or reimburse any losses which our principal stockholders or third parties may suffer or become subject to as a result of untrue statements, misrepresentations or material omissions we may make in the registration of our shares.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the common shares is American Stock Transfer & Trust Company.

DESCRIPTION OF INDEBTEDNESS

      We entered into a senior debt facility on June 26, 2000 with Bank Leumi USA, as agent and lender, under which Bank Leumi USA made a term loan to us in principal amount of $90 million. The senior debt facility was amended on September 8, 2000, when The First International Bank of Israel Ltd. and the Israel Discount Bank Ltd. joined the agreement as additional lenders and provided loans of $30 million each, bringing the total amount of financing to $150 million. All $150 million is currently held in interest-bearing accounts. Once we have expended the $126 million raised in our earlier equity placements with Microsoft, EchoStar, ING Furman Selz Investments and the other investors, we may use all or a portion of the loan funds deposited in the accounts to fund our business operations. We have also entered into ancillary security agreements with the lenders to provide them with collateral for the loan. Under the security agreements, we have granted to Bank Leumi USA, as agent for the lenders, a security interest in substantially all of our assets except our contractual rights to receive capacity and other services under our transponder lease agreements. The term loan will become due and payable on June 26, 2003, with interest payable quarterly in arrears. As of August 31, 2000, the entire loan amount of $90 million was bearing interest at LIBOR plus 0.75%. The interest rate will rise to LIBOR plus 1.5% after June 26, 2002. Subject to certain conditions, we are permitted to convert the LIBOR loan to a base rate loan, which would bear interest at the higher of the prime rate and the Federal Funds Rate plus 0.5%. We may prepay the term loan, in whole or in part, without premium or penalty after June 26, 2001. In the event that we receive an aggregate amount of proceeds in excess of $50 million in a public offering of capital stock or if we receive at least $10 million in insurance proceeds or from the sale of any asset, we are required to prepay the term loan. We are negotiating with the lenders to obtain a waiver of the prepayment requirement for this offering. We expect that the First International Bank of Israel will require prepayment of its portion of the loan, but the other lenders will waive prepayment.

      In connection with the term loan we also issued each of the lenders warrants to purchase our Series C convertible preferred stock, and granted a right to acquire Series D convertible preferred stock in exchange for $10 million of the principal amount of the loan. This right to acquire Series D convertible preferred stock expired in September 2000. If the preferred shares were converted into shares of our common stock prior to June 26, 2002, the lenders would own in the aggregate approximately 3.9% of our fully diluted common stock. If the preferred shares were converted into shares of our common stock after August 7, 2002, the lenders would own in the aggregate approximately 4.12% of our fully diluted common stock.

      As a condition of the term loan, we are required to provide financial reports and other information to the lenders and maintain insurance, and we are not permitted to incur additional bank loans and certain other types of indebtedness. We are also not permitted to exceed stated limits on aggregate capital expenditures without the prior written consent of the lenders.

      Events of default under the term loan include, among others:

•	non-payment;

•	breach of obligation;

•	misrepresentation;

•	invalidity or illegality of documents;

•	insolvency or insolvency proceedings;

•	change of control; and

•	breach or termination of material contracts.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, because only a limited number of shares of our common stock will be available for resale after this offering due to existing contractual and legal restrictions on sale as described below, there may be sales of substantial amounts of our common stock in the public market after these restrictions lapse. Such sales may adversely affect the then prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of options outstanding as of           , 2000. Of these shares, the           shares sold in this offering will be freely transferable without restrictions or further registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining            shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if their offering is registered or qualifies for an exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in public market as follows:

Number of Shares	Date

On the date of this prospectus
After (subject, in some cases, to volume limitations)
At various times after (subject, in some cases, to volume limitations)

Lock-Up Agreements

      We, our directors and executive officers and our existing stockholders have each agreed not to offer, pledge, sell, contract to sell, lend, or otherwise transfer or dispose of any shares of common stock for a period of 180 days after the date of the U.S. purchase agreement, subject to limited exceptions. See “Underwriting.” Merrill Lynch, Pierce, Fenner & Smith Incorporated, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. See “Underwriting.”

Rule 144

      In general, under Rule 144, beginning 90 days after the date of this offering, a person, or persons whose shares are aggregated, who has owned shares that were purchased from us, or any affiliate, for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of our then outstanding shares of common stock which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of the notice of the sale on Form 144.

      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has owned shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, for at least at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Rule 701

      Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon for the resale of securities originally purchased from us by our employees, directors or officers prior to the date we became subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Those purchases must have been made pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options. This would include exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its maximum holding period requirements.

Stock Options

      As of August 31, 2000, options to purchase a total of 5.4 million shares of common stock under our 2000 Stock Incentive Plan have been granted. Substantially all shares issuable pursuant to outstanding options are subject to lock-up agreements until           . An additional 2.6 million shares of common stock are currently available for future grants under the plan. As of January 2001, options for an additional 15 million shares will be available for future grants under our stock plans.

      Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable under our stock option plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market beginning 180 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-U.S. Holder.” A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

      This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

      Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, we will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that country unless we have knowledge that the presumption is not warranted.

      In order to obtain a reduced rate of withholding for dividends paid after December 31, 2000, a Non-U.S. Holder will be required to provide us with an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. In addition, in some cases where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide us with the required certification.

      The withholding tax does not apply to dividends paid to a Non-U.S. Holder that provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

Gain on Disposition of Common Stock

      A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States;

•	in the case of some Non-U.S. Holders who are non-resident alien individuals and hold our common stock as a capital asset, the individuals are present in the United States for 183 or more days in the taxable year of the disposition;

•	the Non-U.S. Holder is subject to tax under the provisions of the Code regarding the taxation of U.S. expatriates; or

•	the Non-U.S. Holder beneficially owns or has owned 5% or more of our common stock and at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, we are or were a U.S. real property holding corporation at any time within such period.

      We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

      We must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the Non-U.S. Holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence. Dividends paid on or before December 31, 2000 at an address outside the United States are not subject to backup withholding, unless we have knowledge that the payee is a U.S. person. However, a Non-U.S. Holder may need to certify its non-U.S. status in order to avoid backup withholding at a 31% rate on dividends paid after December 31, 2000 or dividends paid on or before that date at an address inside the United States.

      U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of our common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a Non-U.S. Holder may need to certify its non-U.S. status in order to avoid information reporting and backup withholding at a 31% rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements may apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S. broker, or by a non-U.S. broker with specified connections to the United States.

      Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

Federal Estate Tax

      An individual Non-U.S. Holder who is treated as the owner of, or has made particular lifetime transfers of, an interest in our common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

      We intend to offer the shares in the U.S. and Canada through the U.S. underwriters and elsewhere through the international managers. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., CIBC World Markets Corp. and ING Barings LLC are acting as U.S. representatives of the U.S. underwriters named below. Subject to the terms and conditions described in a U.S. purchase agreement among us and the U.S. underwriters, and concurrently with the sale of           shares to the international managers, we have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Number
U.S. Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Credit Suisse First Boston Corporation

Salomon Smith Barney Inc.

CIBC World Markets Corp.

ING Barings LLC

Total

      We have also entered into an international purchase agreement with the international managers for sale of the shares outside the U.S. and Canada for whom Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited, CIBC World Markets plc and ING Barings Limited are acting as lead managers. Subject to the terms and conditions in the international purchase agreement, and concurrently with the sale of           shares to the U.S. underwriters pursuant to the U.S. purchase agreement, we have agreed to sell to the international managers, and the international managers severally have agreed to purchase           shares from us. The initial public offering price per share and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

      The U.S. underwriters and the international managers have agreed to purchase all of the shares sold under the U.S. and international purchase agreements if any of these shares are purchased. If an underwriter defaults, the U.S. and international purchase agreements provide that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings for the sale of shares to be purchased by the U.S. underwriters and the international managers are conditioned on one another.

      We have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The U.S. representatives have advised us that the U.S. underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The U.S. underwriters may allow, and

the dealers may reallow, a discount not in excess of $          per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$

Underwriting discount	$	$	$

Proceeds, before expenses, to us	$	$	$

      The expenses of the offering, not including the underwriting discount, are estimated at $          and are payable by us.

Over-allotment Option

      We have granted options to the U.S. underwriters to purchase up to           additional shares at the public offering price less the underwriting discount. The U.S. underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any over-allotments. If the U.S. underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that U.S. underwriter’s initial amount reflected in the above table.

      We have also granted options to the international managers, exercisable for 30 days from the date of this prospectus, to purchase up to          additional shares to cover any over-allotments on terms similar to those granted to the U.S. underwriters.

Intersyndicate Agreement

      The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the U.S. underwriters and the international managers may sell shares to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares will not offer to sell or sell shares to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the intersyndicate agreement. Similarly, the international managers and any dealer to whom they sell will not offer to sell or sell shares to U.S. persons or Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the intersyndicate agreement.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to           shares offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

      We are concurrently offering           shares at the initial public offering price directly to some of our employees pursuant to this prospectus in jurisdictions outside the U.S. where the underwriters are prohibited by law from selling the shares. These shares are included in the           shares being sold pursuant to this prospectus. Since these shares are being sold directly by us and not through the underwriters, no underwriting discount or commission will be paid to the underwriters for these shares.

No Sales of Similar Securities

      We and our executive officers and directors and all existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be selected by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

      We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “STRB.”

      Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the U.S. representatives and the lead manager. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the U.S. representatives and the lead manager believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the U.S. representatives of the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the U.S. representatives may reduce that short position by purchasing shares in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

      The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the U.S. representatives or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They received customary fees and commissions for these transactions.

      Furman Selz Investors II L.P., FS Employees Investors L.L.C., FS Parallel Fund L.P., ING Furman Selz Investors III L.P., ING Barings U.S. Leveraged Equity Plan L.L.C. and ING Barings Global Leveraged Plan Ltd., each of which is an affiliate of ING Barings LLC, are stockholders of StarBand.

LEGAL MATTERS

      The validity of the shares of our common stock under Delaware law will be passed upon for us by Clifford Chance Rogers & Wells LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell.

EXPERTS

      The financial statements of StarBand Communications Inc. at August 31, 2000, and for the period from January 11, 2000 (inception) through August 31, 2000 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a Form S-1 registration statement with the Securities and Exchange Commission. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. You should refer to our registration statement and its exhibits if you would like to find out more about us and about the common stock. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

      Upon completion of this offering, we will be subject to the periodic reporting and other information-supplying requirements of the Securities Exchange Act of 1934. In accordance with those requirements, we will file reports, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other information with the Commission. You may inspect copies of the registration statement, its accompanying exhibits, and any other document that we file with the Commission, without charge. You also may copy or obtain any of these documents at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Commission Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings with the Commission, including this prospectus, are or will be available to the public at the Commission’s web site at www.sec.gov.

      We will furnish our stockholders with annual reports. These reports will include a review of operations and annual audited financial statements prepared in conformity with accounting principals generally accepted in the United States. We also will furnish our stockholders with unaudited financial information prepared in conformity with accounting principles generally accepted in the United States for each quarter of each fiscal year as soon as practicable following the end of each quarter.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Auditors	F-2

Balance Sheet at August 31, 2000	F-3

Statement of Operations for the period from January 11, 2000 (inception) through August 31, 2000	F-4

Statement of Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the period from January 11, 2000 (inception) through August 31, 2000	F-5

Statement of Cash Flows for the period from January 11, 2000 (inception) through August 31, 2000	F-6

Notes to Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

Board of Directors

StarBand Communications Inc.

      We have audited the accompanying balance sheet of StarBand Communications Inc. (the “Company”), a development stage enterprise, as of August 31, 2000 and the related statements of operations, mandatorily redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the period from January 11, 2000 (inception) through August 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StarBand Communications Inc., a development stage enterprise, at August 31, 2000 and the results of its operations and its cash flows for the period from January 11, 2000 (inception) through August 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

McLean, Virginia

October 5, 2000

STARBAND COMMUNICATIONS INC.

(A Development Stage Enterprise)

BALANCE SHEET

		Pro Forma
	August 31, 2000	August 31, 2000

		(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$68,302,815	$68,302,815

Accounts receivable, net of allowance for doubtful accounts of $82,385	1,285,298	1,285,298

Employee advances	31,556	31,556

Inventory	10,327,075	10,327,075

Deferred customer acquisition costs	1,557,680	1,557,680

Prepaid expenses and other	420,105	420,105

Total current assets	81,924,529	81,924,529

Restricted cash and cash equivalents	90,559,295	90,559,295

Property and equipment, net of accumulated depreciation	13,661,359	13,661,359

Other assets, net of accumulated amortization	10,366,647	10,366,647

Total assets	$196,511,830	$196,511,830

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ (DEFICIT) EQUITY

Current liabilities:

Accounts payable	$3,273,282	$3,273,282

Accrued expenses and other liabilities	6,631,205	6,631,205

Deferred revenue	1,671,916	1,671,916

Due to Gilat Satellite Networks, Ltd. and Spacenet, Inc.	36,335,390	36,335,390

Due to Microsoft Corporation	1,250,000	1,250,000

Due to EchoStar	50,000	50,000

Due to Employees	110,934	110,934

Total current liabilities	49,322,727	49,322,727

Term loan, net of unamortized discount	81,088,650	81,088,650

Total liabilities	130,411,377	130,411,377
Commitments and contingencies

Mandatorily redeemable convertible preferred stock:

Series A, A-1, A-2, B, C, and D mandatorily redeemable convertible preferred stock, $.05 par value; 12% cumulative dividends:

Series A; 55 million shares authorized; 49,228,259 actual and 0 pro forma shares issued and outstanding, plus accrued dividends	51,494,108	—

Series A-1; 55 million shares authorized; 49,228,259 actual and 0 pro forma shares issued and outstanding, plus accrued dividends	51,526,477	—

Series A-2; 30 million shares authorized; 24,686,284 actual and 0 pro forma shares issued and outstanding, plus accrued dividends	25,838,761	—

Series B; 150 million shares authorized; 140,111,199 actual and 0 pro forma shares issued and outstanding, plus accrued dividends	14,011,120	—

Series C and D; 10 million shares authorized each; 0 shares issued and outstanding	—	—

Total mandatorily redeemable convertible preferred stock	142,870,466	—

Stockholders’ (deficit) equity:

Common stock; $.05 par value; 110 million shares authorized; 33,879,757 actual and 88,108,650 pro forma shares issued and outstanding	1,693,988	4,405,433

Additional capital	17,462,758	157,621,779

Deferred compensation	(7,951,674)	(7,951,674)

Deficit accumulated during development stage	(87,975,085)	(87,975,085)

Total stockholders’ (deficit) equity	(76,770,013)	66,100,453

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ (deficit) equity	$196,511,830	$196,511,830

See accompanying notes.

STARBAND COMMUNICATIONS INC.

(A Development Stage Enterprise)

STATEMENT OF OPERATIONS

Period from
January 11, 2000
(inception) through
August 31, 2000

Revenues:

Internet access	$3,264

Customer premises equipment and installation	3,681

Total revenues	6,945

Costs and expenses:

Network	4,149,048

Customer premises equipment and installation	22,707,245

Sales and marketing	14,822,427

General and administrative (exclusive of non-cash compensation shown below)	25,862,221

Non-cash compensation	300,601

Depreciation	741,962

Total costs and expenses	68,583,504

Loss from operations	(68,576,559)

Non-operating (expense) income:

Interest expense	(1,564,740)

Interest income	3,292,882

Non-operating income, net	1,728,142

Loss before provision for income taxes	(66,848,417)

Provision for income taxes	—

Net loss	(66,848,417)

Preferred stock dividends and accretion	(15,245,439)

Net loss attributable to common stockholders	$(82,093,856)

Basic and diluted loss per share	$(4.06)

Shares used in the calculation of basic and diluted loss per share	20,232,428

Unaudited pro forma net loss attributable to common stockholders	$(66,848,417)

Unaudited pro forma basic and diluted loss per share	$(1.23)

Shares used in the calculation of unaudited pro forma basic and diluted loss per share	54,456,199

See accompanying notes.

STARBAND COMMUNICATIONS INC.

(A Development Stage Enterprise)

STATEMENT OF MANDATORILY REDEEMABLE CONVERTIBLE

PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

					Deficit
	Common Stock				Accumulated
					During	Total
			Additional	Deferred	Development	Stockholders’
	Shares	Par Value	Capital	Compensation	Stage	Deficit

Issuance of Common Stock to founders on January 11, 2000 (inception)	10	$1	$9	$—	$—	$10

Issuance of Common Stock to Spacenet, Inc. on April 1, 2000	9,999,989	499,999	(499,999)	—	—	—

Issuance of 140,111,199 shares of mandatorily redeemable convertible Preferred Stock to Spacenet, Inc. on April 1, 2000, including accrued dividends of $7,005,560	—	—	(1,124,331)	—	(5,881,229)	(7,005,560)

Issuance of Common Stock at $0.12 per share to EchoStar Communications Corporation on April 11, 2000	6,450,022	322,501	449,240	—	—	771,741

Issuance of 49,228,259 shares of mandatorily redeemable convertible Preferred Stock at $1.00 per share to EchoStar Communications Corporation on April 11, 2000, including accrued dividends of $2,298,218	—	—	—	—	—	—

Issuance of Common Stock at $0.12 per share to ING Furman Selz Investments on April 11, 2000	2,621,960	131,098	182,618	—	—	313,716

Issuance of 24,686,284 shares of mandatorily redeemable convertible Preferred Stock at $1.00 per share to ING Furman Selz Investments on April 11, 2000, including accrued dividends of $1,152,477	—	—	—	—	—	—

Issuance of Common Stock at $0.12 per share to Microsoft G-Holdings, Inc. on April 11, 2000	6,450,022	322,501	449,240	—	—	771,741

Issuance of 49,228,259 shares of mandatorily redeemable convertible Preferred Stock at $1.00 per share to Microsoft G-Holdings, Inc. on April 13, 2000, including accrued dividends of $2,265,849	—	—	—	—	—	—

Issuance of Common Stock at $0.12 per share to other investors on May 3, 2000	8,357,754	417,888	582,112	—	—	1,000,000

Equity issuance costs	—	—	(38,889)	—	—	(38,889)

Issuance of common stock options to employees and non-employee consultants	—	—	7,580,115	(7,580,115)	—	—

Issuance of warrants to non-employee consultants	—	—	672,160	(672,160)	—	—

Amortization of deferred compensation	—	—	—	300,601	—	300,601

Issuance of warrants in connection with the term loan	—	—	9,210,483	—	—	9,210,483

Net loss for the period from January 11, 2000 (inception) to August 31, 2000	—	—	—	—	(66,848,417)	(66,848,417)

Preferred stock dividends and accretion	—	—	—	—	(15,245,439)	(15,245,439)

Balance at August 31, 2000	33,879,757	$1,693,988	$17,462,758	$(7,951,674)	$(87,975,085)	$(76,770,013)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Mandatorily
Redeemable
Convertible
Preferred
Stock

Issuance of Common Stock to founders on January 11, 2000 (inception)	$—

Issuance of Common Stock to Spacenet, Inc. on April 1, 2000	—

Issuance of 140,111,199 shares of mandatorily redeemable convertible Preferred Stock to Spacenet, Inc. on April 1, 2000, including accrued dividends of $7,005,560	14,011,120

Issuance of Common Stock at $0.12 per share to EchoStar Communications Corporation on April 11, 2000	—

Issuance of 49,228,259 shares of mandatorily redeemable convertible Preferred Stock at $1.00 per share to EchoStar Communications Corporation on April 11, 2000, including accrued dividends of $2,298,218	51,526,477

Issuance of Common Stock at $0.12 per share to ING Furman Selz Investments on April 11, 2000	—

Issuance of 24,686,284 shares of mandatorily redeemable convertible Preferred Stock at $1.00 per share to ING Furman Selz Investments on April 11, 2000, including accrued dividends of $1,152,477	25,838,761

Issuance of Common Stock at $0.12 per share to Microsoft G-Holdings, Inc. on April 11, 2000	—

Issuance of 49,228,259 shares of mandatorily redeemable convertible Preferred Stock at $1.00 per share to Microsoft G-Holdings, Inc. on April 13, 2000, including accrued dividends of $2,265,849	51,494,108

Issuance of Common Stock at $0.12 per share to other investors on May 3, 2000	—

Equity issuance costs	—

Issuance of common stock options to employees and non-employee consultants	—

Issuance of warrants to non-employee consultants	—

Amortization of deferred compensation	—

Issuance of warrants in connection with the term loan	—

Net loss for the period from January 11, 2000 (inception) to August 31, 2000	—

Preferred stock dividends and accretion	—

Balance at August 31, 2000	$142,870,466

See accompanying notes.

STARBAND COMMUNICATIONS INC.

(A Development Stage Enterprise)

STATEMENT OF CASH FLOWS

Period from
January 11, 2000
(inception) through
August 31, 2000

Operating activities:

Net loss	$(66,848,417)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of deferred compensation	300,601

Depreciation	741,962

Provision for bad debts	82,385

Interest earned on restricted cash and cash equivalents	(959,295)

Amortization of debt discount and issuance costs	374,413

Changes in operating assets and liabilities:

Accounts receivable	(1,367,683)

Employee advances	(31,556)

Inventory	(10,327,075)

Deferred customer acquisition costs	(1,557,680)

Prepaid expenses and other	(420,105)

Accounts payable	2,696,449

Accrued expenses and other liabilities	6,631,205

Deferred revenue	1,671,916

Due to Gilat Satellite Networks, Ltd. and Spacenet, Inc.	20,695,971

Due to EchoStar	50,000

Due to Employees	110,934

Net cash used in operating activities	(48,155,975)

Investing activities:

Increase in restricted cash and cash equivalents	(89,600,000)

Purchases of property and equipment	(9,541,220)

Net cash used in investing activities	(99,141,220)

Financing activities:

Proceeds from issuance of Common Stock	2,857,208

Proceeds from issuance of Preferred Stock	123,142,802

Proceeds from issuance of term loan, net of debt issuance costs totaling $400,000	89,600,000

Net cash provided by financing activities	215,600,010

Net increase in cash	68,302,815

Cash at beginning of period	—

Cash at end of period	$68,302,815

See accompanying notes.

STARBAND COMMUNICATIONS INC.

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

1.  Organization and Business Activities

  Principal Business

      StarBand Communications Inc. (the “Company” or “StarBand”), formerly known as Gilat-to-Home, Inc., provides two-way, always-on, high-speed Internet access to residential and small office/ home office customers available virtually everywhere in North America via satellite. The StarBand network provides high-capacity, high-speed transmission of data, audio, and video. The Company offers stand-alone Internet access as well as a bundled product with a direct broadcast satellite (“DBS”) subscription television service. The Company is in the development stage and has not commenced full operations at August 31, 2000. The Company believes that it operates in one operating segment.

  Organization and Formation

      The Company, a Delaware corporation located in McLean, Virginia, was founded on January 11, 2000 by Spacenet, Inc. (“Spacenet”), a wholly owned subsidiary of Gilat Satellite Networks (“Gilat”). On February 15, 2000, Microsoft Corporation (“Microsoft”), through its wholly owned subsidiary Microsoft G-Holdings, Inc., entered into certain investment and operating agreements with the Company. On March 30, 2000, EchoStar Communications Corporation (“EchoStar”) entered into certain investment and operating agreements with the Company and ING Furman Selz Investments (“ING”) entered into an investment agreement with the Company. Contemporaneously with the investment agreements, the Company entered into certain supply and operating agreements with Gilat, Spacenet, Microsoft, and EchoStar that provide the Company with access to consumer brand names, proprietary technology, retail distribution and supply channels, as more fully described in Note 3.

      The network and related technology utilized by the Company to provide Internet access service was developed by Gilat, a provider of satellite-based networks. On April 1, 2000, Gilat, through Spacenet, contributed to the Company the exclusive North American rights for its high-speed satellite Internet service for an initial term of five years, for use in the residential and small office/ home office market segments, as well as management, employees and technological expertise, including the operation of corporate satellite networks, in exchange for mandatorily redeemable convertible Series B convertible preferred stock and Common Stock. Pursuant to Staff Accounting Bulletin No. 48, Valuation of Assets Acquired From Promoters and Stockholders, the Company recorded this transfer at Gilat’s historical cost basis of $0.

      The Company provides transmission-only Internet services and second-level help desk services to Microsoft. Microsoft markets an MSN-branded high speed access service through direct customer solicitation, a RadioShack retail distribution network alliance, and other retail organizations. The Company’s satellite based service enables Microsoft to deliver multimedia content and e-commerce services to its subscribers. Microsoft invested $50 million on April 13, 2000 in exchange for mandatorily redeemable convertible Series A Preferred Stock and the Company’s Common Stock, par value $0.05 (the “Common Stock”).

      The Company offers its service on both a stand alone basis and bundled with DISH Network’s DBS service. EchoStar is also an international supplier of digital satellite receivers and a provider of other satellite services. EchoStar invested $50 million on April 11, 2000 in exchange for mandatorily redeemable convertible Series A-1 Preferred Stock and Common Stock.

      ING invested $25 million on April 11, 2000 in exchange for mandatorily redeemable convertible Series A-2 Preferred Stock and Common Stock. In addition, certain other parties affiliated with Gilat invested $1 million on May 3, 2000 in exchange for Common Stock.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Significant Risk and Uncertainties

      The Company is in the development stage during which time it has generated negative cash flows from operations and a net loss. The Company expects negative cash flows from operations and net losses to continue as it builds its subscriber base. The ability to generate positive cash flow from operations in the future is dependent upon many factors, including general economic conditions, the level of market acceptance for the Company’s services, and the degree of competition encountered by the Company. Additional funding may be required to develop operations; however, there can be no assurance when or if future operations of the Company will be successful or that further financing will be available with terms acceptable to the Company, or at all.

2.  Summary of Significant Accounting Policies

  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents except for restricted cash and cash equivalents,

  Inventory

      Inventory primarily consists of uninstalled customer premises equipment (“CPE”), including personal computers, satellite modem cards, and dish antenna units and is stated at the lower of cost or market value. Substantially all of the Company’s inventory represents finished goods. Cost is determined using the moving weighted-average cost method.

  Restricted Cash and Cash Equivalents

      A lending institution holds restricted cash and cash equivalents in connection with the $90 million term loan, as more fully described in Note 7. The funds are available to the Company pursuant to specific approval by the lenders’ agent after the Company has exhausted all equity funds raised.

  Property and Equipment

      Property and equipment includes computers and electronic equipment, office furniture and equipment, and leasehold improvements and are stated at historical cost. The costs of additions and leasehold improvements are capitalized, while maintenance and repairs are expensed as incurred. Property and equipment are depreciated using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset.

  Internal Use Software

      The Company follows the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”) that requires the capitalization and amortization of certain costs incurred in connection with developing or obtaining internal use software.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company capitalized approximately $4.1 million related to internal use software that is being amortized over three years. Accumulated amortization was approximately $0.4 million at August 31, 2000.

  Impairment of Long Lived Assets

      The Company assesses the impairment of long-lived assets, including intangible assets, in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of (“SFAS No. 121”). SFAS No. 121 requires impairment losses to be recognized for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets’ carrying amounts. Intangibles are also evaluated for recoverability by estimating the projected undiscounted cash flows, excluding interest, of the related business activities. The impairment loss of these assets is measured by comparing the carrying amount of the asset to its fair value less disposal costs with any excess of carrying value over fair value written off. Fair value is based on market prices where available, an estimate of market value, or various valuation techniques including discounted cash flow.

  Financial Instruments

      The carrying value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, restricted cash and cash equivalents, accounts payable, accrued expenses and other liabilities, and term loan approximate fair value. Management estimates that the carrying value of the Company’s Series A, Series A-1, Series A-2, and Series B mandatorily redeemable convertible Preferred Stock approximates fair value at August 31, 2000.

  Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash and cash equivalents. The Company deposits its cash and cash equivalents and restricted cash and cash equivalents with high credit quality financial institutions.

  Revenue and Expense Recognition

      The Company’s revenues are derived from fees from customers for Internet access and the related sale and installation of CPE necessary to provide such access. These services are primarily distributed through joint marketing agreements with Microsoft through its MSN Internet portal and independent retail distribution network, EchoStar through its direct broadcast satellite and independent dealer networks, and, to a lesser extent, through internally generated customers. Substantially all customers execute subscription agreements with either the Company or Microsoft specifying the term of the agreement, fees payable, if any, for monthly Internet access, CPE necessary to receive the Internet access service, and installation services. Revenue derived from services offered to subscribers through the MSN network are billed to and collected from Microsoft. The Company does not have direct billing responsibilities or collection risk for each subscriber serviced through the MSN network. The Company does have billing responsibilities and collection risk related to each subscriber executing a subscription agreement through the EchoStar network or internally generated customer.

      The Company considers the sale and installation of CPE and the Internet access to be a multi-element, single arrangement with the subscriber. Total revenue from the arrangement is recognized as earned on a straight-line basis over the service period that is defined as the lesser of the contractual term of the subscription agreement or expected life of the subscriber. The Company normally commences the recognition of revenue upon activation of the Internet access. Accordingly, revenue and costs of CPE sold

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

are deferred until customer service agreements are entered into and the CPE is installed and access is provided and is then recognized over the service period as defined above. Certain service agreements include clauses whereby the subscriber has the right to cancel the service without substantial penalty during the initial service period. Revenue attributable to service agreements containing cancellation clauses is deferred and recognized on a straight-line basis over the service period remaining subsequent to risk free cancellation period.

      The costs of the CPE and installation are generally capitalized and recognized as cost of sales on a straight-line basis over the service period. However, through August 31, 2000, such costs have been expensed to the extent they exceed deferred access revenue because realization of future cash flows in amounts sufficient to ensure recoverability of such costs is not assured. During the development stage, the Company ran a pilot program in which a significant number of subscribers received CPE at no charge.

      Other subscriber acquisition costs, which consist principally of commissions payable to the Company’s distribution channels, are expensed as incurred.

  Sources of Supplies

      The Company currently leases transponder space from two third-party suppliers. These contracts generally provide the Company with non-preemptible transponder service; however, they may not provide for alternative service in the event of an anomaly or failure. Management believes alternative satellite capacity can be found if such events occur. The Company also relies on Gilat and Spacenet for a majority of the technology necessary to operate the network, including certain CPE as well as research and development activities, as more fully described in Note 3. Any disruption of these services could have a material adverse effect on the Company’s operating results.

  Significant Customers and Suppliers

      Substantially all inventory was purchased from its three largest suppliers, including Gilat, during the period from January 11, 2000 (inception) through August 31, 2000.

  Advertising Costs

      All advertising and promotion costs are expensed as incurred. The Company considers all direct mail, telephone, print, video, audio, and similar costs associated with solicitation of new subscribers and brand awareness as advertising costs. The Company expensed approximately $14.8 million as advertising and promotion costs during the period from January 11, 2000 (inception) through August 31, 2000.

  Research and Development Costs

      Research and development costs are expensed as incurred. Research and development costs were approximately $1.7 million during the period from January 11, 2000 (inception) through August 31, 2000.

  Stock Based Compensation

      In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). SFAS No. 123 allows companies to account for stock-based compensation under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Board Opinion No. 25 (“APB No. 25”), but requires pro forma disclosures in the footnotes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company accounts for its stock-based compensation in accordance with APB No. 25.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Basic and Diluted Loss per Share

      Basic and diluted loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Convertible preferred stock, stock options, warrants, and other potentially dilutive securities have been excluded from the calculation of diluted loss per share for all periods the Company reports a net loss since their effect is anti-dilutive.

      The weighted average number of shares of common stock used in the calculation of pro forma basic and diluted loss per share assumes the mandatorily redeemable convertible preferred stock plus accrued dividends were converted to common stock on the actual issuance date of the related preferred stock. Mandatorily redeemable Series C and D Preferred Stock are not included in the pro forma basic and diluted weighted average number of shares because its issuance and conversion to common stock is not dependent upon an initial public offering.

  Statement of Cash Flows

      Non-cash investing and financing activities and supplemental cash flow information includes the acquisition of property and equipment financed by accounts payable and due to Gilat of approximately $4.9 million and the issuance of mandatorily redeemable convertible Series B Preferred Stock and Common Stock to Spacenet in exchange for intellectual property rights and non-compete agreements, as more fully described in Note 3. The Company also issued warrants in connection with the term loan, as more fully described in Notes 7 and 9. In addition, the Company recognized 12% cumulative dividends and accretion attributable to its convertible Series A, A-1, A-2, and B Preferred Stock.

  Recent Pronouncements

      In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB No. 101”). SAB No. 101 is effective in the fiscal quarter commencing October 1, 2000 and provides clarification with regard to existing authoritative guidance with regard to the manner and timing under which revenue is recognized. The Company elected to adopt the guidance provided by SAB No. 101 effective with its commencement of operations. Future interpretations of SAB No. 101 will be evaluated upon issuance and are not expected to have a material effect on future operations.

      On March 16, 2000, the Emerging Issues Task Force issued EITF 99-19, Recording Revenue Gross as a Principal versus Net as an Agent. The EITF discusses various indicators that a company would use in determining whether to record revenue on a gross versus net basis. The Company considered these indicators in developing its revenue recognition policies.

      SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company believes the adoption of SFAS No. 133 will not have a material effect on the financial statements.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.  Related Party Transactions

  Broadband Access Services Supply Agreement

      The Company entered into a Broadband Access Services Supply Agreement (“Supply Agreement”) with Gilat, Spacenet, and Microsoft on February 15, 2000 whereby the Company will provide broadband access via satellite to and from the Microsoft MSN Portal and the Internet for use by Microsoft customers in North America with a term of four years. The agreement renews automatically for additional one-year terms unless terminated by either the Company or MSN. The agreement requires the Company to achieve five milestones during the initial term relating primarily to the Company fulfilling production levels for StarBand modems, achieving minimum levels of MSN subscribers and other technical matters set forth in the agreement. MSN’s commitment to the agreement is contingent upon the Company meeting these milestones. To date, the Company has not completed any of the milestones set forth in this agreement. Upon completion of the milestones, MSN will purchase StarBand modem-based systems in predetermined quantities and at predetermined prices for use as part of a high-speed Internet access offering by MSN. The Company will supply MSN with StarBand modems in accordance with a specified production schedule. MSN will provide a subsidy for a portion of the cost of the customer premises equipment for MSN subscribers. Pursuant to this agreement, the Company agreed to pay MSN a one time fee of $1.25 million to offset a portion of MSN’s subscriber acquisition costs. Such amount was accrued at August 31, 2000 and will reduce revenues as MSN provides the CPE subsidies.

      The agreement also sets the monthly per subscriber fee the Company will collect from MSN, and the minimum monthly fees that MSN will collect from its subscribers. The Company also granted MSN most favored customer status and agreed, for a limited time, to refrain from providing its service to a number of Internet service providers.

      In March 2000, Gilat entered into a performance guarantee agreement pursuant to which Gilat unconditionally and irrevocably guaranteed to MSN the Company’s compliance with various material obligations under the Supply Agreement and related operative agreements.

      The parties have also agreed to certain non-compete arrangements for specific periods of time limiting the counter-parties ability to enter into similar arrangements with each other competitors. Microsoft will also provide marketing to its current customers with no reimbursements from the Company pursuant to the Supply Agreement.

      The Company made no payments to and received no payments from Microsoft attributable to the Supply Agreement during the period from January 11, 2000 (inception) through August 31, 2000.

  Gilat Supply Agreements

      The Company entered into a five year supply agreement with Gilat, Spacenet, and Microsoft on February 15, 2000 (“Gilat Supply Agreement”). The Gilat Supply Agreement sets forth the commercial terms under which the Company offers StarBand service outside the Company’s arrangement with MSN, and the terms under which Gilat and Spacenet provide the Company with licenses, intellectual property and satellite capacity on the GE Americom GE4 satellite for that purpose. In addition, Spacenet and Gilat have agreed not to offer services that compete with the Company’s service to residential and small office/home office customers throughout North America.

      Pursuant to this agreement, the Company assumed Spacenet’s monthly payment obligations for the GE4 satellite capacity and accrued $7.2 million due to Spacenet as reimbursement for a $7.2 million payment made by Spacenet to reserve the GE4 satellite capacity.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In addition, Gilat and Spacenet are required to provide certain services, network equipment and hubs, and CPE at fixed prices through the term of the Gilat Supply Agreement. Gilat is also required to provide all additional research and development necessary to create the next generation of CPE units. The terms of these commitments will be covered by the Master Supply and Services Agreement discussed below. In addition, Gilat provided certain performance guarantees to Microsoft and EchoStar. This agreement terminates upon termination of the Supply Agreement.

  Telecommunication Services Agreement

      The Company entered into a one-year telecommunications services agreement with Spacenet dated February 15, 2000, which is renewable for up to four years at the option of Microsoft. MSN is the third-party beneficiary of this agreement. Under this agreement, Spacenet provides and operates telecommunications facilities and services, including access to Spacenet’s transmission and switching facilities, which the Company needs to fulfill its obligations to MSN. The Company is obligated to reimburse Spacenet for actual direct costs, including employee costs, without mark-up or profit pursuant to the Services Agreement. In exchange for these technologies, and certain other rights, the Company issued 9,999,989 shares of its common stock and 140,111,199 shares of its Series B convertible preferred stock to Spacenet.

      The Company incurred approximately $95.0 million of reimbursable expenses and capital expenditures attributable to the Gilat Supply Agreements and the Telecommunications Services Agreement and paid approximately $20.0 million to Gilat and $38.7 million to Spacenet attributable to operations pursuant to these Agreements during the period from January 11, 2000 (inception) through August 31, 2000. The Company has accrued the remaining $36.3 million as due to Gilat and Spacenet at August 31, 2000.

  Master Supply and Services Agreement

      The Company expects to enter into a four-year master supply and services agreement with Gilat and Spacenet that will replace the existing Gilat Supply Agreements. This agreement will automatically renew for two-year periods unless terminated by any party. Pricing terms, however, will be renegotiated every two years. Under this agreement, Gilat and Spacenet will provide the Company with the equipment, software and services needed in its business, including: customer premises equipment, network operations equipment, software necessary for the network to operate, and the multicast system; and consulting and administrative services, including information technology, marketing, financial, and legal services for a transition period until the Company establishes its own systems and processes. The Company expects the total cost to be approximately $2.1 million per calendar quarter, which the Company believes approximates the fair value for such services.

      Gilat will also provide research and development support in connection with hardware, equipment and software maintenance that arises out of this agreement. During the first two years of the agreement, the Company will pay Gilat $1.0 million per calendar quarter to assist with basic ongoing research and development expenses which the Company believes approximates fair value for such services. Beginning in 2001, the Company will share with Gilat product development costs focused exclusively on reducing the cost to manufacture the next-generation StarBand modem.

      The Company will purchase most of the equipment and services necessary for its business exclusively from Gilat and Spacenet, who have granted the Company an exclusive license to use the technology required to provide the service to customers in the United States and Canada. The Company will pay Gilat various one-time fees in connection with its assistance in the preparation of our business plan, product plan, and training program which is expected to be on a cost reimbursement basis.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Spacenet granted the Company a sublicense to use its enterprise resource planning system and the software for the Company to perform back-office functions. In the future, the Company will provide Spacenet with equipment and services that Spacenet may then re-sell to various enterprise and small office/home office non-residential customers, subject to Spacenet’s recognition of the Company’s exclusive marketing rights and compliance with the Company’s guidelines.

  Memorandum of Agreement

      The Company, Gilat and EchoStar entered into a memorandum of agreement on February 22, 2000 setting forth the terms under which the Company will jointly market its high-speed Internet access service with EchoStar’s DISH DBS television service. The agreement with EchoStar expires on March 31, 2001. EchoStar will market the Company’s service directly to their customers and through their DISH retailers. In exchange, the Company agreed to market DISH’s satellite television programming service together with its high-speed Internet access service. EchoStar has made no commitments and is subject to no penalties if it ceases to sell the Company’s services. EchoStar and Gilat are also currently conducting research and development of a product to provide the Company’s Internet service through a TV-centric platform in the future.

      Under the terms of this memorandum of agreement, the Company will pay EchoStar activation fees and residual commissions for each StarBand subscriber the Company acquires through the DISH retail sales channel. The Company will provide all customer premises equipment and EchoStar will provide the initial point of contact for service calls. DISH Network Service Corporation, an EchoStar affiliate, will install the equipment and EchoStar will split any associated costs of such installation with the Company. The Company will pay incentive fees to EchoStar’s independent installers and DISH retailers who sell its equipment. The Company will also market EchoStar’s DISH direct broadcast satellite television services to StarBand subscribers not acquired through EchoStar for which EchoStar will pay the Company commissions. This memorandum of agreement contains provisions which restrict the Company and EchoStar from entering into co-marketing relationships with competitors of each other for a limited time.

      The Company shipped approximately $1 million of CPE to EchoStar pursuant to this memorandum of agreement during the period from January 11, 2000 (inception) through August 31, 2000. The Company had a net receivable of approximately $1 million from EchoStar at August 31, 2000.

4.  Accounts Receivable

      The Company’s accounts receivable consist of amounts due from subscribers and its distribution alliance partners attributable to CPE, installations, and monthly access fees as follows:

August 31, 2000

Due from EchoStar — CPE	$1,028,439

Other CPE	154,871

Installation services	59,373

Other	125,000

1,367,683

Allowance for doubtful accounts	(82,385)

Total	$1,285,298

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company provides an allowance for accounts receivable amounts deemed uncollectible as determined by management. Activity in the allowance for doubtful accounts was as follows:

Period from
January 11, 2000
(inception) through
August 31, 2000

Beginning balance	$—

Charge-offs	—

Provision for bad debts	82,385

Ending balance	$82,385

5.  Property and Equipment

      Property and equipment consist of the following:

August 31, 2000

Computers and electronic equipment	$1,041,548

Machinery and equipment	5,380,767

Furniture, fixtures, and office equipment	648,072

Software	4,121,740

Leasehold improvements	3,211,194

14,403,321

Less: accumulated depreciation	(741,962)

Net property and equipment	$13,661,359

      Repairs and maintenance costs were approximately $66,288 during the period from January 11, 2000 (inception) to August 31, 2000.

6.  Other Assets

      Other assets include a lease reservation fee of $7.2 million, CPE subsidies advanced to Microsoft of $1.25 million, and debt issuance costs aggregating $1,991,934 less accumulated amortization of $75,287 at August 31, 2000. Lease reservation fees for satellite transponder capacity are amortized on a straight-line basis over the shorter of the life of the lease or upon forfeiture of transponder space. The CPE subsidies advanced to Microsoft will be amortized on a dollar for dollar basis as the subsidies are paid to the Company from Microsoft for such equipment. The debt issuance costs are amortized over the period of the term loan as an additional component of interest expense using the effective interest method.

7.  Term Loan

      The Company entered into a senior debt facility on June 26, 2000 with Bank Leumi USA, as agent and lender, under which Bank Leumi USA made a term loan to us in principal amount of $90 million. The senior debt facility was amended on September 8, 2000, when the First International Bank of Israel and the Israel Discount Bank Ltd. joined the agreement as additional lenders and provided loans of $30 million each, bringing the total amount of financing to $150 million. All outstanding amounts are currently held in interest-bearing accounts. All proceeds raised in the Company’s equity placements with Microsoft, EchoStar, ING Furman Selz Investments and the other investors must be expanded to fund our business operations prior to the proceeds from the senior debt facility being available to the Company to

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

fund operations or capital expenditures. The initial minimum draw of term loan proceeds is $5 million and $1 million increments in excess thereof. The Company has also entered into ancillary security agreements with the lenders to provide them with collateral for the loan. Under the security agreements, the Company has granted to Bank Leumi USA, as agent for the lenders, a security interest in substantially all of its assets, except for its contractual rights to receive capacity and other services under its transponder lease agreements. The term loan will become due and payable on June 26, 2003, with interest payable quarterly in arrears. As of August 31, 2000, the entire loan amount of $90 million was bearing interest at LIBOR plus 0.75% (7.5625% at August 31, 2000). The interest rate will rise to LIBOR plus 1.5% after June 26, 2002. Subject to certain conditions, the Company is permitted to convert the LIBOR loan to a base rate loan, which would bear interest at the higher of the prime rate and the Federal Funds Rate plus 0.5% (10.0% at August 31, 2000). The Company may prepay the term loan, in whole or in part, without premium or penalty after June 26, 2001. In the event the Company receives an aggregate amount of proceeds in excess of $50 million in a public offering of capital stock or at least $10 million in insurance proceeds or from the sale of any asset, the Company is required to prepay the term loan.

      In connection with the term loan, the Company also issued each of the lenders warrants to purchase its Series C convertible preferred stock and a right to acquire Series D convertible preferred stock in exchange for $10 million of the principal amount of the loan. This right to acquire Series D preferred stock expired on September 9, 2000. If the Series C convertible preferred shares were converted into common stock prior to June 26, 2002, the lenders would own in the aggregate approximately 2% of the Company’s fully diluted common stock. If the Series C convertible preferred shares were converted into common stock after August 7, 2002, the lenders would own in the aggregate approximately 2.25% of the Company’s fully diluted common stock. The Series C convertible preferred stock warrants were estimated to have a fair value of $9.2 million and was recorded as an original issuance debt discount and is being amortized over the period of the term loan as a component of interest expense. As of August 31, 2000, if the Series C convertible preferred stock was converted into common stock, the lenders would own, in the aggregate, approximately 1,873,477 shares.

      As a condition of the term loan, the Company is required to provide financial reports and other information to the lenders and maintain insurance, and is not permitted to incur additional bank loans and certain other types of indebtedness. The Company is also not permitted to exceed stated limits on aggregate capital expenditures without the prior written consent of the lenders.

      Events of default include non-payment, breach of obligation, misrepresentation, invalidity or illegality of documents, insolvency or insolvency proceedings, change of control, and breach or termination of material contracts.

      The Company’s Series C and D convertible preferred stock is more fully described in Note 9.

8.  Income Taxes

      The Company accounts for taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The difference between amounts computed by applying the statutory federal income tax rates to the net loss and total income tax benefit were as follows:

Period from
January 11, 2000
(inception) through
August 31, 2000

Federal tax benefit at statutory rates	$(23,396,946)

State income taxes, net of federal benefit	(2,607,088)

Change in valuation allowance	26,004,034

$—

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts for income tax purposes. The significant components of the deferred tax asset is as follows:

August 31, 2000

Net operating loss carryforwards	$26,004,034

Less valuation allowance	(26,004,034)

Net deferred tax assets	$—

      The Company had net operating losses of approximately $66.8 million at August 31, 2000. The timing and manner in which the operating loss carryforward may be utilized by the Company will be limited to the Company’s ability to generate future taxable income. Current net operating loss carryforwards will begin expiring in 2021. As the Company has not generated earnings and no assurance can be made of future earnings needed to utilize these net operating losses, a valuation allowance in the amount of the deferred tax asset has been recorded.

      The Company paid no income taxes during the period from January 11, 2000 (inception) through August 31, 2000.

9.  Preferred Stock

      On April 1, 2000, the Company issued 140,111,199 shares of its mandatorily redeemable convertible Series B Preferred Stock (“Series B Preferred”) to Spacenet in exchange for certain assets, intellectual property rights and licenses. Pursuant to Staff Accounting Bulletin No. 48, Valuation of Assets Acquired From Promoters and Shareholders, the Company recorded the transfer at Gilat’s historical cost basis of $0. The Series B Preferred is convertible into common shares at 5:1 at the election of the holder and automatically converts upon consummation of an initial public offering. The Series B Preferred has no voting rights other than matters subject to shareholder votes that would dilute or reduce the rights or privileges of the Series B Preferred. Dividends accrue at 12% per annum on a cumulative basis and are payable in additional shares of Series B Preferred. In addition, the holder of the Series B Preferred has liquidation preferences in the event of a dissolution or similar termination of the Company equal to $1.00 per share of Series B Preferred plus any accrued and unpaid dividends. The Series B Preferred holder has the right to require the Company to repurchase such shares if an Event of Default, as defined, occurs and is continuing subsequent to notice of such default. This mandatory redemption right is payable in cash, at $1.00 per share of Series B Preferred plus any accrued and unpaid dividends and expires upon consummation of an initial public offering of the Company’s common stock with gross proceeds to the

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company of at least $40 million. As of August 31, 2000, the redemption value of the Series B Preferred was approximately $147 million.

      On April 13, 2000, the Company sold 49,228,259 shares of its mandatorily redeemable convertible Series A Preferred Stock (“Series A Preferred”) to Microsoft and affiliates for $1.00 per share. The Series A Preferred is convertible into common shares at 5:1 at the election of the holder and automatically converts upon consummation of an initial public offering. The Series A Preferred has no voting rights other than matters subject to shareholder votes that would dilute or reduce the rights or privileges of the Series A Preferred. Dividends accrue at 12% per annum on a cumulative basis and are payable in additional shares of Series A Preferred. In addition, holder of the Series A Preferred has a liquidation preference in the event of a dissolution or similar termination of the Company equal to $1.00 per share of Series A Preferred plus any accrued and unpaid dividends. The Series A Preferred holder has the right to require the Company to repurchase such shares if an Event of Default, as defined, occurs and is continuing subsequent to notice of such default. This mandatory redemption right is payable in cash, at $1.00 per share of Series A Preferred plus any accrued and unpaid dividends and expires upon consummation of an initial public offering of the Company’s common stock with gross proceeds to the Company of at least $40 million. In the event the Series A Preferred holder receives a valuation of the Company equal to or in excess of $2 billion by a nationally recognized investment bank, the holder has the right to require the Company to repurchase 100% of the Series A Preferred and any common stock held at its fully diluted pro rata portion of such valuation. This valuation put expires upon consummation of an initial public offering of the Company’s common stock with gross proceeds to the Company of at least $40 million. In the event the Company has not consummated an initial public offering of its common stock prior to February 1, 2003, the Series A Preferred holder has the right to require the Company to repurchase 50% of the Series A Preferred and any common stock held on such date, 35% of the Series A Preferred and Common Stock held 12 months thereafter, and 15% of the Series A Preferred and common stock held on February 1, 2005 at an independently appraised fair value of the shares on such date as determined by a nationally recognized investment bank. In addition, upon breach by the Company, Spacenet, or Gilat under the Supply Agreement, Gilat Supply Agreement, or the Services Agreement, the holder has the right to require the Company to repurchase 100% of the Series A Preferred and any Common Stock held at fair market value based on the closing market price of such securities or independent appraisal by a nationally recognized investment bank. In August 2000, the Company, Microsoft and Spacenet entered into an agreement whereby these redemption obligations were assigned from the Company to Spacenet and Spacenet accepted such assignment. As the Articles of Incorporation related to the Series A Preferred contain redemption obligations if an Event of Default occurs, the Series A Preferred is classified with the mandatorily redeemable convertible preferred stock. The redemption value of the Series A Preferred is approximately $51.5 million at August 31, 2000.

      On April 11, 2000, the Company sold 49,228,259 shares of its mandatorily redeemable convertible Series A-1 Preferred Stock (“Series A-1 Preferred”) to EchoStar for $1.00 per share. The Series A-1 Preferred is convertible into common shares at 5:1 at the election of the holder and automatically converts upon consummation of an initial public offering. The Series A-1 Preferred has no voting rights other than matters subject to shareholder votes that would dilute or reduce the rights or privileges of the Series A-1 Preferred. Dividends accrue at 12% per annum on a cumulative basis and are payable in additional shares of Series A-1 Preferred. In addition, holder of the Series A-1 Preferred has a liquidation preference in the event of a dissolution or similar termination of the Company equal to $1.00 per share of Series A-1 Preferred plus any accrued and unpaid dividends. The Series A-1 Preferred holder has the right to require the Company to repurchase such shares if an Event of Default, as defined, occurs and is continuing subsequent to notice of such default. This mandatory redemption right is to be settled, in cash, at $1.00 per share of Series A-1 Preferred plus any accrued and unpaid dividends and expires upon consummation

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

of an initial public offering of the Company’s common stock with gross proceeds to the Company of at least $40 million. The redemption value of the Series A-1 Preferred is approximately $51.5 million at August 31, 2000.

      On April 11, 2000, the Company sold 24,686,284 shares of its mandatorily redeemable convertible Series A-2 Preferred Stock (“Series A-2 Preferred”) to ING for $1.00 per share. The Series A-2 Preferred is convertible into common shares at 6.15:1 at the election of the holder and automatically converts upon consummation of an initial public offering. The Series A-2 Preferred has no voting rights other than matters subject to shareholder votes that would dilute or reduce the rights or privileges of the Series A-2 Preferred. Dividends accrue at 12% per annum on a cumulative basis and are payable in additional shares of Series A-2 Preferred. In addition, holders of the Series A-2 Preferred have liquidation preferences in the event of a dissolution or similar termination of the Company equal to $1.00 per share of Series A-2 Preferred plus any accrued and unpaid dividends. The Series A-2 Preferred holders have the right to require the Company to repurchase such shares if an Event of Default, as defined, occurs and is continuing subsequent to notice of such default. This mandatory redemption right is to be settled, in cash, at $1.00 per share of Series A-2 Preferred plus any accrued and unpaid dividends and expires upon consummation of an initial public offering of the Company’s common stock with gross proceeds to the Company of at least $40 million. The redemption value of the Series A-1 Preferred is approximately $25.8 million at August 31, 2000.

      On June 26, 2000, in connection with the $90 million term loan, the Company issued warrants to purchase mandatorily redeemable convertible Series C Preferred Stock (“Series C Preferred”) at an aggregate price of $4.7 million. If the initial measurement date (defined as the earlier of (1) the date of an initial public offering whereby the Company receives at least $40 million or (2) June 26, 2002) occurs prior to June 26, 2002, the number of warrants issued is sufficient to represent a 1.20% interest in the Company, assuming full dilution. If the initial measurement date occurs after June 26, 2002, the number of warrants issued is sufficient to represent a 1.35% interest in the Company, assuming full dilution. In connection with the term loan, the Company issued the lenders the right to acquire Series D convertible preferred stock (“Series D Preferred”) in exchange for $10 million of principal amount of the term loan. This right expired on September 9, 2000. If the right was exercised and the Series D Preferred was converted into common stock, the Company would have been required to issue 1,910,947 shares of common stock as of August 31, 2000. The Series D Preferred has terms substantially identical to the Series C Preferred.

      On August 7, 2000, in connection with the $60 million term loan, the Company issued warrants to purchase Series C Preferred Stock at an aggregate price of $2.3 million. If the initial measurement date (defined as the earlier of (1) the date of an initial public offering whereby the Company receives at least $40 million or (2) August 7, 2002) occurs prior to August 7, 2002, the number of warrants issued is sufficient to represent a 0.80% interest in the Company, assuming full dilution. If the initial measurement date occurs after August 7, 2002, the number of warrants issued is sufficient to represent a 0.90% interest in the Company, assuming full dilution.

      The Series C and D Preferred Stock is convertible into common shares at 6.15:1 at the election of the holder and automatically converts upon consummation of an initial public offering or exercise if after an initial public offering. The Series C and D have no voting rights other than matters subject to shareholder votes that would dilute or reduce the rights or privileges of the Series C and D Preferred. Dividends accrue at 12% per annum on a cumulative basis and are payable in additional shares of Series C and D Preferred. In addition, holders of the Series C and D Preferred have liquidation preferences in the event of a dissolution or termination of the Company equal to $1.00 per share of Series C and D Preferred plus any accrued and unpaid dividends. The Series C and D Preferred holders have the right to require the

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company to repurchase such shares if an Event of Default, as defined, occurs and is continuing subsequent to notice of such default. This mandatory redemption right is to be settled, in cash, at $1.00 per share of Series C and D Preferred plus any accrued and unpaid dividends and expires upon consummation of an initial public offering and August 7, 2005, respectively. The warrants issued in connection with the $90 million term loan must be exercised on the earlier of twenty days after an initial public offering or June 26, 2005. The warrants issued in connection with the $60 million term loan must be exercised on the earlier of twenty days after an initial public offering or August 7, 2005. The fair value of the warrants was recognized as a reduction in the face value of the term loan based on the appraised fair value of approximately $9.2 million.

      The Series A, A-1, A-2, C and D Preferred rank equal with respect to dividends and the liquidation preference and are senior to all other equity securities issued by the Company. The Series B Preferred is junior to the Series A, A-1, and A-2 Preferred but senior to all other equity securities issued by the Company. So long as the Series A, A-1, A-2, B, C and D Preferred are outstanding, no dividends may be declared or paid on junior securities and no junior securities may be redeemed, purchased, or otherwise acquired by the Company.

      There were 54,228,893 shares of the Company’s common stock issuable to the holders of the Series A, A-1, A-2, and B Preferred assuming conversion of all outstanding preferred shares including conversion of accrued dividends of 2,501,320 shares at August 31, 2000. In addition, 1,873,477 and 1,910,947 shares of the Company’s Common Stock are issuable to the holders of the Series C and D Preferred, respectively, assuming the warrants or rights were fully exercised prior to the initial measurement date and the resulting Series C and D Preferred shares were fully converted to Common Stock.

      Preferred stock dividends and accretion amounting to $15,245,439 at August 31, 2000 includes accrued dividends of $12,722,104 and accretion to the liquidation value for allocated equity issuance costs of $2,523,335.

10.  Stockholders’ Equity

  Common Stock

      In connection with the organization and initial capitalization, the Company issued 10 shares of Common Stock to its founder, Spacenet, on January 11, 2000 for $1.00 per share and, except for the additional shares issued to Spacenet, the following shares of common stock at $0.12 per share:

Date	Name	Shares

January 11, 2000	Spacenet, Inc	10

April 1, 2000	Spacenet, Inc	9,999,989

April 11, 2000	EchoStar Communications Corporation	6,450,022

April 11, 2000	ING Furman Selz Investments and affiliates	2,621,960

April 13, 2000	Microsoft Corporation and affiliates	6,450,022

May 3, 2000	Various investors	8,357,754

      On April 1, 2000 the Company issued 9,999,989 shares of Common Stock to Spacenet in exchange for the exclusive North American rights for Spacenet and Gilat’s high-speed satellite internet service for an initial term of five years for use in residential and small office/ home office market segment as well as management, employees, and technical expertise, and certain assets pursuant to the Services Agreement as discussed in Notes 1 and 3. Pursuant to Staff Accounting Bulletin No. 48, Valuation of Assets Acquired

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

From Promoters and Shareholders, the Company recorded the transfer at Spacenet’s historical cost basis of $0.

      The Common Stock issued to Spacenet and Microsoft may receive an annual dividend of $0.12 per share if the Company issues any equity security other than the Series A, A-1, A-2, and B Preferred with dividend rights.

      The Company has 110 million common shares authorized. As of August 31, 2000, excluding 15 million shares of common stock to be made available for the Company’s stock option plan on January 1, 2001, the Company had 33.9 million shares of common stock issued and outstanding and reserved 58.1 million shares of common stock for issuance in connection with dividends and conversions of Series A, A-1, A-2, B, C and D convertible preferred stock and 8 million shares for stock options and warrants.

  Common Stock Warrants

      The Company issued warrants to purchase approximately 116,000 shares of the Company’s Common Stock with an exercise price of $2.50 per share to certain third parties during the period from January 11, 2000 (inception) through August 31, 2000. These warrants generally vest over a four year period with the initial vesting occurring on the first anniversary of the grant date and on a quarterly basis thereafter. The Company accounts for such warrants pursuant to the provisions of SFAS No. 123 and recognizes related compensation expense ratably over the vesting period, as re-measured on each balance sheet date. The Company recorded non-cash deferred compensation aggregating $672,160 based on the fair value of such stock options at August 31, 2000 using a Black-Scholes option valuation model, which is being amortized on a straight line basis over the related vesting periods. There were no warrants exercisable at August 31, 2000.

  Common Stock Options

      Options to purchase the Company’s Common Stock under its stock option plan have been granted to employees, directors and consultants of the Company, generally, at fair market value at the date of grant. The options generally become exercisable over periods of up to 4 years and expire 10 years from the date of grant. There are 23 million shares of common stock available for issuance pursuant to the stock option plan of which approximately 15 million shares become available for grant on January 1, 2001.

      The Company determines the fair value of its common stock used in its accounting for stock option grants based on both arms length equity transactions and independent valuations obtained during the period from January 11, 2000 (inception) to August 31, 2000.

      Certain employees qualify as common law employees as defined in FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB Opinion No. 25 (“FIN No. 44”). Stock options issued to these employees are accounted for under APB 25. Certain stock options were granted to employees with an exercise price below the deemed fair value of the Company’s Common Stock on the measurement date. The Company has recorded non-cash deferred compensation, based on the intrinsic value of such options aggregating $6,923,435, which is being amortized on a straight-line basis over the related vesting periods.

      The Company granted 471,000 stock options to with an exercise price of $2.50 per share certain leased-employees who continue to vest in stock options they received from Gilat for services performed for Gilat prior to their employment with the Company. The stock options granted to these employees are accounted for under SFAS No. 123 in accordance FIN No. 44. The Company recorded non-cash deferred compensation aggregating $656,680 based on the fair value of such stock options at the measurement date

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

using a Black-Scholes option valuation model, which is being amortized on a straight line basis over the related vesting periods.

      Option activity is as follows:

		Weighted-
		Average Exercise
	Shares	Price

Outstanding at January 11, 2000 (inception)	—	$—

Granted:

May 2000	3,545,220	2.50

June 2000	173,000	2.50

July 2000	90,000	2.50

August 2000	1,646,500	2.50

Total granted	5,454,720

Exercised	—	—

Cancelled	5,500	—

Outstanding at August 31, 2000	5,449,220	2.50

      Information about stock options outstanding at August 31, 2000 is as follows:

		Weighted-	Weighted
Range of		Average	Average		Weighted-
Exercise		Remaining	Exercise	Options	Average
Prices	Options Outstanding	Contractual Life	Price	Exercisable	Exercise Price

2.50	5,449,220	3.6 years	2.50	—	2.50

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of the pro forma disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting period.

      The Company’s net loss attributable to common shareholders would have been approximately $82.7 million, or $(4.09) per share, during the period from January 11, 2000 (inception) to August 31, 2000 had compensation expense for the Company’s stock option plans been determined based upon the fair value at the grant dates for awards under the plans consistent with the methodology prescribed under SFAS No. 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: volatility of 75%; dividend yield of 0%; risk-free interest rate of 6.0%; and expected life of the option term of 4 years. The effect of applying SFAS No. 123 on the net loss is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, (1) the vesting period of the stock options and (2) the fair value of additional stock options in future years.

      Gilat issued stock options related to its common stock to certain StarBand executives. These stock options are being accounted for under EITF Issue No. 00-12 “Accounting by an Investor for Stock Based Compensation Granted to Employees of Equity Method Investees”.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Reserve for Issuance

      The Company had 8 million shares of common stock reserved for issuance pursuant to the stock option plan at August 31, 2000. After giving effect to options granted through August 31, 2000, there were 2,550,780 shares of Common Stock reserved and available for future issuances upon exercise of outstanding and unissued stock options, warrants, and preferred stock at August 31, 2000 before giving effect to the 15 million shares of common stock available for grant commencing January 1, 2001 as authorized by the Company’s Board of Directors on September 19, 2000.

11.  Employee Benefit Plan

  401(k) Plan

      The Company’s employees participate in a defined contribution 401(k) retirement plan sponsored by Spacenet. The plan allows employees of the Company to make pre-tax contributions to the plan, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. The plan also provides for the Company to match the employees’ contributions up to a stated limit. The Company’s contributions vest over 3 years. During the period from January 11, 2000 (inception) through August 31, 2000, the Company contributed $33,675 to the plan on behalf of employees.

12.  Commitments and Contingencies

  Leases

      The Company entered into an agreement with Spacenet to assign the Company Spacenet’s rights in a non-preemptible transponder capacity service lease on the GE-4 Satellite (“GE-4”) in 2000. The terms of service provide that transponders be placed in service on January 17, 2000 extending through the earlier of the end-of-life or replacement date, the date the satellite or transponder becomes a satellite or transponder failure, or January 16, 2005. Significant terms of the operating lease include that the Company pay a $7.2 million reservation fee and monthly payments of approximately $0.15 million per transponder. Rental expense under the GE-4 capacity service lease was approximately $3.1 million during the period from January 11, 2000 (inception) through August 31, 2000.

      The Company entered into a non-preemptible transponder capacity service lease on the Telstar 7 Satellite (“Telstar 7”) on August 31, 2000. The terms of service provide that transponders be placed in service on September 1, 2000, January 1, 2001, and April 1, 2001. The Company’s rights to the exclusive use of the transponders extend through December 31, 2007. The Company has the right to extend the terms of service for any or all transponders through the anticipated end-of life of Telstar 7, which is currently anticipated to be October 31, 2013 in incremental two-year periods or a single extension commencing on January 1, 2008 through the end-of life. Significant terms of the operating lease include that the Company pay $0.8 million upon contract signing for three months of service, a reservation fee of $2.3 million on December 1, 2000, providing an irrevocable letter of credit in favor of the lessor or a cash security deposit of approximately $26.3 million on December 1, 2000, and monthly payments per transponder.

      The Company leases office space and various office and computer equipment under noncancelable operating lease agreements. Rental expense during the period from January 11, 2000 (inception) to August 31, 2000 was approximately $391,000.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Minimum future lease payments under operating leases, including transponder capacity service, at August 31, 2000 are summarized as follows:

Operating
Leases

2001	$28,970,000

2002	36,638,000

2003	36,590,000

2004	36,590,000

2005	31,475,000

Thereafter	57,190,000

$227,453,000

  Contingencies

      On or about July 26, 2000, Globecomm Systems, Inc. (“Globecomm”) commenced a lawsuit against us in the Eastern District of New York alleging the willful infringement of United States Patent No. 5,912,883. Globecomm is seeking an award for an undisclosed sum of money. The Globecomm patent is directed through an earth-orbiting satellite. The system claimed in the patent includes a central hub gateway server including a plurality of modems. In particular, each of the modems is assigned to receive and transmit signals in a specified data channel. There is also a means for modulating the data signals from all of the modems to a satellite frequency band. The system claimed in the Globecomm patent employs one data channel per modem, which is commonly referred to as a single carrier per channel technology. The Company has not yet filed an answer to the complaint of Globecomm. The Company intends to answer the complaint and vigorously contest the claims made by Globecomm in due course. The outcome of this lawsuit is inherently uncertain and management is unable to evaluate the chances of the claim or its effect on the Company.

      In addition, on May 8, 2000, Hughes Electronics Corporation (“Hughes”) commenced a lawsuit against Gilat and Spacenet in the District of Maryland, Southern Division, concerning U.S. Patent Nos. 5,699,384; 5,995,725; 5,995,726; and 6,016,388. The Company is not a party to the lawsuit, but a ruling against Gilat or Spacenet could significantly harm the Company’s business because it uses license technology from Gilat/ Spacenet that forms part of Hughes claim. In particular, U.S. Patent No. 5,699,384 is related to personal computer based receiver cards that the Company uses as part of its service offering to customers. The Company may not be able to continue to use the technology if Hughes prevails on its claim regarding this technology. Gilat and Spacenet have filed motions for partial summary judgment on the issue of patent claim construction and the Court has scheduled a hearing on these motions for November 20, 2000. The outcome of this lawsuit is inherently uncertain and management is unable to evaluate the chances of the claim or its effect on the Company.

      The Company does not currently have insurance that would indemnify it for any liability that may be imposed in connection with the legal actions described above. Accordingly, if the final disposition of these lawsuits is in favor of the plaintiff, the related liability could result in a material adverse effect on the Company’s financial position and results of operations.

      The Company has entered into employment agreements with certain members of senior management and other key employees. These agreements specify minimum annual salaries as well as performance bonus amounts and criteria. In addition, these executives have certain severance benefits, which would have a negative impact on the Company’s results of operations if such executives were terminated under certain circumstances.

STARBAND COMMUNICATIONS INC.
(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS — (Continued)

13.  Subsequent Events

      During September 2000, the Board of Directors approved the payment of $4 million to Gilat for its assistance in obtaining debt and equity for the Company. This payment has been allocated on a pro-rata basis between debt and equity securities issued as reductions in additional capital and additional deferred debt issuance costs, respectively, as of August 31, 2000. The deferred debt issuance costs have been recognized as a component of other assets and are amortized over the period of the term loan as an additional component of interest expense using the effective interest method.

      The Company’s Board of Directors authorized the Company to file an initial registration statement on Form S-1 to register shares of the Company’s common stock for an initial public offering. The ultimate terms and conditions of such transaction, if and when consummated, will be determined based on market conditions and other variables not within the control of the Company and are not estimable at this time.

14.  Pro Forma Adjustments (Unaudited)

      The Company’s Preferred Stock will automatically convert into Common Stock at consummation of an initial public offering resulting in aggregate proceeds to the Company of at least $40 million. The pro forma balance sheet at August 31, 2000 reflects the conversion of all classes of the Company’s Preferred Stock into common stock as of that date. The pro forma loss per share reflects the conversion of all classes of the Company’s outstanding convertible preferred stock as of the respective date of issuance.

INSIDE BACK COVER

TEXT ON STARBAND INDIAN NATIONS PROJECT FOR PROSPECTUS

The promise of StarBand is greater than just high-speed Internet access.
StarBand is already changing the lives of thousands of Native Americans in the
Southwest, impacting education, law enforcement, and quality of life.

"This is a turning point for our community." The Havasupai Indians hope that some of their tribal members will get online college degrees, remaining on the reservation to teach the next generation.

Sally Tisoult, Director of the Havasupai Head Start School
[Picture of Head Start School and Kids]

"Yesterday I was thinking that technology was so far into the future, but today it's right here. We have it. Now, we can be part of the international as well as the national community."

[Photo of Ben Jones, Director of Communications Services, Navajo Nation
Government]

"These Indian Nations are jumping generations of technology in a couple of hours and into the 21st century. They have gone from dial-up service that didn't work very well to StarBand's unique, high-speed service."

Ed Groenhout, Vice President for Strategic Initiatives at Northern Arizona
University

[Photo of install in Grand Canyon]

StarBand connects its subscribers, from the Grand Canyon to Silicon Alley, to new experiences, communities, and opportunities. Our first-to-market service is a compelling solution for users nationwide who need a highly reliable, high-speed connection to the Internet today.

          Through and including           , 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Credit Suisse First Boston
Salomon Smith Barney
CIBC World Markets
ING Barings

          , 2000

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item  13.  Other Expenses of Issuance and Distribution

      The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered under this Registration Statement, other than the underwriting discount payable by StarBand Communications Inc. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee. StarBand Communications Inc. will pay substantially all of the expenses of issuance and distribution set forth below.

Securities and Exchange Commission registration fee		$75,900

National Association of Securities Dealers, Inc. filing fee		30,500

Nasdaq National Market listing fee

Blue sky qualification fees and expenses

Legal fees and expenses

Accounting fees and expenses

Transfer agent and registrar fees

Printing and engraving expenses

Miscellaneous expenses and administrative costs

Total	$

Item  14.  Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Article 13 of our amended and restated certificate of incorporation, exhibit 3.1 hereto, and article 7 or our by-laws, exhibit 3.2, provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Law.

Item  15.  Recent Sales of Unregistered Securities

      Since January 11, 2000, our date of inception, we have sold and issued the following securities:

1. In connection with our incorporation we issued 10 shares of common stock to Spacenet Inc. in a private placement eligible for the exemption from registration provided by Section 4(2) of the Securities Act.

2. On April 1, 2000, we sold 9,999,989 shares of our common stock and 140,111,199 shares of our Series B Convertible Preferred stock to Spacenet Inc., in exchange for certain assets; intellectual property rights and licenses; and future services to be rendered to us in a private placement pursuant to Section 4(2) of the Securities Act.

3. On April 13, 2000, we sold 6,450,022 shares of common stock and 49,228,259 shares of Series A Convertible Preferred stock for a total of $50 million in cash to Microsoft Corporation in a private placement pursuant to Section 4(2) of the Securities Act.

4. On April 11, 2000, we sold 49,228,259 shares of Series A-1 Preferred stock and 6,450,022 shares of common stock for a total of $50 million in cash to EchoStar Communications Corporation and a total of 24,686,284 shares of Series A-2 Convertible Preferred stock and 2,621,960 shares of common stock to four entities affiliated with ING Furman Selz Investments for a total consideration of $25 million in cash in a private placement pursuant to Section 4(2) of the Securities Act.

5. On May 3, 2000, we sold a total of 8,357,754 shares of common stock to four investors not resident in the United States for a total consideration of $1 million in a transaction in reliance upon Regulation S under the Securities Act.

6. On June 26, 2000, in a private placement pursuant to Section 4(2) of the Securities Act, we issued warrants to purchase Series C Convertible Preferred stock sufficient to represent a 1.2% interest in our company, assuming full dilution, at an aggregate price of approximately $4.7 million as an inducement to Bank Leumi USA, The First International Bank of Israel Ltd. and Israel Discount Bank Ltd. to enter into a $90 million Term Note.

7. On August 7, 2000, in a private placement pursuant to Section 4(2) of the Securities Act, we issued warrants to purchase Series C Convertible Preferred stock sufficient to represent a 0.8% interest in our company, assuming full dilution, at an aggregate price of approximately $2.3 million as an inducement to the lenders to enter into $60 million Term Notes.

8. We issued warrants to purchase approximately 116,000 shares of our common stock to certain third parties in private placements pursuant to Section 4(2) of the Securities Act during the period from January 11, 2000 (inception) through August 31, 2000.

9. On June 26, 2000, in a private placement pursuant to Section 4(2) of the Securities Act, we issued options to convert up to $10 million of the Term Notes at an amount equal to $500,000,000 divided by the total number of our outstanding shares of capital stock, on a fully diluted basis.

Item  16.  Exhibits and Financial Statement Schedules

  a)  Exhibits

      The following Exhibits are filed as a part of this Registration Statement.

Exhibit Number		Description of Exhibits

1.1*		Form of Underwriting Agreement.
3.1		Amended and Restated Certificate of Incorporation.
3.2		Amended and Restated Bylaws.
4.1*		Specimen Stock Certificate.
4.2*		Microsoft Investment Agreement.
4.3*		Stockholders’ Agreement dated as of February 15, 2000.
4.4*		Registration Rights Agreement dated as of February 15, 2000.
4.5*		EchoStar and Furman Selz Investment Agreement.
4.6*		Effectiveness Agreement dated as of March 30, 2000.
4.7*		Bank Leumi USA Financing Agreement.
4.8*		Bank Leumi USA Series C Convertible Preferred Stock Purchase Warrant.
4.9*		Term Note for $90 million by Bank Leumi USA.
4.10	*	Bank Leumi USA Registration Rights Agreement.
4.11	*	Fee Letter and Debt Conversion Letter.
4.12	*	First Amendment and Joinder to the Bank Leumi USA Financing Agreement.
4.13	*	The First International Bank of Israel Series C Convertible Preferred Stock Purchase Warrant.
4.14	*	Israel Discount Bank Ltd. Series C Convertible Preferred Stock Purchase Warrant.
4.15	*	The First International Bank of Israel Registration Rights Agreement.
4.16	*	Israel Discount Bank Ltd. Registration Rights Agreement.
4.17	*	Term Note for $30 million by The First International Bank of Israel.
4.18	*	Term Note for $30 million by Israel Discount Bank Ltd.
5.1*		Opinion of Clifford Chance Rogers & Wells LLP.
10.1*		2000 Stock Incentive Plan.
10.2*		GE-4 Satellite Transponder Service Agreement.

Exhibit Number	Description of Exhibits

10.3*	Loral Skynet Transponder Service Agreement.
10.4*	Employment Agreement between StarBand and Zur Feldman.
10.5*	Employment Agreement between StarBand and David Trachtenberg.
10.6*	Memorandum of Agreement among StarBand, Gilat and EchoStar.
23.1	Consent of Ernst & Young LLP.
23.2*	Consent of Clifford Chance Rogers & Wells LLP. (Included in Exhibit 5.1)
24.1	Powers of Attorney. (Included in the signature page of the Registration Statement)
27.1	Financial Data Schedule.

*  To be filed by amendment.

     b)  Financial Statement Schedules

      Schedules have been omitted because they are not required or because the required information is given in the financial statements or notes thereto.

Item  17.  Undertakings

      (a)  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (b)  The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the provisions of Item  14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in McLean, Virginia, on the 11th day of October, 2000.

StarBand Communications Inc.

By:

Name: Zur Feldman

Title:	Co-Chairman and Chief Executive Officer;

Director

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appear below constitutes and appoints Zur Feldman and David Trachtenberg, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and any additional registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Yoel Gat	Co-Chairman; Director	October 11, 2000

Zur Feldman	Co-Chairman and Chief Executive Officer; Director	October 11, 2000
Jon DeVaan	Director	October 11, 2000
Mark Jackson	Director	October 11, 2000
Brian Friedman	Director	October 11, 2000
David Trachtenberg	President and Chief Marketing Officer	October 11, 2000
William McMoil	Corporate Controller and Treasurer	October 11, 2000